EXHIBIT 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

Among

LMI AEROSPACE, INC.,

VALENT AEROSTRUCTURES, LLC,

and

ITS MEMBERS

Dated December 5, 2012

Table of Contents

1. DEFINITIONS AND USAGE		1

1.1	Definitions	1
1.2	Usage	12

2. SALE AND TRANSFER OF UNITS; CLOSING		13

2.1	Units	13
2.2	Purchase Price	13
2.3	Closing	14
2.4	Closing Obligations	14
2.5	Valuation of Consideration Shares	15
2.6	Earnout Payment	15
2.7	Working Capital Adjustment	18

3. REPRESENTATIONS AND WARRANTIES OF SELLERS		19

3.1	Organization and Good Standing	19
3.2	Enforceability and Authority; No Conflict	19
3.3	Capitalization of Company and Subsidiaries	20
3.4	Financial Statements	21
3.5	Books and Records	21
3.6	Real and Personal Property	22
3.7	Condition and Sufficiency of Assets	22
3.8	Accounts Receivable	23
3.9	Inventories	23
3.1	No Undisclosed Liabilities	23
3.11	Taxes	24
3.12	No Material Adverse Effect	26
3.13	Employee Benefits	26
3.14	Compliance With Legal Requirements; Governmental Authorizations	28
3.15	Legal Proceedings; Orders	28
3.16	Absence of Certain Changes and Events	29
3.17	Contracts	30
3.18	Insurance	32
3.19	Environmental Matters	33
3.2	Employees and Consultants	33
3.21	Labor Disputes; Compliance	34
3.22	Intellectual Property Assets	35
3.23	Compliance with the Foreign Corrupt Practices Act and Export Control and Antiboycott Laws	38
3.24	Relationships with Related Persons	38
3.25	Securities Law Matters	38
3.26	Customers and Suppliers	39
3.27	Product Liabilities and Warranties	39
3.28	Brokers or Finders	40
3.29	Disclosure	40
3.3	Termination of Equity and Other Rights	40
3.31	ITAR Compliance	40

4. REPRESENTATIONS AND WARRANTIES OF BUYER		41

4.1	Organization and Good Standing	41
4.2	Enforceability and Authority; No Conflict	41
4.3	Investment Intent	41
4.4	Certain Proceedings	41
4.5	Brokers or Finders	42
4.6	Capitalization	42

i

4.7	SEC Filings; Financial Statements	42
4.8	Financing Commitment	42

5. COVENANTS OF SELLERS PRIOR TO CLOSING DATE		43

5.1	Access and Investigation	43
5.2	Operation of the Businesses of the Acquired Companies	43
5.3	Filings and Notifications; Cooperation	44
5.4	Notice	44
5.5	Payment of Indebtedness by Affiliates	44
5.6	Exclusive Dealing	44
5.7	Commercially Reasonable Best Efforts	45
5.8	Financial Information	45
5.9	Financing Cooperation	45
5.1	Employee Benefits Filings	45
5.11	Estoppel Certificates	45
5.12	No Trading	45
5.13	Notice	46

6. COVENANTS OF BUYER PRIOR TO CLOSING DATE		46

6.1	Filings and Notifications; Cooperation	46
6.2	Notice	46
6.3	Commercially Reasonable Best Efforts	46

7. POST-CLOSING COVENANTS		46
7.1	Access to Records	46
7.2	Accounts Receivable	47
7.3	Confidentiality	47
7.4	Customer and Other Business Relationships	48
7.5	Tax Matters	48
7.6	Directors and Officers Indemnification and Insurance	49
7.7	WARN Act Compliance	49

8. CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		50

8.1	Accuracy of Sellers’ Representations	50
8.2	Sellers’ Performance	50
8.3	Bring Down Certificate	50
8.4	Consents	50
8.5	Governmental Authorizations	50
8.6	Additional Documents	50
8.7	Indemnification Lock Up Agreement	51
8.8	No Proceedings	51
8.9	No Claim Regarding Equity Ownership or Sale Proceeds	51
8.1	No Conflict	51
8.11	Termination of Equity and Other Rights	52
8.12	Insurance	52
8.13	Reviewed and Restated Audited Financial Statements	52
8.14	Absence of Certain Events	52
8.15	Real Property Reports	52
8.16	No Material Adverse Change	53

9. CONDITIONS PRECEDENT TO SELLERS’ OBLIGATIONS TO CLOSE		53

9.1	Accuracy of Buyer’s Representations	53
9.2	Buyer’s Performance	53
9.3	Bring Down Certificate	53
9.4	Consents	53

9.5	Additional Documents	53
9.6	No Legal Prohibition	54

10. TERMINATION		54

10.1	Termination Events	54
10.2	Effect of Termination; Liquidated Damages	54

11. INDEMNIFICATION; PAYMENT; REIMBURSEMENT; REMEDIES		55

11.1	Survival; Remedies	55
11.2	Indemnification, Payment, and Reimbursement by Sellers	55
11.3	Indemnification, Payment, and Reimbursement by Sellers—Environmental Matters	56
11.4	Indemnification, Payment, and Reimbursement by Buyer	57
11.5	Time Limitations	57
11.6	Certain Limitations	57
11.7	Setoff Right	58
11.8	Third-Party Claims	59
11.9	Other Claims	60
11.1	[Reserved]	60
11.11	Indemnification as the Exclusive Remedy	60
11.12	General Escrow Funds	60
11.13	Strict Liability or Indemnitee Negligence	60

12. MISCELLANEOUS		61

12.1	Expenses	61
12.2	Public Announcements	61
12.3	[Reserved]	61
12.4	Nature of Sellers’ Obligations	61
12.5	Sellers’ Representative	61
12.6	Further Assurances	63
12.7	Entire Agreement	63
12.8	Modification	63
12.9	Assignments and Successors	63
12.1	No Third-Party Rights	63
12.11	[Reserved]	63
12.12	Governing Law	63
12.13	Jurisdiction; Service of Process	63
12.14	Waiver of Jury Trial	64
12.15	Attorneys’ Fees	64
12.16	Enforcement of Agreement	64
12.17	No Waiver	64
12.18	Notices	64
12.19	Severability	65
12.2	Time of Essence	65
12.21	Provision Respecting Representation of Company	65
12.22	Financing Sources	66
12.23	Counterparts and Electronic Signatures	66

INDEX OF DEFINED TERMS

Term	Defined at Page:	Found in Section(s):
Acquired Companies	1	Numerous sections
Adjusted EBITDA	1	Definition of “Earnout Amount,” 2.6,
Agreement	1	Numerous sections
Applicable Contract	2	3.1, 3.2, 3.16, 3.17, 3.18, 3.24, 3.26, 5.2
Balance Sheet Date	21	3.4, 3.6, 3.8, 3.9, 3.12, 3.16, 3.27
Breach	2	Definition of “Material Adverse Effect,” 2.2, 3.2, 3.17, 4.2, 4.8, 5.4, 6.2, 7.3, 7.5, 8.12, 10.1, 10.2, 11.2, 11.3, 11.4, 11.5, 11.6, 11.11, 12.1, 12.16
Business Day	2	2.2, 2.3, 2.7, 11.3, 11.6, 12.5
Buyer	2	Numerous sections
Buyer Group	43	5.1
Buyer Indemnified Persons	55	11.2, 11.3, 11.6
Buyer’s Closing Documents	3	4.2
Cash Sweep	14	5.2
Cleanup	3	11.3
Closing	14	Numerous sections
Closing Balance Sheet	3	Definition of “GAAP,” 2.7, 3.8, 7.2, 11.2
Closing Date	3	Numerous sections
Closing Indebtedness	3	Definition of “Cash,” 2.2 and Schedule 2.2
Closing Payment	14	2.2, 2.4, 11.6, 12.5 and Schedule 2.2
COBRA	263	3.13
Code	4	Definition of “Employee Plan” and in Sections 3.11, 3.13, 3.23, 5.2, 5.10, 7.5
Company	4	Numerous sections
Confidential Information	47	7.3, 11.8
Consent	4	Definition of “Governmental Authorization” and in Sections 3.2, 4.2, 5.3, 7.3, 8.4, 9.4
Contemplated Transactions	4	Numerous sections
Contract	4
Definitions of “Applicable Contract,” “Breach,” “Employee Plan,” “Employee Plan Documents” and in Sections 3.1, 3.2, 3.3, 3.6, 3.11, 3.13, 3.16, 3.17, 3.18, 3.20, 3.22, 3.24, 3.26, 4.2, 5.1, 5.2, 7.3, 11.2

Copyrights	4	Definition of “Intellectual Property Assets” and in Section 3.22
Disclosure Letter	4	Numerous sections
Employee Plan	4	Definition of “Employee Plan Documents” and in Sections 3.13, 3.16, 3.20, 5.2, 5.11
Encumbrance	5	Definition of “Permitted Encumbrance” and in Sections 2.1, 2.4, 3.2, 3.3, 3.6, 3.11, 3.16, 3.17, 3.19, 3.22
Environment	5	Definitions of “Environmental Law” and “Release”
Environmental Law	5	Definition of “Environmental Law” and in Section 3.19, 11.3
Equity Security	5	3.3, 3.16, 3.24, 5.6, 8.9
ERISA	5	Definition of “Employee Plan” and in Section 3.13, 5.2
Escrow Agent	15	2.2, 2.4, 12.1 and in Schedule 2.2
Escrow Agreement	5	Definition of “Buyer’s Closing Documents,” “Escrow Agent”, “Seller’s Closing Documents” and in Sections 2.2, 2.4, 12.1, 12.5 and Schedule 2.2
Exchange Act	5	Definitions of “Equity Security” and “Affiliate” and Sections 3.4, 3.5, 4.2 and 4.7
Facilities	6	3.19, 11.3
Financial Statements	6	Definition of “GAAP” and “Permitted Encumbrances” and in Sections 3.4, 3.8, 3.9, 3.11, 4.7, 8.13 and Schedule 2.2

Term	Defined at Page:	Found in Section(s):
Fundamental Representations	57	8.12, 11.5, 11.12
Funds Flow Memo	14	2.2, 8.6, 12.1, 12.5 and Schedule 2.2
GAAP	6
Definition of “Adjusted EBITDA,” “Cash,” “Closing Balance Sheet,” “EBITDA,” “Material Adverse Effect,” “Net Working Capital,” “Working Capital Schedule” and in Sections 1.2, 2.6, 3.4, 3.5, 4.7 and Schedule 2.2

General Escrow Funds	13	2.2, 2.4, 11.7, 11.12 and Schedule 2.2
Governmental Authorization	6	3.2, 3.14, 5.3, 8.5
Governmental Body	6
Definitions of “Employee Plan Documents”, “Governmental Authorization,” “Legal Requirement”, “Order,” “Person,” “Proceeding,” “Tax,” and “Tax Return” and in Sections  2.4, 3.11, 3.13,  3.14, 3.15, 3.21, 3.22, 3.23, 3.27, 4.2, 7.1, 7.5, 8.10, 8.14, 11.3

HSR Act	7	3.2, 4.2, 5.3, 6.1, 12.1
Indemnified Person	58	Definition of “Third-Party Claim,” 11.6, 11.8, 12.10
Indemnifying Person	58	11.8
Independent Accountants	17	2.6
Intellectual Property Assets	7	3.17 and 3.22
Interim Balance Sheet	21	3.4, 3.6, 3.8, 3.9, 3.10, and 3.11
Interim Balance Sheet Date	21	3.4, 3.6, 3.8, 3.9
Invention Disclosures	36	Defined in “Intellectual Property Assets,” 3.22
IRB Adjustment Amount	7	1.1, 2.2, Schedule 1.1(a)
IRS	7	Definition of “Employee Plan Documents,” 3.11 and 3.13
Knowledge	7	Definition of “Knowledge of Sellers,” 3.17, 3.18, 4.4, and 11.1
Knowledge of Sellers	8	3.7, 3.8, 3.11, 3.13, 3.14, 3.15, 3.17, 3.18, 3.19, 3.20, 3.21, 3.22, 3.26 and 3.27
Leased Real Property	8	Definition of “Facilities,” 3.6 and 5.11
Legal Requirement	8	Definition of “Cleanup,” “Governmental Authorization,” “Occupational Safety and Health Law,” “Tax Return,” and numerous sections
Loss	8	Definition of “Environmental Liability” and “Occupational Safety and Health Liability,’ 3.27, 7.1, 10.2, 11.2, 11.3, 11.4, 11.6, 11.8, 12.4 and 12.5 and Schedule 11.2(f)
Major Suppliers	39	3.26
Major Customers	39	3.26
Marks	8	Definition of “Intellectual Property Assets” and 3.22
Material Adverse Effect	8	3.1, 3.12, 8.1, 8.16 and 11.1
Material Consents	50	6.1 and 8.4 and Exhibit 8.4
Net Names	8	Definition of “Intellectual Property Assets” and 3.22
Objection Notice	16	2.6
Occupational Safety and Health Law	8	Definition of “Occupational Safety and Health Liability,” 3.19
Order	9	3.2, 3.15, 3.19, 3.20, 4.2, 8.10, 9.6
Ordinary Course of Business	9	Definition of “Permitted Encumbrances,” 3.6, 3.8, 3.9, 3.10, 3.13, 3.16, 3.17, 5.2 and 5.6
Organizational Documents	9	2.4, 3.1, 3.3, 3.16
Owned Real Property	22	Definition of “Facilities,” “Permitted Encumbrances” and 3.6
Ozark Mountain	20	3.3, 8.11
Patents	9	Definition of “Intellectual Property Assets” and Section 3.22

v

Term	Defined at Page:	Found in Section(s):
Permitted Encumbrances	9	3.2, 3.6
Person	9	Numerous sections
Proceeding	9	Definition of “Third-Party Claim,” Sections 3.11, 3.13, 3.15, 3.21, 3.22, 4.4, 7.1, 7.3, 8.8, 11.3, 11.8, 12.13, 12.15 and Exhibit 2.4(a)(v)
Purchase Price	13	2.2, 2.6, 2.7, 4.8, 7.5, 8.9, 10.2, 11.6, 12.1, 12.5
Real Property	22	3.6, 5.1 and 8.15
Record	9	3.4, 3.5, 5.1, 7.1
Release	10	Definition of “Clean up,” “Environmental Law,” Sections 3.3, 11.3, Schedule 2.2 and Exhibit 2.4(a)(v)
Representative	10	Definition of “Financing Sources,” 2.6, 2.7, 3.23, 3.28, 4.5, 5.1, 5.3, 5.6, 5.9, 6.1, 7.1, 11.2, and 12.1, 12.22
Securities Act	11	3.3, 3.25, 4.2 and 4.3
Seller(s)	1	Numerous sections
Sellers’ Closing Documents	11	3.2, 11.2, 12.5
Sellers’ Representative	14	2.2, 2.3, 2.4, 2.6, 2.7, 4.8, 9, 9.3, 9.4, 9.5, 11.3, 11.5, 11.7, 11.8, 11.9, 12.5, 12.8, 12.17, 12.18
Software	11	Definition of “Intellectual Property Assets,” 3.22 and 7.3
Stub Tax Period	48	7.5
Subsidiary	11	Definition of “Tax Related Agreements,” 3.3, 7.5, 8.6, 12.9
Tax	11	Definition of “Permitted Encumbrance,” “Tax Related Agreement,” “Tax Return,” 2.6, 3.2, 3.11, 3.13, 3,17, 3.20, 3.21, 7.5, 11.2, 12.1, Schedule 2.2
Tax Related Agreement	11	Definition of “Tax,” 7.5
Tax Return	11	2.6, 3.11, 7.1, 7.5, 12.1
Termination Date	54	2.3, 10.1 and 10.2
Third Party	11	Definition of “Third-Party Claim,” 3.6, 8.9, and 11.8
Third-Party Claim	12	11.3, 11.8, and 11.9
Trade Secrets	12	Definition of “Intellectual Property Assets”
Units	1	Recitals, Definition of “Pro Rata Percentages,” 2.1, 2.2, 2.4, 2.6, 3.3, 3.5, 3.15, 12.1, Schedule 2.2, Ex. 2.4(a)(v)
WARN	35	3.21, 7.7
Working Capital Deficit	12	2.7, 11.7, 11.11
Working Capital Schedule	12	Definition of “GAAP,” 2.7
Working Capital Surplus	12	2.7

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Purchase Agreement (“Agreement”) is made as of December 5, 2012 among LMI AEROSPACE, INC., a Missouri corporation (“Buyer”), VALENT AEROSTRUCTURES, LLC, a Delaware limited liability company (the “Company”), and all of the common members of the Company, each of whom have executed the signature page to this Agreement (collectively, “Sellers” and individually, a “Seller”).

RECITALS

A.            Sellers constitute all of the common members of the Company.

B.             Certain membership interests of the Company and all rights of Sellers as members of the Company are represented by common units of membership interest (the “Common Units”).

C.            The other membership interests of the Company are represented by preferred units of membership interest (the “Preferred Units” and together with the Common Units, “Units”).

D.            Sellers desire to sell, and Buyer desires to purchase, all common membership interests and all rights of Sellers as members of the Company, including all Common Units, for the consideration and on the terms set forth in this Agreement.

E.             Sellers desire to cause the Preferred Unit holders (the “Preferred Holders”) to have all of the Preferred Units redeemed by the Company prior to Closing, and Buyer desires the same, for the consideration and on the terms set forth in this Agreement.

The parties, intending to be legally bound, agree as follows:

1.  DEFINITIONS AND USAGE

1.1	DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

“Acquired Companies”—the Company and its Subsidiaries, collectively, and “Acquired Company” means any one of the Acquired Companies.

“Adjoining Property”—as defined in Section 3.19(e).

“Adjusted EBITDA”—EBITDA, adjusted as described in the last sentence of this definition and by excluding the effects of any of the following to the extent otherwise included in EBITDA:

(a)
gains or losses realized by the Acquired Companies from the sale of assets other than in the ordinary course of business and any “extraordinary items” of gain or loss (as determined in accordance with GAAP);

(b)
any management fees, general overhead expenses, or other intercompany charges, of whatever kind or nature, charged by Buyer to the Acquired Companies, other than intercompany charges related to costs otherwise avoided by the Acquired Companies through utilization of Buyer’s resources (provided that the charges for such avoided costs are on terms at least as favorable to the Acquired Companies as the terms at which the costs such charges replace could have been procured in an arm’s length transaction with a third party);

(c)	but excluding any costs related to the Contemplated Transactions and any charges from Buyer and any of its Affiliates;

(d)	excluding the effects of integration or consolidation benefits, costs, and expenses; and

(e)	effects of purchase accounting.

In determining consolidated earnings from operations, the purchase and sales prices of goods and services sold by the Acquired Companies to Buyer or its Affiliates, or purchased by the Acquired Companies from Buyer or its Affiliates, shall be adjusted to reflect the amounts that the Acquired Companies would have received or paid if dealing with an independent party in an arm’s length commercial transaction; provided that any transaction between Buyer, or any Subsidiary of Buyer (other than an Acquired Company), and any Acquired Company, the terms of which were agreed to without input from senior-level management of Buyer or such Acquired Company, will be deemed to be an arm’s length commercial transaction. In addition, in determining consolidated earnings from operations, program accounting will be continued in accordance with GAAP. Within twenty (20) days after the end of each calendar month, commencing with the end of the first full calendar month following the month in which the Closing Date occurs, Buyer will prepare and deliver to the Specified Individuals a calculation of Adjusted EBITDA as at the end of such month and will meet with the Specified Individuals following each such delivery to explain and provide detail regarding, and to confirm with the Specified Individuals the accuracy of, such calculation.

“Affiliate”—with respect to any Person, a Person that directly or indirectly controls or is controlled by, or is under common control with, as the case may be, the relevant Person.

“Agreement”—as defined in the first paragraph of this Agreement.

“Annualized Adjusted EBITDA”— an amount equal to Adjusted EBITDA for the Annualized Earnout Period divided by the number of calendar days in the Annualized Earnout Period multiplied by the total number of calendar days in the Earnout Period.

“Annualized Earnout Amount”—an amount equal to Annualized Adjusted EBITDA less the Threshold Amount.

“Annualized Earnout Period”—the period of the Earnout Period prior to the consummation of a Change of Control.

“Alternative Arrangements” —as defined in Section 11.6(b).

“Applicable Contract”—any Contract (a) under which any Acquired Company has or may acquire any rights, (b) under which any Acquired Company has or may become subject to any obligation or liability, or (c) by which any Acquired Company or any assets owned or used by it is or may become bound.

“Assignment of Membership Interest”—as defined in Section 2.4(a)(i).

“Balance Sheet Date”—as defined in Section 3.4.

“Breach”—any breach of, or any inaccuracy in, any representation or warranty or breach of, or failure to perform or comply with, any covenant or obligation in or of the Contract in question, or any event that with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy, or failure.

“Business Day”—any day other than (a) Saturday or Sunday or (b) any other day on which national banks in Missouri are generally permitted or required to be closed.

“Buyer”—as defined in the first paragraph of this Agreement.

“Buyer Group”—as defined in Section 5.1.

“Buyer Indemnified Persons”—as defined in Section 11.2.

“Buyer’s Closing Documents”—Escrow Agreement and each other document to be executed or delivered by Buyer at Closing.

“Buyer’s Common Stock”—the common stock of Buyer having a par value of $0.02, per share.

“Buyer SEC Documents”—as defined in Section 4.7.

“Cash”—the cash and cash equivalents of the Acquired Companies, net of all outstanding checks and including any unapplied deposits, determined in accordance with GAAP. For the avoidance of doubt, if Cash is a negative number it shall be included in Closing Indebtedness.

“Cause”—with respect to a Specified Individual, the Specified Individual engaging in conduct which either: 1) constitutes a material failure to perform the duties and responsibilities assigned to the Specified Individual by Buyer; (2) constitutes an act of fraud or a stated misrepresentation arising out of or in connection with the Specified Individual’s relations, interactions or dealings with Buyer or its customers; or 3) constitutes a willful violation or reckless disregard of or for any laws or regulations of the United States or any state thereof or any similar crime under the laws of any relevant foreign jurisdiction.

“Change of Control”— means: (i) the acquisition (other than from the Buyer) by any Person (as defined in this paragraph below), of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of (A) the then outstanding shares of the equity securities of the Buyer, or (B) the combined voting power of the then outstanding equity securities of the Buyer entitled to vote generally in the election of directors (the “Buyer Voting Stock”); (ii) the closing of a sale of all or substantially all of the assets of the Buyer; or (iii) the effective time of any merger, share exchange, consolidation or other business combination involving the Buyer if immediately after such transaction persons who hold a majority of the outstanding voting equity securities entitled to vote generally in the election of directors of the surviving entity are not persons who, immediately prior to such transaction, held the Buyer Voting Stock. For purposes of this paragraph, a “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than: employee benefit plans sponsored or maintained by the Buyer or by entities controlled by the Buyer or an underwriter of shares of Buyer Voting Stock in a public offering of Buyer Voting Stock.

“Cleanup”—actions required by any Legal Requirement to clean up, remove, treat, or in any other way address the presence or Release, or of any Hazardous Substances whether or not any expense incurred in connection with such action constitutes a capital expenditure.

“Closing”—as defined in Section 2.3.

“Closing Date”—the date on which the Closing occurs.

“Closing Indebtedness”—as defined on Schedule 2.2.

“Closing Balance Sheet”—the consolidated Closing Date balance sheet of the Acquired Companies prepared in accordance with GAAP, without accompanying footnotes.

“Closing Payment”—as defined in Section 2.2(a)(iv).

“COBRA”—as defined in Section 3.13(d).

“Code”—the Internal Revenue Code of 1986, as amended.

“Company”—as defined in the first paragraph of this Agreement.

“Computation Notice”—as defined in Section 2.6(d).

“Confidential Information”—as defined in Section 7.3(a).

“Consent”—any approval, consent, ratification, waiver, or other similar authorization.

“Consideration Shares”—as defined in Section 2.2(a)(i).

“Consideration Shares Value”—as defined in Section 2.2(a)(i).

“Contemplated Transactions”—the transactions contemplated by this Agreement.

“Contract”—any agreement, contract, lease, consensual obligation, promise, commitment, or undertaking (whether written or oral).

“Copyrights”—all registered and unregistered copyrights in both published and unpublished works and all original works of authorship (whether copyrightable or not).

“Disclosure Letter”—the disclosure letter delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement which is incorporated into and made a part of this Agreement by this reference.

“Earnout Amount”—an amount equal to Adjusted EBITDA for the Earnout Period less the Threshold Amount.

“Earnout Multiple”—Five (5).

“Earnout Payment”—as defined in Section 2.6(a).

“Earnout Payment Date”—as defined in Section 2.6(b).

“Earnout Period”—the calendar year ending December 31, 2013.

“EBITDA”—consolidated net income from operations of the Company and its Subsidiaries, as determined in accordance with GAAP, excluding consolidated interest, income taxes, depreciation, and amortization of the Company, in each case, as determined in accordance with GAAP.

“Excess Earnout”—as defined in Section 2.6(b).

“Employee Plan”—an “employee benefit plan” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all bonus, incentive compensation, deferred compensation, profit-sharing, stock option, phantom stock, restricted stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, employment agreement, consulting agreement, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit, Section 125 of the Code, or welfare plan, and any other employee compensation or benefit plan, policy, practice, or Contract (whether qualified or nonqualified, effective or terminated, written or unwritten) and any trust, escrow, or other Contract related thereto that (i) is maintained, including any frozen plans, or contributed to by any Acquired Company and (ii) provides benefits to, or describes policies or procedures applicable to, any current or former director, officer, employee, or service provider of any Acquired Company, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof.

“Employee Plan Documents”—(i) the documents comprising each Employee Plan (or, with respect to an Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets, and any other matters that relate to the obligations of any Acquired Company thereunder); (ii) all trust agreements, insurance contracts, or any other funding instruments related to each Employee Plan; (iii) all rulings, determination letters, opinion letters, no-action letters, or advisory opinions from the IRS, the United States Department of Labor, or any other Governmental Body that pertain to each Employee Plan and any open requests therefor; (iv) the most recent actuarial and financial reports (audited and/or unaudited) and the annual reports filed with any Governmental Body with respect to each Employee Plan during the current year and each of the three preceding years; (v) all Contracts with third-party administrators, actuaries, investment managers, consultants, or other independent contractors that relate to each Employee Plan; and (vi) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks, and other written communications regarding each Employee Plan.

“Encumbrance”—any charge, claim regarding ownership, community or other marital property interest, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal, or similar restriction, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment”— the navigable waters, the waters of the contiguous zone, and the ocean waters and any other surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.

“Environmental Liability”—any Loss, obligation, or other responsibility resulting from or arising under an Environmental Law.

“Environmental Law”— shall include, but shall not be limited to the  Comprehensive, Environmental, Response, Compensation and Liability Act, the Resource, Conservation and Recovery Act,  the Federal Water Pollution Control Act, 33 U.S.C.A. §§ 1251 et seq., the Clean Air Act, 42 U.S.C.A. §§ 7401 et seq., and any other local, state and/or federal laws or regulations, whether currently in existence or hereafter enacted, that govern

(a)	the existence, cleanup and/or remedy of Hazardous Substances Released into the Environment;

(b)	the protection of the environment from spilled, deposited or otherwise emplaced Hazardous Substances;

(c)	the control of Hazardous Substances; or

(d)	the use, generation, transport, treatment, removal or recovery of Hazardous Substances.

“Equity Security”—in respect of any Person, (a) any capital stock or similar security, (b) any security convertible into or exchangeable for any security described in clause (a), (c) any option, warrant, or other right to purchase or otherwise acquire any security described in clauses (a), (b), or (c), and (d) any “equity security” within the meaning of the Exchange Act.

“ERISA”—the Employee Retirement Income Security Act of 1974.

“Escrow Agent”—as defined in the Escrow Agreement.

“Escrow Agreement”—as defined in Section 2.4(a)(viii).

“Exchange Act”—the Securities Exchange Act of 1934, as amended.

“Executive Employment Agreements”—as defined in Section 2.4(a)(vi).

“Facilities”— any real property owned or operated or formerly owned or operated by any Acquired Company (including the Owned Real Property and Leased Real Property) and any buildings, plants or structures owned or operated or formerly owned or operated by any Acquired Company.

“Financial Statements”—as defined in Section 3.4.

“Financing Sources”—the financial institutions that have committed to provide (directly or indirectly), or otherwise entered into agreements in connection with Debt Financing or other financings in connection with the Contemplated Transactions, including the financial institutions party to the Commitment Letter, together with their Affiliates and Representatives and their successors and assigns, and any joinder agreements or credit agreements relating thereto.

“Funds Flow Memo”—as defined in Section 2.2(b).

“GAAP”—generally accepted accounting principles in the United States, applied: (i) except as provided in clauses (ii) and (iii) below, in a manner consistent with the preparation of the December 31, 2011 Audited Financials Statements except as restated prior to Closing pursuant to Section 8.13, of the Acquired Companies, (ii) when used in Section 4.7(b), in a manner substantially consistent with the past practices of the Buyer and (iii) when used in connection with the preparation of the Closing Balance Sheet, the Working Capital Schedule, the Final Working Capital Schedule, the determination of Net Working Capital and for all other purposes under Section 2.7, in a manner consistent with the preparation of the December 31, 2011 Audited Financial Statements prior to the restatement thereof (i.e. excluding the effects of the restatement described in Section 8.13).

“General Escrow Funds”—as defined in Section 2.2(a)(ii).

“Good Reason” —any of the following with respect to a Specified Individual: (i) a material reduction by Buyer in the nature or scope of such Specified Individual’s position, authorities or duties from those in effect immediately following the Closing; (ii) a material reduction by Buyer in such Specified Individual’s annual salary, performance bonus percentage or material reduction to such Specified Individual’s aggregate benefits; or (iii) a relocation by Buyer of the Specified Individual’s primary place of employment to a location more than 50 miles outside of their current location of employment.

“Governmental Authorization”—any Consent, license, registration, or permit issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body”—any:

(a)	nation, state, county, city, town, borough, village, district, or other jurisdiction;

(b)	federal, state, local, municipal, foreign, multinational, or other government;

(c)
governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal, or other entity exercising governmental or quasi-governmental powers);

(d)
body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, whether local, national, or international; or

(e)	official of any of the foregoing.

“Hazardous Substance” —Any element, compound, mixture, solution, or substance designated as hazardous under section 102 of CERCLA; any hazardous substance designated under section 311(b)(2)(a) of the Clean Water Act (CWA), or any toxic pollutant listed under section 307(a) of the CWA, including any hazardous waste having the characteristics identified or listed under section 3001 of the Resource Conservation and Recovery Act; any hazardous air pollutant listed under section 112 of the Clean Air Act, as amended;  any imminently hazardous chemical substance or mixture which the EPA Administrator has "taken action under" section 7 of the Toxic Substances Control Act.

“HSR Act”—the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Statement”—as defined in Section 2.6(d).

“Indemnified Person”—as defined in Section 11.8(a).

“Indemnifying Person”—as defined in Section 11.8(a).

“Independent Accountants”—as defined in Section 2.6(g).

“Intellectual Property Assets”—as defined in Section 3.22(a).

“Interim Balance Sheet”—as defined in Section 3.4.

“Interim Balance Sheet Date”—as defined in Section 3.4.

“Invention Disclosures”—as defined in Section 3.22(a).

“Intellectual Property Assets”—all material intellectual property owned, licensed (as licensor or licensee), or used by an Acquired Company, including, but not limited to, Marks, Patents, Invention Disclosures, Copyrights, all rights in mask works (as defined in Section 901 of the Copyright Act of 1976), Software, Trade Secrets, Net Names, improvements, concepts, ideas, specifications, data bases, technology, research and development, formulae, design files, code, processes, methods, documentation, blueprints, moral rights, publicity rights and any other proprietary, intellectual, or industrial property or similar or equivalent intangible rights of any kind or nature, in each case including all goodwill associated therewith or appurtenant thereto.

“IRB Adjustment Amount”—as defined on Schedule 1.1(a).

“IRB Indebtedness”—all direct and indirect obligations of the Acquired Companies in connection with those certain industrial revenue bonds described generally as follows: (1) Washington, MO IDR Bond Series 2011; (2) Washington, MO IDR Bond Series 2012, (3) Fredonia, KS IDR Bond Series 2012A, (4) Fredonia, KS IDR Bond Series 2012B, (5) Washington Series A, and (6) Washington Series B.

“IRS”—the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge”—

(a)	An individual will be deemed to have Knowledge of a particular fact or other matter if:

(i)	that individual is actually aware of that fact or matter; or

(ii)
a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive internal investigation regarding the accuracy of any representation or warranty in this Agreement.

(b)
A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, manager, executor, or trustee of that Person (or in any similar capacity) has or had at any time Knowledge of that fact or matter (as set forth in (a)(i) and (a)(ii) above). Notwithstanding the foregoing, the Acquired Companies will be deemed to have Knowledge of a particular fact or other matter if Charlie Newell, Henry Newell, Bruce Breckenridge, or Mark Deuel has, or at any time had, Knowledge of that fact or other matter (as set forth in (a)(i) and (a)(ii) above).

“Knowledge of Sellers”—the Knowledge of any Seller or the Knowledge of Charlie Newell, Henry Newell, Bruce Breckenridge and Mark Deuel.

“Leased Real Property”—as defined in Section 3.6(b).

“Legal Requirement”—any constitution, law, ordinance, principle of common law, code, rule, regulation, statute, act, treaty, or order of general applicability of any Governmental Body, including rules and regulations promulgated thereunder.

“Loss”—any cost, loss, liability, obligation, claim, cause of action, damage, deficiency, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses), fine, penalty, judgment, award, assessment, or diminution of value, but excluding punitive damages.

“Major Suppliers”—as defined in Section 3.26.

“Major Customers”—as defined in Section 3.26.

“Marks”—the name of each Acquired Company, all fictional business names, trading names, logos, registered and unregistered trademarks, service marks, and applications for same.

“Material Adverse Effect”—any event, change, development, or occurrence that, individually or together with any other event, change, development, or occurrence, results, or would reasonably be expected to result, in a materially adverse effect on the business, financial condition, assets, liabilities, capitalization, or results of operations of the Acquired Companies on a consolidated basis; provided, however, that when determining whether there has been a Material Adverse Effect, any adverse change resulting from any of the following shall be disregarded:  (i) general economic, business, industry or financial market conditions (whether in the United States or otherwise); (ii) the taking of any action required or permitted by this Agreement; (iii) the announcement of the Contemplated Transactions; (iv) the Breach of this Agreement by Buyer, or (v) any changes in applicable laws, regulations or accounting rules, including GAAP (provided that any change does not affect such Person in a substantially disproportionate manner).

“Material Consents”—as defined in Section 8.4.

“Minority Interest Repurchase Agreements”—as defined in Section 3.3(b).

“Net Names”— all rights in Internet websites, Internet domain names, and keywords held by an Acquired Company.

“Net Working Capital”—the current assets of the Company and its Subsidiaries on a consolidated basis less the current liabilities of the Company and its Subsidiaries on a consolidated basis, determined in accordance with GAAP and in the manner set forth on Schedule 1.1(b).

“Objection Notice”—as defined in Section 2.6(f).

“Occupational Safety and Health Law”—any Legal Requirement designed to promote safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to promote safe and healthful working conditions.

“Occupational Safety and Health Liability”—any Loss, obligation, or other responsibility resulting from or arising under an Occupational Safety and Health Law.

“Order”—any order, injunction, judgment, decree, ruling, assessment, or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business”—an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action:

(a)	is consistent with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and

(b)	does not require authorization by the board of directors or other governing body of such Person (or by any Person or group of Persons exercising similar authority).

“Organizational Documents”—(a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the certificate of formation and limited liability company agreement, operating agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or agreement or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to or restatement of any of the foregoing.

“Owned Real Property”—as defined in Section 3.6(a).

“Part”—the applicable part of the Disclosure Letter.

“Patents”—all patents, patent applications, and inventions and discoveries (whether patentable or not).

“Permitted Encumbrances”—(a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due or payable, (b) Encumbrances of carriers, warehousemen, mechanics, and materialmen and other like Encumbrances arising in the Ordinary Course of Business, (c) statutory Encumbrances in favor of lessors arising in connection with any property leased to any Acquired Company, (d) Encumbrances disclosed in the Financial Statements, and (e) to the extent the following do not or would not materially impair, prohibit or interfere with the use or occupancy of the affected asset, all matters of record, including, without limitation, survey exceptions, reciprocal easement agreements and other encumbrances on title to real property, applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations.

“Person”—an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, other entity, or a Governmental Body.

“Plan”—as defined in Section 3.13.

“Proceeding”—any action, arbitration, mediation, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Pro Rata Percentages”—the respective percentage ownership of Units by the Members immediately prior to the Closing as set forth on Schedule 2.2.

“Purchase Price”—as defined in Section 2.2.

“Real Property”—as defined in Section 3.6(b).

“Record”—information that is inscribed on a tangible medium or that is stored in an electronic or other medium.

“Related Person”—

(a)	With respect to an individual:

(i)	each other member of such individual’s Family;

(ii)	any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s Family;

(iii)	any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(iv)	any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity).

(b)	With respect to a Person other than an individual:

(i)	any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person;

(ii)	any Person that holds a Material Interest in such specified Person;

(iii)	each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity);

(iv)	any Person in which such specified Person holds a Material Interest; and

(v)	any Person with respect to which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

(c)	For purposes of this definition:

(i)
“control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and shall be construed as such term is used in the rules promulgated under the Exchange Act;

(ii)
the “Family” of an individual includes (A) the individual, (B) the individual’s spouse, (C) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (D) any other natural person who resides with such individual; and

(iii)
“Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or Equity Securities representing at least 10% of the outstanding equity interests in a Person.

“Release”— any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance or pollutant or contaminant).

“Representative”—with respect to a particular Person, includes any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, or legal counsel of such Person.

“Second Earnout Payment Date”—as defined in Section 2.6(b).

“Securities Act”—the Securities Act of 1933, as amended.

“SEC”—the United States Securities and Exchange Commission.

“Seller(s)”—as defined in the first paragraph of this Agreement.

“Sellers’ Closing Documents”—the releases specified in Section 2.4(a)(v), the Escrow Agreement, and each other document to be executed or delivered by any Seller at the Closing.

“Sellers’ Releases”—as defined in Section 2.4.

“Sellers’ Representative”—as defined in Section 12.5(a).

“Software”—computer software and programs (including all source code and object code), other than commercially available, off-the-shelf software consisting of “shrink wrap,” “execute-by-opening,” or similar license agreements.

“Specified Individuals” —Charlie Newell, Henry Newell and Bruce Breckenridge.

“Subsidiary”—with respect to any Person (the “Owner”), any corporation or other Person (including any limited liability company) of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than Equity Securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Target Working Capital”—is Thirty One Million Four Hundred Thousand Dollars and 00/100 ($31,400,000.00) to Thirty Three Million Four Hundred Thousand Dollars and 00/100 ($33,400,000.00).

“Tax”—any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, Social Security, unemployment, disability, real property, personal property, sales, use, transfer, value added, concession, alternative, add-on minimum and other tax of any kind whatsoever and any interest, penalty, addition, or additional amount thereon imposed, assessed, or collected by or under the authority of any Governmental Body or payable under any Tax Related Agreement.

“Tax Related Agreements” shall mean all existing agreements or arrangements (whether or not written) binding the Company or any Subsidiary that (i) provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s liability in respect of any Tax, (ii) require the Company or any Subsidiary to pay to any Person in respect of any Tax or (iii) require the Company or any Subsidiary to take into account the Tax liability or activities of any other Person in determining its Tax liability.

“Tax Return”—any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Date”—as defined in Section 10.1(d).

“Third Party”—a Person that is not an Acquired Company or a party to this Agreement.

“Third-Party Claim”—any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Threshold Amount”—the amount of Twenty Six Million Dollars and 00/100 ($26,000,000.00).

“Trade Secrets”—all know-how, trade secrets, confidential or proprietary information, customer lists, technical information, data, process technology, plans, and drawings.

“Units”—as defined in the Recitals of this Agreement.

“Working Capital Deficit”—the amount by which the Net Working Capital is less than Thirty One Million Four Hundred Thousand Dollars and 00/100 ($31,400,000.00).

“Working Capital Schedule”—the statement of Net Working Capital, as calculated in accordance with GAAP subject to the adjustments described in the definition of Net Working Capital, together with the listing of the categories and dollar amounts of current assets and current liabilities utilized in determining such Schedule.

“Working Capital Surplus”—the amount by which the Net Working Capital is greater than Thirty Three Million Four Hundred Thousand Dollars and 00/100 ($33,400,000.00).

1.2	USAGE

(a)	In this Agreement, unless expressly stated otherwise:

(i)	the singular includes the plural and vice versa;

(ii)
reference to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iii)	reference to a gender includes the other gender;

(iv)	reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with its terms;

(v)
reference to any Legal Requirement means that Legal Requirement as from time to time in effect prior to the date hereof, including any amendment, modification, codification, replacement, or reenactment of such Legal Requirement prior to the date hereof;

(vi)
reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement as from time to time in effect prior to the date hereof, including any amendment, modification, codification, replacement, or reenactment of such section or other provision prior to the date hereof;

(vii)	“hereunder,” “hereof,” “hereto,” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other provision of this Agreement;

(viii)	“including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(ix)	“or” is used in the inclusive sense of “and/or”;

(x)	“any” means “any and all”;

(xi)	with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xii)	a reference to a document, instrument, or agreement also refers to all addenda, exhibits, or schedules thereto;

(xiii)	a reference to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct; and

(xiv)	a reference to a list, or any like compilation (whether in the Disclosure Letter or elsewhere), means that the item referred to is complete and correct.

(b)           Unless otherwise specified in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP as then in effect.

(c)   This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement.

(d)           The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

2.  SALE AND TRANSFER OF UNITS; CLOSING

2.1	UNITS

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, and covenants contained in this Agreement, at the Closing, Buyer shall purchase all of the Common Units from Sellers, and Sellers shall sell and transfer all of the Common Units to Buyer, free and clear of any Encumbrance.

2.2	PURCHASE PRICE

(a)            The aggregate purchase price for the Common Units (the “Purchase Price”) is, subject to any increase required by Section 2.6, Two Hundred Thirty Seven Million Dollars and 00/100 ($237,000,000.00) minus the IRB Adjustment Amount (the “Adjusted Closing Purchase Price”), subject to further adjustment, upward or downward, as the case may be, as provided in Section 2.7. At the Closing, Buyer shall deliver as payment on account of the Purchase Price:

(i)
the lesser of: (i) 1,000,000 shares of Buyer’s Common Stock, valued as set forth in Section 2.5, and (ii) that number of shares of the Buyer’s Common Stock, valued as set forth in Section 2.5, as shall represent a value of Fifteen Million Dollars and 00/100 ($15,000,000), (the shares delivered under this Section 2.2(a) shall be the “Consideration Shares” and the value of the Consideration Shares delivered under this Section 2.2(a) is the “Consideration Shares Value”);

(ii)	Ten Million Dollars and 00/100 ($10,000,000.00) paid by wire transfer to the Escrow Agent pursuant to the Escrow Agreement (the “General Escrow Funds”);

(iii)
the remainder of the Purchase Price (the Adjusted Closing Purchase Price minus the Consideration Shares Value minus the General Escrow Funds) shall be paid in cash of immediately available funds (the “Closing Payment”) to accounts designated by the Sellers’ Representative via written wire instructions (“Wire Instructions”) delivered to Buyer by Sellers’ Representative prior to the Closing.

(b)           The Consideration Shares, the Closing Payment and distributions by the Escrow Agent of the General Escrow Funds will be allocated among Sellers as set forth on Schedule 2.2. The Sellers’ Representative will deliver to Buyer a funds flow memorandum (“Funds Flow Memo”) at least one (1) Business Day prior to Closing, which will contain the Sellers’ Representative’s direction for delivery of the Closing Payment in accordance with Schedule 2.2. Notwithstanding anything to the contrary herein, Sellers shall cause all Closing Indebtedness (as defined on Schedule 2.2) to be paid in full out of the Closing Payment.

(c)           Prior to the Closing, and subject to the working capital adjustment provided in Section 2.7, Buyer and Sellers acknowledge and agree that on or before Closing, the Company may, without Breach of any term or covenant herein, distribute to Sellers any and all Cash of the Acquired Companies (the “Cash Sweep”).

2.3	CLOSING

Subject to Article 10, the purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Polsinelli Shughart PC at 100 S. Fourth Street, Suite 1000, St. Louis, Missouri 63102 commencing at 10:00 a.m. (local time) on December 31, 2012 or at such other date and time as Buyer and Sellers’ Representative may otherwise agree, provided that on or prior to that date all conditions set forth in Articles 8 and 9 have been satisfied or waived.  If all conditions set forth in Articles 8 and 9 are not satisfied or waived by December 31, 2012 then, subject to Article 10, the Closing will take place upon the earlier of (a) five (5) Business Days following notice given by Buyer stating that all conditions set forth in Articles 8 and 9 have been satisfied or waived (other than conditions to be satisfied on the Closing Date), and (b) the Termination Date. The Closing will be deemed to be effective as of the close of business on the Closing Date for tax and accounting purposes.

2.4	CLOSING OBLIGATIONS

At the Closing:

(a)	Sellers shall deliver to Buyer:

(i)
assignments of Common Units and related membership interests, including assignment of all rights as member under the Organizational Documents of the Company, in the form of Exhibit 2.4(a)(i) (the “Assignment of Membership Interest”)  together with any certificates representing the Common Units, endorsed in blank (or accompanied by unit powers executed in blank) and otherwise in proper form for transfer free and clear of all Encumbrances;

(ii)
the Organizational Documents of each Acquired Company filed with any Governmental Body in connection with its organization (e.g. Certificate of Formation and Certificate of Incorporation), duly certified as of a recent date by the Secretary of State of Delaware or other appropriate authority of the jurisdiction of its incorporation or organization, together with a certificate dated as of the Closing Date from the Secretary or Manager of each Acquired Company to the effect that no amendments to such Organizational Documents have been filed since the date referred to above;

(iii)
the Organizational Documents of each Acquired Company not filed with a Governmental Body in connection with its organization (e.g. Operating Agreements and Bylaws), certified as of the Closing Date by the Secretary or Manager of each Acquired Company;

(iv)
certificates dated as of a date not more than thirty (30) days prior to the Closing Date as to the good standing of each Acquired Company, issued by the appropriate Governmental Body of the jurisdiction of the Acquired Company’s organization and each jurisdiction in which the Acquired Company is licensed or qualified to do business as a foreign entity as specified in Part 3.1 of the Disclosure Letter;

(v)	releases in the form of Exhibit 2.4(a)(v) executed by each of Sellers;

(vi)	an employment agreement in the form of Exhibit 2.4(a)(vi), executed by each of Charles Newell, Henry Newell, and Bruce Breckenridge (the “Executive Employment Agreements”);

(vii)	a non-compete and non-solicitation agreement in the form of Exhibit 2.4(a)(vii), executed by each Seller and by each Specified Individual;

(viii)	an escrow agreement in the form of Exhibit 2.4(a)(viii), executed by Sellers’ Representative (the “Escrow Agreement”);

(ix)	a resignation from each director, officer, and manager of each Acquired Company;

(x)	the certificate referred to in Section 8.3; and

(xi)
a Lock-Up Agreement in form and substance reasonably acceptable to Buyer and those individuals receiving Consideration Shares who will become employees of Buyer at Closing whereby such individuals agree not to transfer the Consideration Shares for a period of twelve (12) months after the Closing Date.

(b)           Buyer shall deliver to Sellers’ Representative (or in the case of (x) the Closing Payment, to the accounts designated pursuant to Section 2.2(a)(iv) and (y) the General Escrow Funds to the Escrow Agent):

(i)	the Closing Payment;

(ii)	the General Escrow Funds;

(iii)	certificates for the shares of Consideration Shares to be issued to each Seller registered in the name of such Specified Person and containing the legend set forth in Section 3.25;

(iv)	the Escrow Agreement, executed by Buyer and the Escrow Agent;

(v)	the Executive Employment Agreements executed by Buyer; and

(vi)	the certificate referred to in Section 9.3.

2.5	VALUATION OF CONSIDERATION SHARES

The value of each share of Consideration Shares shall be equal to the average of the closing prices of the Buyer’s Common Stock listed on the Nasdaq Global Stock Market, for each day on which the Buyer’s Common Stock trades during the thirty (30) day period ending on the day immediately preceding the Closing Date.

2.6	EARNOUT PAYMENT

(a)           As additional consideration for the Common Units, subject to the conditions in Section 2.6(b), as additional Purchase Price, Buyer shall pay to Sellers’ Representative on behalf of Sellers the following amounts:

(i)
if a Change of Control is consummated during the Earnout Period, the lesser of (A) the product of (1) the Annualized Earnout Amount multiplied by (2) the Earnout Multiple or (B) Forty Million Dollars and 00/100 ($40,000,000) (the amount paid is the “Annualized Earnout Payment”); and

(ii)
(A) the lesser of (1) the product of (I) the Earnout Amount multiplied by (II) the Earnout Multiple or (2) Forty Million Dollars and 00/100 ($40,000,000.00) minus (B) the Annualized Earnout Payment, if any (the amount paid is the “Earnout Payment”).

Notwithstanding any provision in this Agreement to the contrary, in no event will the sum of the Annualized Earnout Payment and the Earnout Payment exceed Forty Million Dollars and 00/100 ($40,000,000.00) and in no event will either the Annualized Earnout Payment or the Earnout Payment be less than zero.

(b)          The Earnout Payment and Annualized Earnout Payment will be paid by Buyer within fifteen (15) days after the determination of such amounts, respectively, is final, binding, and conclusive on the parties in accordance with this Section 2.6 (the date of payment of the Earnout Payment being the “Earnout Payment Date”); provided, however, that portion, if any, of the Earnout Payment that is attributable to Adjusted EBITDA in excess of Thirty One Million Dollars and 00/100 ($31,000,000.00) (the “Excess Earnout”) will be paid, subject to the last sentence of this Section 2.6(b), by Buyer on the first anniversary of the Earnout Payment Date (the “Second Earnout Payment Date”).  Notwithstanding any provision in this Agreement to the contrary, the Excess Earnout, if any, will not be due, and Buyer will have no obligation to pay any Excess Earnout, if either Charlie Newell or Henry Newell has been terminated by Buyer or any Affiliate for Cause or have voluntarily terminated their employment with Buyer or any Affiliate other than for Good Reason prior to the Second Earnout Payment Date.  For the avoidance of doubt, the death or disability (as such term may be defined in the Executive Employment Agreement of Charlie Newell and Henry Newell) of either Charlie Newell or Henry Newell will not affect the rights of the Sellers to receive any Annualized Earnout Payment or Earnout Payment.

(c)            No interest shall accrue, and Sellers shall not be entitled to any interest, on the Annualized Earnout Payment or Earnout Payment under this Agreement.

(d)           Buyer shall maintain separate records for the Acquired Companies during the Earnout Period sufficient to adequately track the impact of any changes to accounting polices and adjustments to EBITDA.  Promptly following the completion of the audited financial statements for of the Earnout Period, Buyer shall prepare (i) a consolidated income statement of the Company and its Subsidiaries for the Earnout Period, which shall be prepared in accordance with GAAP, except as set forth in the definition of Adjusted EBITDA (the “Income Statement”), and (ii) a computation of EBITDA and Adjusted EBITDA, showing separately each of the adjustments made to EBITDA to arrive at Adjusted EBITDA (the “Computation Notice”).  Buyer shall deliver the Income Statement and the Computation Notice to Sellers’ Representative within fifteen (15) days following the date on which the Buyer files its annual report on Form 10-K with the SEC for the fiscal year ended December 31, 2013, but in any event no later than April 15, 2014.

(e)           Upon execution of such access letters as may reasonably be required by Buyer, Sellers’ Representative and its Representatives shall be given reasonable access during reasonable business hours to (and, at their expense, copies of) all Buyer’s and its Representatives books, records, and other documents, including work papers, worksheets, notes, and schedules used in preparation of the Income Statement and its computation of EBITDA and Adjusted EBITDA in the Computation Notice for the purpose of reviewing the Income Statement and the Computation Notice in each case, other than work papers that Buyer considers proprietary and which are not reasonably necessary for Sellers’ Representative and its Representatives to evaluate the Income Statement and computation of EBITDA and Adjusted EBITDA, such as internal control documentation, engagement planning, time control and audit signoff, and quality control work papers.

(f)             If, within forty five (45) days following delivery of the Income Statement and the Computation Notice to Sellers’ Representative, Sellers’ Representative has not delivered Buyer notice of an objection as to any amount set forth on the Income Statement or the computation of EBITDA or Adjusted EBITDA in the Computation Notice (which notice shall state in reasonable detail the basis of Sellers’ Representative’s objection) (the “Objection Notice”), the Adjusted EBITDA as computed by Buyer will be final, binding, and conclusive on the parties.

(g)            If Sellers’ Representative timely delivers Buyer an Objection Notice, and if Sellers’ Representative and Buyer fail to resolve the issues raised in the Objection Notice within thirty (30) days after delivering the Objection Notice, Sellers’ Representative and Buyer shall submit the issues remaining in dispute for resolution to Deloitte LLP or if Deloitte LLP is providing accounting services to Buyer or is otherwise unable or unwilling to serve in such capacity, a recognized national or regional independent accounting firm mutually acceptable to Buyer and Sellers’ Representative) (the “Independent Accountants”).

(h)           The parties shall negotiate in good faith in order to seek agreement on the procedures to be followed by the Independent Accountants including procedures with regard to the presentation of evidence. If the parties are unable to agree upon procedures within ten (10) days of the submission to the Independent Accountants, the Independent Accountants shall establish such procedures giving due regard to the intention of the parties to resolve disputes as promptly, efficiently, and inexpensively as possible, which procedures may, but need not be, those proposed by either Buyer or Sellers’ Representative.  The Independent Accountants shall be directed to resolve only those issues in dispute and render a written report on their resolution of disputed issues with respect to the Income Statement and the Computation Notice as promptly as practicable, but no later than sixty (60) days after the date on which the Independent Accountants are engaged. The determination of Adjusted EBITDA by the Independent Accountants will be based solely on written submissions of Buyer, on the one hand, and Sellers’ Representative, on the other hand, and will not involve independent review.  Any determination by the Independent Accountants will not be outside the range established by the amounts in (i) the Income Statement and the computation of EBITDA and Adjusted EBITDA in the Computation Notice proposed by Buyer, and (ii) Sellers’ Representative’s proposed adjustments thereto.  Such determination will be final, binding and conclusive on the parties.

(i)	If the computation of Adjusted EBITDA is submitted to the Independent Accountants for resolution:

(i)	Sellers’ Representative and Buyer shall execute any agreement required by the Independent Accountants to accept their engagement pursuant to this Section 2.6;

(ii)
Sellers’ Representative and Buyer shall promptly furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its accountants or other Representatives, and shall be afforded the opportunity to present to the Independent Accountants, with a copy to the other party, any other written material relating to the disputed issues;

(iii)
the determination by the Independent Accountants, as set forth in the report to be delivered by the Independent Accountants to both Sellers’ Representative and Buyer, will include all the changes in the Income Statement and the computation of EBITDA and Adjusted EBITDA in the Computation Notice required as a result of the determination made by the Independent Accountants; and

(iv)
Sellers and Buyer shall each bear one-half of the fees and costs of the Independent Accountants; provided however that the engagement agreement referred to in clause (i) above may require the parties to be bound jointly and severally to the Independent Accountants for those fees and costs, and in the event Sellers and Buyer pay to the Independent Accountants any amount in excess of one-half of the fees and costs of their engagement, the other part(ies) agree(s) to reimburse Sellers or Buyer, as applicable, upon demand to the extent required to equalize the payments made by Sellers and Buyer with respect to the fees and costs of the Independent Accountants.

(j)             In the event of a Change of Control is consummated during the Earnout Period, Buyer and Sellers shall comply with the provisions of Section 2.6(b) through (i), but all references to the Earnout Period shall be deemed to mean the Annualized Earnout Period, all references to Adjusted EBITDA shall be deemed to mean the Annualized Adjusted EBITDA, and the deadline for deliveries in Section 2.6(d) shall be 45 days after the consummation of the Change of Control.

(k)           The Annualized Earnout Payment and Earnout Payment are additional consideration for the Common Units.  The Company, Buyer and each Seller shall prepare and files its income Tax Returns in a manner consistent with treatment of the Annualized Earnout Payment and Earnout Payment as additional consideration for the Common Units.  The Company, Buyer and each Seller shall not take any position, whether in Tax Returns, Tax examinations or otherwise, that is inconsistent with such treatment of the Annualized Earnout Payment or Earnout Payment as additional consideration for the Common Units, unless required to do so by applicable law.

2.7	WORKING CAPITAL ADJUSTMENT

A working capital adjustment amount (which may be a positive or negative number), with a negative number to be called the Working Capital Deficit, which reduces the Purchase Price, and a positive number to be called the Working Capital Surplus, which increases the Purchase Price will be determined as follows (and, for the avoidance of doubt, such adjustment amount will exclude the effects of the restatement described in Section 8.13):

(a)           Buyer shall cause the Acquired Companies to close their books as of the Closing Date.

(b)           Upon completion of the Closing of the books as described in Section 2.7(a) (which will occur no later than fifteen (15) days after the date on which Buyer files its annual report on Form 10-K with the SEC for the fiscal year ended December 31, 2012) but in any event no later than April 15, 2013 (the “Completion Date”), Buyer shall cause the Acquired Companies to prepare (i) the Closing Balance Sheet; and (ii) the Working Capital Schedule, which will include Buyer’s calculation of the Net Working Capital and the Working Capital Deficit or Working Capital Surplus, if any, based on the Closing Balance Sheet. Buyer shall deliver to Sellers’ Representative the Closing Balance Sheet and Working Capital Schedule, as soon as reasonably practicable after the Completion Date, but in no event later than five (5) days after the Completion Date. At the time Buyer delivers the Closing Balance Sheet and the Working Capital Schedule, Buyer shall also deliver the working papers utilized by Buyer to prepare the Working Capital Schedule and all other materials reasonably requested by Sellers’ Representative relating to the Working Capital Schedule.

(c)            Sellers’ Representative shall have forty five (45) days following receipt of the Closing Balance Sheet and Working Capital Schedule (the “Notice Period”) during which to notify Buyer in writing of any dispute of any item contained therein, which notice shall set forth in detail the basis for such dispute (the “Working Capital Objection Notice”). During the Notice Period, Buyer shall cause the Company to provide the Sellers’ Representative reasonable access to the Company’s accounting records to verify the accuracy of the Working Capital Schedule and Closing Balance Sheet.  In the event Sellers’ Representative does not notify Buyer of any dispute within the Notice Period or notifies Buyer within the Notice Period that it does not dispute any item contained therein, the Working Capital Schedule delivered by Buyer and Buyer’s calculation of the Working Capital Deficit or Working Capital Surplus, if any, shall be, and shall be deemed to be, the final Working Capital Schedule (the “Final Working Capital Schedule”), and the Closing Balance Sheet shall be, and shall be deemed to be, the final Closing Balance Sheet and in each case shall be final and binding upon Buyer and Sellers upon the expiration of the Dispute Period (or upon the receipt of the Sellers’ Representative notice of no dispute).

(d)           If Sellers’ Representative timely delivers the Working Capital Objection Notice, Buyer and Seller shall reasonably cooperate in good faith to resolve any such dispute as promptly as possible, and upon such resolution, the Final Working Capital Schedule and Final Closing Balance Sheet shall be prepared in accordance with the agreement of Buyer and Sellers.  In the event Buyer and Sellers are unable to resolve any such dispute within thirty (30) days following Buyer’s receipt of Working Capital Objection Notice (the “Dispute Period”), such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by the Independent Accountant. During the Dispute Period, the parties agree to negotiate in good faith and promptly provide and give reasonable access to all financial data having a reasonable relationship to the disputed amounts to the requesting party.

(e)            In resolving any such dispute, the Independent Accountant shall consider only those items or amounts in the Working Capital Schedule and the Closing Balance Sheet as to which Sellers have disagreed, but shall receive and review a memorandum from each party outlining the party’s arguments and financial back up concerning its position.  The Independent Accountant shall act as an arbitrator, with the opportunity to review all relevant information concerning this Agreement, the interpretation of its provisions regarding this Section and the Working Capital of the Company and the Closing Balance Sheet and its determination of the Final Working Capital Schedule and the Working Capital Deficit or Working Capital Surplus, if any, based thereon and the Closing Balance Sheet shall be final and binding on the parties.  The parties shall direct the Independent Accountant to use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. Fifty percent (50%) of the expenses and fees of the Independent Accountant shall be borne by Buyer and the other fifty percent (50%) by Sellers.

(f)            Within five (5) Business Days following the determination of the Final Working Capital Schedule, if there is a Working Capital Deficit, Sellers shall pay to Buyer, in cash, an amount equal to the Working Capital Deficit, in cash, and if there is a Working Capital Surplus, Buyer shall pay to Sellers, in cash, an amount equal to the Working Capital Surplus. For purposes of clarification, no amount will be payable by either party if the Net Working Capital is determined to fall within the Target Working Capital.

3.  REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers, in accordance with Section 12.4, represent and warrant to Buyer as follows:

3.1	ORGANIZATION AND GOOD STANDING

Part 3.1 lists, for each Acquired Company, its legal name, its type of legal entity, its jurisdiction of organization, and each jurisdiction in which it is qualified to do business as a foreign entity.  Each Acquired Company is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, with full power and authority to conduct its business as it is being conducted, to own or use its assets, and to perform all its obligations under Applicable Contracts.  Each Acquired Company is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction that requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect. Sellers have delivered to Buyer true and correct copies of the Organizational Documents of each Acquired Company.  No Acquired Company is in default under or in violation of any of its Organizational Documents. No Acquired Company has, within the past five (5) years, conducted business under or otherwise used, for any purpose or in any jurisdiction, any legal, fictitious, assumed, or trade name other than the names listed in Part 3.1.

3.2	ENFORCEABILITY AND AUTHORITY; NO CONFLICT

(a)           This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid, and binding obligation of each Seller, enforceable against each Seller in accordance with its terms.  Upon the execution and delivery of Sellers’ Closing Documents by each Seller party thereto, each Sellers’ Closing Document will constitute the legal, valid, and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.  Each Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver, and to perform its obligations under, this Agreement and each Sellers’ Closing Document to which it is a party.

(b)           Except as set forth in Part 3.2(b), the execution and delivery of this Agreement and the consummation or performance of any Contemplated Transaction do not and will not: (i) conflict with or result in a violation or breach of, or default under (A) any provision of an Organizational Document of any Acquired Company, or (B) any resolution adopted by the board of directors or managers or the shareholders or members (or Persons exercising similar authority) of any Acquired Company;  (ii) conflict with or result in a violation or breach of any Legal Requirement or any Order to which any Acquired Company or any Seller, or any assets owned or used by any Acquired Company, are subject; (iii)  result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any properties or assets of any Acquired Company; or (v) cause any Acquired Company to become subject to, or to become liable for payment of, any Tax.

(c)           Except as set forth in Part 3.2(c) and except for any filings under the HSR Act, (i) the execution and delivery of this Agreement and the consummation of or performance of the Contemplated Transactions do not and would not conflict with, result in a violation or Breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Applicable Contract or any Governmental Authorization affecting the properties, assets or business of any Acquired Company and (ii) no Seller or Acquired Company is, or shall be required to, give notice to or obtain Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any Contemplated Transaction.

3.3	CAPITALIZATION OF COMPANY AND SUBSIDIARIES

(a)           Sellers and the Preferred Holders constitute all of the members of the Company.  The membership interests in the Company, and all rights of the members of the Company under the Organizational Documents of the Company, are represented by units of membership interest.  The Organizational Documents of the Company provide that 1,058,810 Common Units and 98,340 Preferred Units of membership interest, constituting the Units, are issued and outstanding and constitute one hundred percent (100%) of the ownership interests in the Company.  The Units are not represented by certificates.  Sellers are the owners (of record and beneficially) of all of the Common Units, free and clear of all Encumbrances including any restriction on the right of any Seller to transfer the Common Units, and the membership interests and rights represented thereby, to Buyer pursuant to this Agreement.  The Preferred Holders are the owners (of record and beneficially) of all of the Preferred Units, free and clear of all Encumbrances including any restriction on the right of any Preferred Holder to transfer the Preferred Units, and the membership interests and rights represented thereby, to the Company pursuant to the Preferred Units Assignment (defined below). The assignments, endorsements, membership powers, or other instruments of transfer to be delivered by each Seller to Buyer at the Closing will be sufficient to transfer such Seller’s entire interest as a member of the Company, including such Seller’s entire interest in the Common Units and all rights under the Organizational Documents of the Company, (of record and beneficially) owned by such Seller.  Upon execution and delivery of the Assignment of Membership Interest, Buyer will receive good title to the Common Units and the membership interests represented thereby, free and clear of all Encumbrances.  Part 3.3(a) lists Sellers and Preferred Unit Holders and the number of Common Units and Preferred Units held by each, respectively, and the percentage of ownership of the Company held by each Seller and Preferred Holder.

(b)            Part 3.3(b) lists for each Subsidiary its authorized Equity Securities, the number and type of Equity Securities issued and outstanding, and the identity of each owner (of record and beneficially) of such Equity Securities and number of shares or percentage of membership held by each holder.  Except as set forth on Part 3.3(b), all outstanding Equity Securities of each Subsidiary are owned of record and beneficially by one or more of the Acquired Companies, free and clear of all Encumbrances. At the Closing, all outstanding Equity Securities of each Subsidiary will be owned of record and beneficially by one or more of the Acquired Companies, free and clear of all Encumbrances. The Company has entered into Membership Interest Purchase Agreement and Releases with all members of Ozark Mountain Technologies, LLC (“Ozark Mountain”) other than those members that are Acquired Companies, a copy of which is attached to Part 3.3(b), that provide for the transfer to an Acquired Company of all membership interests in Ozark Mountain held by such members (“Minority Interest Repurchase Agreement and Releases”). Prior to Closing, the Company will enter into an agreement with all the Preferred Holders in form and substance reasonably acceptable to Buyer that effects the transfer of all the Preferred Units from the Preferred Holders to the Company immediately prior to Closing (the “Preferred Unit Assignment”). Following the Closing, the Company will not have any obligation of any kind to the Preferred Holders in respect of the Preferred Units. All the outstanding Equity Securities of each Acquired Company have been duly authorized and validly issued, and are fully paid and nonassessable.  Except as set forth in Part 3.3(b), there are no Contracts relating to any Equity Security of any Acquired Company, including the sale, voting, or transfer thereof.  No outstanding Equity Security or other security of any Acquired Company was issued in violation of the Securities Act or any other Legal Requirement.  No Acquired Company has any outstanding subscription, option, warrant, call or exchange right, convertible security, or other Contract or other obligations in effect giving any Person (other than another Acquired Company) the right to acquire (whether by preemptive rights or otherwise) any Equity Security of any Acquired Company.

(c)           Except as set forth on Part 3.3(c), no Acquired Company owns, or is a party to or bound by any Contract to acquire, any Equity Security or other security of any Person or any direct or indirect equity or ownership interest in any other business.  No Acquired Company is obligated to provide funds to or make any investment (whether in the form of a loan, capital contribution, or otherwise) in any other Person.

3.4	FINANCIAL STATEMENTS

Sellers have delivered to Buyer: (a) audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2011 (the “Balance Sheet Date”), as at December 31, 2010, and as at December 31, 2009, and the related audited consolidated statements of income, changes in members’ equity, and cash flows for each of the three (3) fiscal years ended on such dates, including the notes thereto, together with the report thereon of the Company’s independent public accountants, (collectively, the “Audited Financial Statements”), and (b) unaudited consolidated balance sheets (the “Interim Balance Sheet”) of the Company and its Subsidiaries as at October 31, 2012 (the “Interim Balance Sheet Date”), and the related unaudited consolidated statements of income, changes in members’ equity, and cash flows for the ten (10) months then ended, certified by the chief financial officer of the Company (collectively, the “October Unaudited Financial Statements.” In addition, prior to Closing, Sellers will have delivered to Buyer (i) unaudited, reviewed, consolidated balance sheets of the Company and its Subsidiaries as at September 30, 2012, and the related unaudited consolidated statements of income, changes in members’ equity, and cash flows for the nine (9) months ended on such date, including the notes thereto, together with the review report thereon, such financial reports to be comparative of the period ended September 30, 2011 (the “Reviewed Financial Statements,” together with the October Unaudited Financial Statement, the “Unaudited Financial Statements,”) and (ii) restated Audited Financial Statements (“Restated Audited Financial Statements” and collectively with the Unaudited Financial Statements and Audited Financial Statements, the “Financial Statements”).  The Financial Statements do, and in the case of the Reviewed Financial Statements and Restated Audited Financial Statement, will at the time of delivery to Buyer fairly present in all material respects the consolidated financial condition and the results of operations, changes in members’ equity, and cash flows of the Company and its Subsidiaries as at the respective dates of, and for the periods referred to in, the Financial Statements. The Financial Statements were, and in the case of the Reviewed Financial Statements and Restated Audited Financial Statement, will be prepared in accordance with GAAP, subject, in the case of the October Unaudited Financial Statements, to normal recurring year-end adjustments (that, if presented, the effect of which will not, individually or in the aggregate, be material), the absence of notes (that, if presented, would not differ materially from those included in the Audited Financial Statements) and will not reflect adjustments made in the restatement described in Section 8.13.  The Financial Statements reflect the consistent application of GAAP throughout the periods involved, except as disclosed in the notes to the Audited Financial Statements and as detailed in Section 8.13.  No financial statements of any Person other than the Acquired Companies are required by GAAP to be included or reflected in the Financial Statements.  The Financial Statements were, and in the case of the Reviewed Financial Statements and Restated Audited Financial Statement, will  be prepared from, and are consistent with, the accounting Records of each Acquired Company.  Sellers have also delivered to Buyer copies of all letters from the Company’s auditors to the Company’s board of directors or audit committee thereof during the 36 months prior to the date of this Agreement, together with copies of all responses thereto.  In interpreting this Section 3.4, the parties acknowledge the changes detailed in Section 8.13.

3.5	BOOKS AND RECORDS

(a)           The books of account and other Records of each Acquired Company, all of which have been made available to Buyer, are complete and correct in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices.  The books of account and other Records of each Acquired Company, all of which have been made available to Buyer, are complete and correct in all material respects, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices.  The Acquired Companies have implemented and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability.  Other than as disclosed in auditors’ management letters, copies of which have been provided to Buyer, none of the Acquired Companies or any director or officer of the Acquired Companies, and, to the Knowledge of Seller, no employee, auditor or accountant of the Acquired Companies, has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or any allegation, assertion or claim that any of the parties has engaged in improper or illegal accounting or auditing practices. The Company has made available to Buyer the results of all reviews of the internal controls of the Acquired Companies since January 1, 2009. No Acquired Company has experienced (i) any significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely effect the Acquired Companies' ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls except as noted in those certain Audit Reporting Packages dated December 31, 2011, December 31, 2010, and December 31, 2009, provided by Mayer Hoffman McCann P.C.

(b)           The minute books of each Acquired Company contain complete and correct Records of all meetings held of, and actions taken by written consent of, the holders of voting securities, the board of directors or managers or Persons exercising similar authority, and committees of the board of directors or managers or such Persons of such Acquired Company, and no meeting of any such holders, board of directors, Persons, or committee has been held, and no other material action has been taken, for which minutes or other evidence of action have not been prepared and are not contained in such minute books.  Each Acquired Company has at all times maintained complete and correct Records of all issuances and transfers of its Equity Securities, including all Units.  At the Closing, all such minute books and Records will be in the possession of the Company and located at the principal place of business of the Company at 1200 Main Street, Suite 4000, Kansas City, Missouri.

3.6	REAL AND PERSONAL PROPERTY

(a)            Part 3.6(a) lists all real estate owned by each Acquired Company (the “Owned Real Property”), including street address and tax identification number, and the Acquired Company that owns such property.  Sellers have delivered to Buyer true and complete copies of all deeds, existing title insurance policies and surveys of or pertaining to the Real Property and other instruments by which any Acquired Company acquired the Owned Real Property or instruments relating to the Owned Real Property.

(b)           Part 3.6(b) lists all real estate leased by any Acquired Company as a lessee, sub-lessee, or assignee (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), and the Acquired Company that leases the same.  All Leased Real Property is leased pursuant to valid written leases listed in Part 3.17(a).  Such leases contain the entire agreement between the landlord of each of the leased premises and the Acquired Company, and there is no other Contract between the landlord and any Acquired Company affecting such Leased Real Property.  No Acquired Company leases Real Property as a lessor or sub-lessor.

(c)            The Owned Real Property and the Acquired Companies’ interests in the Leased Real Property are owned or leased, as applicable, by the respective Acquired Companies free and clear of all Encumbrances, variances, or limitations of any nature, other than Permitted Encumbrances and as set forth in Part 3.6(c).  All buildings, plants, and structures owned by any Acquired Company lie wholly within the boundaries of the Real Property in question and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.  There are no buildings, structures, fixtures, or other improvements permanently situated on an Adjoining Property that encroaches on any part of the Real Property. Each parcel of Real Property abuts on, and has direct vehicular access to, a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Real Property and constituting a part thereof.  Certificates of occupancy are in full force and effect for each location of Real Property, and the uses thereof being made by the Acquired Companies do not violate any applicable zoning, subdivision, land use, or other Legal Requirement.  No Third Party (other than any Governmental Authority pursuant to eminent domain or similar process) has a right to acquire any interest in the Owned Real Property.

(d)           The Acquired Companies own all tangible personal property reflected as owned in the Interim Balance Sheet (other than inventory sold since the Interim Balance Sheet Date in the Ordinary Course of Business), free and clear of all Encumbrances other than Permitted Encumbrances and as set forth in Part 3.6(d).  All the tangible personal property purchased or otherwise acquired by the Acquired Companies since the Interim Balance Sheet Date (other than inventory acquired and sold since the Interim Balance Sheet Date in the Ordinary Course of Business) is owned by the Acquired Companies free and clear of all Encumbrances other than Permitted Encumbrances and as set forth in Part 3.6(d).

3.7	CONDITION AND SUFFICIENCY OF ASSETS

(a)           The buildings, plants, structures, and equipment owned or leased by the Acquired Companies are structurally sound, in good operating condition and repair, normal wear and tear excepted, and adequate for the uses to which they are being put, and, to Knowledge of Sellers, none of such buildings, plants, structures, or equipment is in need of maintenance or repairs other than ordinary, routine maintenance that is not material in nature or cost. A copy of the fixed asset schedule of each Acquired Company has been delivered to Buyer.  Such schedule contains a complete and correct list of the fixed assets of the applicable Acquired Company as of the date specified.

(b)           The assets owned, licensed and leased by each Acquired Company constitute all the material assets used in connection with the business of such Acquired Company.  Such assets constitute all the material assets necessary for such Acquired Company to continue to conduct its business following the Closing as it is being conducted as of the date hereof.

3.8	ACCOUNTS RECEIVABLE

All accounts receivable of each Acquired Company, whether or not reflected on the Interim Balance Sheet, represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.  The accounts receivable of each Acquired Company included in the determination of Net Working Capital are current and collectible net of the reserve shown on the final Closing Balance Sheet (which reserve will be adequate and calculated consistent with past practice in the preparation of the Audited Financial Statements, excluding the effects of the restatement described in Section 8.13).  Except as set forth on Part 3.8, subject to such reserve, each of the accounts receivable either has been or will be collected in full, without any setoff, collection expense outside the Ordinary Course of Business, or other reduction, within 180 days after the day on which it first becomes due and payable.  To Knowledge of Sellers, there is no contest, claim, or right of setoff, other than returns in the Ordinary Course of Business, with respect to any account receivable.  Part 3.8 lists and sets forth the aging of all accounts receivable as of the Interim Balance Sheet Date.

3.9	INVENTORIES

Except as set forth on Part 3.9:

(a)           All inventories of each Acquired Company, whether or not reflected on the Interim Balance Sheet, consist of a quality and quantity usable and, with respect to finished goods, saleable, in the Ordinary Course of Business;

(b)           No Acquired Company is in possession of any goods not owned by such Acquired Company;

(c)           The inventories (other than goods in transit) of each Acquired Company are located on the premises of an Acquired Company;

(d)           Subject to the inventory reserve, all inventories are valued at the lower of cost or market value on a first-in, first-out basis consistent with past practice used in the preparation of the Audited Financial Statements, excluding the effects of the restatement described in Section 8.13;

(e)           The inventory reserve is adequate and calculated consistent with past practice;

(f)            Inventories that were purchased after the Interim Balance Sheet Date were purchased in the Ordinary Course of Business at a cost not exceeding market prices prevailing at the time of purchase for items of similar quality and quantity; and

(g)           Subject to the inventory reserve, the quantities of each item of inventory are not excessive, but are reasonable for the continued operation of each Acquired Company in the Ordinary Course of Business.

3.10	NO UNDISCLOSED LIABILITIES

Except as set forth in Part 3.10, no Acquired Company has any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than liabilities or obligations to the extent shown on the Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet.

3.11	TAXES

Except as set forth on Part 3.11:

(a)           Filed Returns and Tax Payments

(i)
Each Acquired Company has filed or caused to be filed on a timely basis all Tax Returns that were required to be filed by or with respect to it, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. No Acquired Company has requested any extension of time within which to file any Tax Return, except as to a Tax Return that has since been timely filed. All Tax Returns filed by (or that include on a consolidated basis) any Acquired Company are complete and correct and comply with applicable Legal Requirements in all material respects. Each Acquired Company has paid all Taxes that have become due for all periods covered by any Tax Return or otherwise, including pursuant to any assessment received by Sellers or any Acquired Company, except such Taxes, if any, that are listed in Part 3.11(a) and that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been provided in the Interim Balance Sheet. Each Acquired Company has withheld or collected and paid to the proper Governmental Body or other Person all Taxes required to be withheld, collected, or paid by it.  No claim has ever been made by any Governmental Body in a jurisdiction where any Acquired Company does not file Tax Returns that it is or could be subject to taxation by that jurisdiction, nor is there any reasonable basis for such a claim.

(ii)	Part 3.11(a) lists each Tax Return filed by any Acquired Company since January 1, 2010, and Sellers have delivered to Buyer copies of all such Tax Returns.

(b)           Audited or Closed Tax Years

(i)
Except as set forth in Part 3.11(b), all federal and state income Tax Returns of each Acquired Company have been audited by the IRS and the applicable state taxing authority or are closed by the applicable statute of limitations for all taxable years through 2008.

(ii)
Part 3.11(b) lists all audits of all Tax Returns, including a description of the nature and, if completed, the outcome of each audit since January 1, 2010.  Sellers have delivered copies of any reports, statements of deficiencies, or similar items with respect to such audits.  Part 3.11(b) describes all adjustments to any Tax Return filed by or with respect to any Acquired Company for all taxable years since 2009, and the resulting deficiencies proposed by the IRS or other Governmental Body.  Part 3.11(b) lists all deficiencies proposed as a result of such audits, all of which have been paid or, as set forth in Part 3.11(b), have been settled or are being contested in good faith by appropriate Proceedings.  Except as set forth in Part 3.11(b), to the Knowledge of Sellers, no Governmental Body will assess any additional Taxes for any period for which Tax Returns have been filed.

(iii)
Except as set forth in Part 3.11(b), no Tax Return of any Acquired Company is under audit by the IRS or other Governmental Body, and no notice of such an audit has been received by any Acquired Company.  To the Knowledge of Sellers, there are no threatened Proceedings for or relating to Taxes, and there are no matters under discussion with the IRS or other Governmental Body with respect to Taxes.  Except as set forth in Part 3.11(b), no issues relating to Taxes have been raised in writing by the IRS or other Governmental Body during any pending audit, and no issues relating to Taxes have been raised in writing by the IRS or other Governmental Body in any audit that could recur in a later taxable period.  Except as set forth in Part 3.11(b), there is no proposed Tax assessment against any Acquired Company.

(iv)	Except as set forth in Part 3.11(b), no Proceedings are pending before the IRS or other Governmental Body with respect to the Taxes of any Acquired Company.

(v)
Except as set forth in Part 3.11(b), no Seller or Acquired Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of any Acquired Company or for which any Acquired Company could be liable.

(vi)	Except as set forth in Part 3.11(b), no Encumbrance for Taxes exists with respect to any assets of any Acquired Company, except statutory liens for Taxes not yet due.

(c)           Accruals and Reserves

The charges, accruals, and reserves with respect to Taxes on the Audited Financial Statements are adequate and are at least equal to that Acquired Company’s liability for Taxes and to the Acquired Companies’ liability for Taxes on a consolidated basis, respectively.

(d)           Status of Acquired Companies

(i)
Except as set forth on Part 3.11(d), no Acquired Company is, and has never been, taxed as a corporation. No Acquired Company is, or within the five year period preceding the date of this Agreement has been, an “S corporation” within the meaning off Section 1361(a)(1) of the Code.

(ii)
No Acquired Company has been a member of any affiliated group of corporations (other than a group of which the Company is the common parent) which has filed a combined, consolidated, or unitary income Tax Return with any Governmental Body.  No Acquired Company is liable for the Taxes of any Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 or any similar provision of any applicable Legal Requirement, as a transferee or successor, by contract, or otherwise.

(e)           Miscellaneous

(i)
There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation, or similar agreement, arrangement, understanding, or practice, oral or written, with respect to Taxes that will require any payment by any Acquired Company.

(ii)
No Acquired Company is a party to any Contract that could result separately or in the aggregate in any payment (A) of an “excess parachute payment” within the meaning of Section 280G of the Code, or (B) that would not be deductible as a result of the application of Section 404 of the Code.

(iii)
No Acquired Company is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by any Acquired Company, and the IRS has not proposed any such change in accounting method.

(iv)
No Seller is a foreign person within the meaning of Section 1445(f)(3) of the Code.  No Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

(v)
Except as set forth in Part 3.11(e), no Acquired Company has received, been the subject of, or requested a written ruling of a Governmental Body relating to Taxes, and no Acquired Company has entered into a Contract with a Governmental Body relating to Taxes that would have a continuing effect after the Closing Date.

(vi)
Each Acquired Company has disclosed on its federal income Tax Returns all positions taken by it that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(vii)
No Acquired Company has ever distributed stock of another Person or had its stock distributed by another Person, in a transaction that purported or was intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(viii)	No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b).

3.12	NO MATERIAL ADVERSE EFFECT

Since the Balance Sheet Date, no Acquired Company has suffered any Material Adverse Effect and no event has occurred and no circumstance exists, that can reasonably be expected to result in a Material Adverse Effect.

3.13	EMPLOYEE BENEFITS

(a)            Part 3.13(a) lists each Employee Plan and identifies on that list, as such, any Employee Plan that is (x) a plan intended to meet the requirements of Section 401(a) of the Code or (y) a plan subject to Title IV of ERISA.  Other than the Acquired Companies, no corporation or trade or business has ever been affiliated with, controlled by, controlling, or under common control with any Seller within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA.

(b)           Sellers have delivered to Buyer true and correct copies of all Employee Plan Documents.

(c)            Except as set forth in Part 3.13(c), all amounts owed by any Acquired Company under the terms of any Employee Plan have been timely paid in full.  Except as set forth in Part 3.13(c), each Employee Plan that provides health or welfare benefits is fully insured, and any incurred but not reported claims under each such Employee Plan that is not fully insured have been properly accrued.  Each Acquired Company has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the Ordinary Course of Business, with regard to each Employee Plan.

(d)           Each Acquired Company has complied with the applicable continuation requirements for each Employee Plan, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA (“COBRA”) and (ii) any applicable state Legal Requirements mandating welfare benefit continuation coverage for employees.

(e)           The form of each Employee Plan is in compliance with the applicable terms of ERISA, the Code, and any other applicable Legal Requirement, including, but not limited to, the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993, and the Health Insurance Portability and Accountability Act of 1996, and each Employee Plan has been operated in compliance with such Legal Requirements and the written Employee Plan documents.  No Acquired Company and no fiduciary of an Employee Plan has violated the requirements of Section 404 of ERISA.  Except as set forth in Part 3.13(e), the Acquired Companies are in compliance with all Legal Requirements related to reporting for the Employee Plans.  Except as set forth in Part 3.13(e), each required report and description of an Employee Plan (including IRS Form 5500 Annual Reports, Summary Annual Reports, Summary Plan Descriptions, and Summaries of Material Modifications) have been (to the extent required) timely filed with the IRS, the United States Department of Labor, or other Governmental Body and distributed as required, and all notices required by ERISA or the Code or any other Legal Requirement with respect to each Employee Plan have been appropriately given.  No Acquired Company has any unfunded liability with respect to any Employee Plan.

(f)            Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received, or is based on a form of plan that has received, a favorable determination letter or opinion letter from the IRS, which is current. No circumstance exists that could result in revocation of any such favorable determination letter.  Each trust created under any such Employee Plan has been determined to be exempt from taxation under Section 501(a) of the Code and no circumstance exists that could result in a revocation of such exemption.  The Acquired Companies have not established, maintained, or contributed to, or had any obligation to establish, maintain, or contribute to an Employee Plan that is intended to meet the requirements of Code Section 501(c)(9) or is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of ERISA. No circumstance exists that could give rise to a loss of any intended tax consequence or to any Tax under Section 511 of the Code with respect to any Employee Plan. No Acquired Company has made any voluntary correction program submission to either the Internal Revenue Service or the Department of Labor with respect to any compliance failure or operational failure as relates to any Employee Plan.

(g)          There has never been any Proceeding relating to any Employee Plan and no such Proceeding is threatened, and the Acquired Companies have no obligation under an Employee Plan or with respect to which an Acquired Company would have any liability or that could result in a lien attaching to the Acquired Company.  To the Knowledge of Sellers, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Proceeding.  To the Knowledge of Sellers no Acquired Company and no fiduciary of an Employee Plan has engaged in a transaction with respect to any Employee Plan that could subject any Acquired Company or Buyer to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(l) of ERISA or a violation of Section 406 of ERISA.  To the Knowledge of Sellers neither the execution and delivery of this Agreement nor the consummation or performance of any Contemplated Transaction will, directly or indirectly (with or without notice or lapse of time), result in the assessment of a Tax or penalty under Section 4975 of the Code or Section 502(l) of ERISA or result in a violation of Section 406 of ERISA.

(h)           Neither the execution and delivery of this Agreement nor the consummation or performance of any Contemplated Transaction will, directly or indirectly (with or without notice or lapse of time), obligate any Acquired Company to pay any separation, severance, termination, change in control, or similar benefit to, or accelerate the time of vesting for, change the time of payment to, or increase the amount of compensation due to, any director, employee, officer, former employee, or former officer of any Acquired Company.  There is no Contract providing for payments that could subject any Person to liability under Section 4999 of the Code.

(i)            Other than the continuation coverage requirements of COBRA and any obligation under an Employee Plan qualified under Section 401(a) of the Code, no Acquired Company has any obligation or potential liability for benefits to employees, former employees, or their dependents following termination of employment or retirement under any Employee Plan.

(j)            Neither the execution and delivery of this Agreement nor the consummation or performance of any Contemplated Transaction will, directly or indirectly (with or without notice or lapse of time), result in an amendment, modification, or termination of any Employee Plan.  No written or oral representation has been made to any employee or former employee of any Acquired Company promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life, or disability coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA).  No written or oral representation has been made to any employee or former employee of any Acquired Company concerning the employee benefits of Buyer. No statement, either written or oral, has been made by an Acquired Company to any Person with regard to any Employee Plan that was not in accordance with the Employee Plan and that could have an adverse economic consequence to the Acquired Company or to Buyer.

(k)         No Acquired Company has contributed to, has had any obligation to contribute to, or has had any liability, at any time within six (6) years prior to the Closing Date, with respect to any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or is otherwise subject to Title IV of ERISA or the funding standards of Section 412 of the Code or Section 302 of ERISA.  No Employee Plan is a stock bonus or pension plan within the meaning of Section 401(a) of the Code.

(l)            No Acquired Company has contributed to, has had any obligation to contribute to, or has had any liability, at any time within six (6) years prior to the Closing Date, with respect to a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code or a plan that has two or more contributing sponsors, at least two of whom are not under common control within the meaning of Section 413(c) of the Code.

(m)          Except as set forth in Part 3.13(m), no Employee Plan is subject to Section 409A of the Code.  Each Employee Plan subject to Section 409A of the Code (“Deferred Compensation Plan”) complies in all material respects with Section 409A of the Code.  No Acquired Company has (i) granted to any Person an interest in any Deferred Compensation Plan that is, or upon the lapse of a substantial risk of forfeiture with respect to such interest will be, subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) materially modified any Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4) of the Code.

3.14	COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a)            Except as set forth in Part 3.14(a): (i) each Acquired Company has at all times been in material compliance with each Legal Requirement that is or was applicable to it or the conduct of its business or the ownership or use of any of its assets; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) could constitute or result in a material violation by any Acquired Company of, or a material failure on the part of any Acquired Company to comply with, any Legal Requirement, or (B) could give rise to any obligation on the part of any Acquired Company to undertake, or to bear all or any portion of any material cost of, any remedial action; (iii) no Acquired Company has received any written (or to the Knowledge of Sellers, oral) notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, or potential material violation of, or material failure to comply with, any Legal Requirement, or (B) any actual, alleged, or potential obligation on the part of any Acquired Company to undertake, or to bear all or any portion of any material cost of, any remedial action; and (iv) to the Knowledge of Sellers, no proposed Legal Requirement could require any material expenditure by any Acquired Company to comply with such Legal Requirement.

(b)           Part 3.14(b) lists each Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or to any assets owned or used by, any Acquired Company.  Each Governmental Authorization listed in Part 3.14(b) is valid and in full force and effect.  Except as set forth in Part 3.14(b): (i) each Acquired Company has at all times been in material compliance with each Governmental Authorization; (ii) no event has occurred or circumstance exists that could (with or without notice or lapse of time) (A) constitute or result, directly or indirectly, in a material violation of, or a material failure on the part of any Acquired Company to comply with, any Governmental Authorization listed in Part 3.14(b), or (B) result, directly or indirectly, in the revocation, suspension, cancellation, termination, or modification of any Governmental Authorization; (iii) no Acquired Company has received any written (or to the Knowledge of Sellers, oral) notice or other communication from any Governmental Body or any other Person regarding (A) any actual, alleged, or potential material violation of, or material failure to comply with, any Governmental Authorization, or (B) any actual, proposed, or potential revocation, suspension, cancellation, termination, or modification of any Governmental Authorization; and (iv) all applications required to have been filed for the renewal or reissuance of the Governmental Authorizations listed in Part 3.14(b) have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

(c)            The Governmental Authorizations listed in Part 3.14(b) constitute all Governmental Authorizations necessary to permit each Acquired Company lawfully to continue to conduct its business in the manner in which it conducts such business and to own and use its assets in the manner in which it owns and uses such assets.

3.15	LEGAL PROCEEDINGS; ORDERS

(a)           Except as set forth in Part 3.15(a), there is not pending or, to the Knowledge of Sellers, threatened, any Proceeding: (i) by or against any Acquired Company or that otherwise materially related to or could materially affect the business of, or any assets owned or used by, any Acquired Company; or (ii) by or against any Seller that relates to the Units or otherwise relates to such Seller’s membership interest in the Company; or (iii) that challenges, or that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, any Contemplated Transaction. Except as set forth on Part 3.15, to the Knowledge of Sellers, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Proceeding.  Sellers have delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each pending or threatened Proceeding listed in Part 3.15(a) and adequate reserves for such Proceeding are set forth on the Financial Statements.

(b)           Except as set forth in Part 3.15(b): (i) there is no Order to which any Acquired Company, or any assets owned or used by any Acquired Company, is subject; and (ii) no Seller is subject to any Order that relates to the business of, or any assets owned or used by, any Acquired Company.

(c)           Except as set forth in Part 3.15(c): (i) each Acquired Company has at all times been in compliance with each Order to which it, or any assets owned or used by it, is or has been subject; (ii) no event has occurred or circumstance exists that could constitute or result in (with or without notice or lapse of time) a violation of, or failure to comply with, any Order to which (A) any Acquired Company, or any assets owned or used by any Acquired Company, is subject, or (B) any Seller is subject that relates to the business of, or any assets owned or used by, any Acquired Company; and (iii)  no Acquired Company or Seller has, at any time received any written (or to the Knowledge of Sellers oral) notice or other communication from any Governmental Body  or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Order to which (A) any Acquired Company, or any assets owned or used by any Acquired Company, is subject, or (B) any Seller is subject that relates to the business of, or any assets owned or used by, any Acquired Company.

3.16	ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 3.16, since the Balance Sheet Date, each Acquired Company has conducted its business only in the Ordinary Course of Business, and there has not been any:

(a)            issuance of or change in the authorized or issued Equity Securities of any Acquired Company; purchase, redemption, retirement, or other acquisition by any Acquired Company of any Equity Security of any Acquired Company;

(b)           amendment to the Organizational Documents of any Acquired Company;

(c)            other than any payments by an Acquired Company of bonuses, salaries, benefits, or other compensation in the Ordinary Course of Business, payment, increase or decrease by any Acquired Company of any bonus, salary, benefit, or other compensation to any holder of an Equity Security, director, manager, or officer, or entry into or amendment of any employment, severance, bonus, retirement, loan, or other Contract with any holder of any Equity Security, director, manager, or officer;

(d)           adoption of, amendment to, or material increase or decrease in the payments to or benefits under any Employee Plan;

(e)            material damage to or total destruction or loss of any material asset owned or used by any Acquired Company, whether or not covered by insurance;

(f)            material modification, termination, or expiration of, or receipt of notice of termination of, any Applicable Contract listed in Part 3.17(a);

(g)           sale (other than sales of inventory and replacement or retirement of equipment in the Ordinary Course of Business), lease, other disposition of, or imposition of an Encumbrance on any material asset owned or used by any Acquired Company;

(h)           release or waiver of any material claim or right of any Acquired Company;

(i)             other than as described in Section 8.13, any change in the accounting methods used by any Acquired Company;

(j)             [RESERVED]

(k)            capital investment in, loan to, or acquisition of the securities or assets of, any Person (or series of related capital investments, loans, and acquisitions) by any Acquired Company or acquisition (by merger, exchange, consolidation, acquisition of Equity Securities or assets, or otherwise);

(l)             note, bond, debenture, or other indebtedness for borrowed money issued, created, incurred, assumed, or guaranteed (excluding advances on existing credit facilities) by any Acquired Company in excess of $500,000; or

(m)           Contract by any Acquired Company or any Seller to do any of the foregoing;

(n)           other material occurrence, event, action, failure to act, or transaction outside the Ordinary Course of Business involving any Acquired Company.

3.17	CONTRACTS

(a)            Part 3.17(a) lists, and Sellers have delivered to Buyer a copy of, each material Applicable Contract including each Applicable Contract:

(i)	involving the performance of services, delivery of goods or materials, or payments by one or more Acquired Companies of an amount or value in excess of $50,000;

(ii)	involving the performance of services, delivery of goods or materials, or payments to one or more Acquired Companies of a remaining amount or value in excess of $50,000;

(iii)	that was not entered into in the Ordinary Course of Business and involves the payment or receipt by one or more Acquired Companies of an amount or value in excess of $50,000;

(iv)
affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000);

(v)
with respect to Intellectual Property Assets, including Contracts with current or former employees, consultants, or contractors regarding the ownership, use, protection, or nondisclosure of any of the Intellectual Property Assets;

(vi)	with any labor union or other employee representative of a group of employees relating to wages, hours, or other conditions of employment;

(vii)
involving any joint venture, partnership, or limited liability company agreement involving a sharing of profits, losses, costs, Taxes, or other liabilities by any Acquired Company with any other Person;

(viii)
containing covenants that in any way purport to restrict the right or freedom of any Acquired Company or to the Knowledge of Sellers any other Person for the benefit of any Acquired Company to (A) engage in any business activity, (B) engage in any line of business or compete with any Person, or (C) solicit any Person to enter into a business or employment relationship, or enter into such a relationship with any Person;

(ix)	providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(x)	containing an effective power of attorney granted by any Acquired Company;

(xi)	containing or providing for an express undertaking by any Acquired Company to be responsible for consequential, special, or liquidated damages or penalties or to indemnify any other party;

(xii)	containing an effective power of attorney granted by any Acquired Company;

(xiii)	for capital expenditures in excess of $100,000;

(xiv)	involving payments to or from an Acquired Company that are not denominated in U.S. dollars;

(xv)	involving the settlement, release, compromise, or waiver of any material rights, claims, obligations, duties, or liabilities;

(xvi)	relating to indebtedness of any Acquired Company in excess of $500,000;

(xvii)	relating to the employment of any employee of any Acquired Company;

(xviii)
relating to a distributor, reseller, OEM, dealer, manufacturer’s representative, broker, finder’s, sales agency, advertising agency, manufacturing, assembly, or product design and development relationship with an Acquired Company;

(xix)	under which any Acquired Company has loaned to, or made an investment in, or guaranteed the obligations of, any Person;

(xx)	relating to any bond or letter of credit;

(xxi)	containing any obligation of confidentiality or nondisclosure between any Acquired Company and any other Person for the benefit of any Acquired Company or such other Person; and

(xxii)	constituting an amendment, supplement, or modification (whether oral or written) in respect of any of the foregoing.

(b)           Except as set forth in Part 3.17(b) each Applicable Contract listed in Part 3.17(a) is in full force and effect, and is valid and enforceable in accordance with its terms.

(c)           Except as set forth in Part 3.17(c): (i) each Acquired Company has been in compliance in all material respects with each Applicable Contract since the effective date of such Applicable Contract; (ii) to the Knowledge of Sellers, each other Person that has any obligation or liability under any Applicable Contract has been in compliance with such Applicable Contract since the effective date of such Applicable Contract; (iii) to the Knowledge of Sellers, no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in a Breach of, or give any Acquired Company or other Person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or payment under, or cancel, terminate, or modify, any Applicable Contract; (iv) no event has occurred or circumstance exists under or by virtue of any Applicable Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any assets owned or used by any Acquired Company; and (v) no Acquired Company has given to, or received from, any other Person any written notice or other written communication regarding any actual, alleged, or potential Breach of any Applicable Contract.

(d)           To Seller’s Knowledge, there is no renegotiation of, attempt to renegotiate, or outstanding rights to renegotiate any Applicable Contract with any Person, and no Person has made written demand for such renegotiation.

(e)            Each Applicable Contract relating to the sale, design, manufacture, or provision of products or services by an Acquired Company has been entered into in the Ordinary Course of Business and without commission of any act alone or in concert with any other Person, or any consideration having been paid or promised in violation of any Legal Requirement

3.18	INSURANCE

(a)            Sellers have made available to Buyer: (i) copies of all policies of insurance to which any Acquired Company is a party, an insured, or a beneficiary, or under which any Acquired Company, or any director, officer, or manager of any Acquired Company in his or her capacity as such, is or has been covered at any time since October 31, 2012, a list of which is included in Part 3.18(a); (ii) copies of all pending applications for policies of insurance; and (iii) any written statement by the auditor of any Acquired Company or any consultant or risk management advisor provided to or in the possession of an Acquired Company with regard to the adequacy of its coverage or its reserves for actual or potential claims.

(b)           Part 3.18(b) sets forth: (i) any self-insurance or retention arrangement by or affecting any Acquired Company, including any reserves established thereunder; (ii) any Contract, other than a policy of insurance, for the transfer or sharing of any risk by any Acquired Company; and (iii) all obligations of any Acquired Company to third parties with respect to insurance coverage (including such obligations under leases and service agreements) and identifying the policy under which such coverage is provided.

(c)            Part 3.18(c) sets forth for each Acquired Company for the current policy year and each of the preceding three (3) policy years by year: (i) a summary of the loss experience under each policy of insurance; (ii) a statement describing each claim under a policy of insurance for an amount in excess of $50,000, which sets forth: (A) the name of the claimant; (B) a description of the policy by insurer, type of insurance, and period of coverage; and (C) the amount and a brief description of the claim; and (iii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d)           Except as set forth in Part 3.18(d):

(i)
all policies of insurance to which any Acquired Company is a party, an insured, or a beneficiary or that provide coverage to any Seller in such Seller’s capacity as a member of the Company, any Acquired Company, or any director, officer, or manager of an Acquired Company in such capacity: (A) are valid, outstanding, and enforceable; (B) are issued by an insurer that is to Seller’s Knowledge financially sound and reputable; (C) are sufficient for compliance with applicable Legal Requirements and all Applicable Contracts to which any Acquired Company is a party or by which it is bound; (D) will continue in full force and effect following the consummation and performance of the Contemplated Transactions; and (E) do not provide for any retrospective premium adjustment or other experience based on liability on the part of any Acquired Company;

(ii)
since December 31, 2011, no Seller or Acquired Company has received:  (A) any refusal of insurance coverage or any notice that a defense will be afforded with reservation of rights; or (B) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or will not be renewed or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder;

(iii)
each Acquired Company has paid all premiums due, and has otherwise performed its obligations, under each policy of insurance to which it is a party or that provides coverage to it or to any of its directors, officers, or managers, in their capacity as such;

(iv)	each Acquired Company has given notice to the insurer of all insured claims of which Sellers have Knowledge;

(v)
no Acquired Company and no Seller has received any written notice of any, and to the Knowledge of Sellers there are no, planned or proposed increases in the premiums or any other adverse change in the terms of any policy of insurance covering any Acquired Company, any Seller in such Seller’s capacity as a member of the Company, or any officer, director, or manager of an Acquired Company in his or her capacity as such.

(e)           Part 3.18(e) describes the manner in which the Company insures or self-insures with respect to workers’ compensation liability.  Part 3.18(e) lists each incident or claim that creates or could create workers’ compensation liability of any Acquired Company since October 31, 2009, and the related disposition and accrual with respect to such incident or claim.  No Acquired Company has received any written notice that, based on its incident or claim experience that, its workers’ compensation insurance premiums or expenses will materially increase in the next 12 months, or, if self-insured, that it will not be permitted to continue to self-insure without increase in any related bonds, letters of credit, or other form of financial security.

3.19	ENVIRONMENTAL MATTERS

Except as set forth in Part 3.19:

(a)            Each Acquired Company has complied with all Environmental Laws in all material respects.

(b)            No Seller or Acquired Company has received any Order, notice, or other communication (written or oral) relating to any violation of or failure to comply with any Environmental Law, or any Environmental Liability.

(c)            There are no pending or, to the Knowledge of Sellers, threatened claims or Encumbrances resulting from any violation of Environmental Laws or Occupational Safety and Health Laws, with respect to or affecting any of the Facilities.

(d)            Seller has not treated, stored, disposed of, arranged for or permitted the disposal, transportation, or handling of any Hazardous Substances so as to give rise to any liability of Seller or Acquired Company pursuant to any Environmental Law.

(e)            None of the Facilities contains any (i) underground storage tanks or (ii) landfills, surface impoundments, or Hazardous Substance disposal areas.

(f)            Sellers have delivered to Buyer true and correct copies of all reports, studies, analyses, or tests initiated by or on behalf of or in the possession of Seller or any Acquired Company pertaining to the environmental condition of, Hazardous Substances in, on, or under, the Facilities, or concerning compliance by any Acquired Company with Environmental Laws.

3.20	EMPLOYEES AND CONSULTANTS

(a)           The Acquired Companies have provided to Buyer the following information for each employee of each Acquired Company, including each employee on leave of absence or layoff status:  employer, name, job title, date of hiring, details of leave of absence or layoff, rate of compensation, bonus arrangement, and any change in compensation or bonus since October 31, 2011, vacation, sick time, and personal leave accrued as of October 31, 2012, and service credited for purposes of vesting and eligibility to participate under any Employee Plan.  Except as set forth on Part 3.20(a), since October 31, 2011, no Acquired Company has granted or become obligated to grant any increases in wages, incentives, commissions or salary of, or paid or become obligated to pay any bonus to, or made or become obligated to make any similar payment to or grant any benefit to or on behalf of, any officer, employee, or agent.

(b)           The Acquired Companies have provided to Buyer the following information for every independent contractor, consultant, or sales agent of each Acquired Company:  name, responsibilities, date of engagement, and compensation.  Each such independent contractor, consultant, or sales agent qualifies as an independent contractor in relation to such Acquired Company for purposes of all applicable Legal Requirements, including those relating to Taxes, insurance, and employee benefits.

(c)           Except as set forth in Part 3.20(c), to the Knowledge of Sellers (i) no director, officer, or other employee making in excess of $70,000 per year of any Acquired Company has notified such Acquired Company in writing of his or her intention to terminate such Person’s employment with such Acquired Company, and (ii) no independent contractor, consultant, or sales agent to whom any Acquired Company pays in excess of $70,000 per year has notified such Acquired Company in writing that he or she intends to terminate such Person’s arrangement with such Acquired Company.

(d)           Except as set forth in Part 3.20(d), no Acquired Company has any direct or indirect, express or implied, obligation to pay severance or termination pay in excess of $50,000 to any officer or employee.

(e)           The Acquired Companies have provided to Buyer the following information for each retired employee or director of any Acquired Company, or their dependents, receiving benefits or scheduled to receive benefits from any Acquired Company in the future:  name, pension benefits, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

(f)            Part 3.20(f) states the number of employees terminated or laid off by any Acquired Company since December 31, 2011, and the Acquired Companies have provided to Buyer the following information for each employee of an Acquired Company who has been terminated or laid off, or whose hours of work have been reduced by more than 50% by an Acquired Company, in the six months prior to the date of this Agreement:  (i) the date of such termination, layoff, or reduction in hours; (ii) the reason for such termination, layoff, or reduction in hours; (iii) the location to which the employee was assigned; and (iv) any severance or termination pay any Acquired Company is obligated to pay any such Person.

(g)          To the Knowledge of Sellers, no director, officer, employee, agent, consultant, or independent contractor of any Acquired Company is bound by any Contract or subject to any Order that purports to limit the ability of such director, officer, employee, agent, consultant, or independent contractor (i) to engage in or continue or perform any conduct, activity, duties, or practice relating to the business of any Acquired Company or (ii) to assign to any Acquired Company any rights to any invention, improvement, or discovery.  To the Knowledge of Sellers, no former or current employee of any Acquired Company is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or could affect the ability of any Acquired Company to continue to conduct its business as conducted.

(h)           Except as set forth in Part 3.20(g), no employment manual or written employment policy and/or procedures have been provided to or for employees.

3.21	LABOR DISPUTES; COMPLIANCE

(a)           Each Acquired Company has at all times complied in all material respects with all Legal Requirements relating to employment practices, terms, and conditions of employment, equal employment opportunity, nondiscrimination, harassment, immigration, wages, hours, benefits, collective bargaining, affirmative action, plant closing/mass layoff, and similar requirements, the payment of Social Security and similar Taxes, and occupational safety and health.  No Acquired Company is liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

(b)           Except as set forth in Part 3.21(b):

(i)
no Acquired Company is experiencing, nor is there any current or contemplated union organization efforts or negotiations, or requests for negotiations, for any representation or any labor contract relating to the employees of any Acquired Company.  None of the employees of any Acquired Company is, or at any time has been, subject to a collective bargaining agreement or other labor contract;

(ii)	no Acquired Company has violated the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or any similar state or local Legal Requirement;

(iii)	to the Knowledge of Sellers, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute;

(iv)
there has not been, there is not pending or existing, and, to the Knowledge of Sellers, there is not threatened, any strike, slowdown, picketing, work stoppage, employee grievance process, organizational activity, or other labor dispute involving any Acquired Company;

(v)
there has not been, and there is not pending or, to the Knowledge of Sellers, threatened against or affecting any Acquired Company any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body;

(vi)	to the Knowledge of Sellers, no application or petition for an election or for certification of a collective bargaining agent is pending;

(vii)	there has not been, and there is not pending or, to the Knowledge of Sellers, threatened, any lockout of any employees by any Acquired Company;

(viii)
there has not been, and there is not pending or, to the Knowledge of Sellers, threatened, against any Acquired Company any charge of discrimination or harassment filed with the Equal Employment Opportunity Commission or similar Governmental Body, and no event has occurred or circumstances exist that could provide the basis for any such charge;

(ix)
no present or former employee of any Acquired Company has any claim against any Acquired Company on account of or for (i) overtime pay, other than overtime pay for the current payroll period, (ii) wages, incentives, bonuses, commissions or salary for any period other than the current payroll period, (iii) vacation, sick pay, time off or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year or accrued on any Acquired Company’s books and records, or (iv) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work; and

(x)
all amounts required to be withheld by any Acquired Company from its employees have been properly withheld and timely deposited and all contributions required to be paid by any Acquired Company in respect of its employees have been paid in accordance with the applicable Legal Requirements regarding income tax withholding and social security, workers compensation, unemployment compensation or similar taxes or contributions.

3.22	INTELLECTUAL PROPERTY ASSETS

(a)           Part 3.22(a) contains a true and complete list of (i) all Intellectual Property Assets owned by the Acquired Companies that are the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Body or authorized private registrar, including registered Marks, registered Copyrights, issued Patents, Net Name registrations, and pending applications for any of the foregoing, and (ii) material unregistered Intellectual Property Assets owned by the Acquired Companies, in both cases indicating on Part 3.22(a) the name of the Acquired Company that owns or licenses such Intellectual Property Asset.  Part 3.22(a) also lists all material invention disclosures relating to inventions conceived or reduced to practice by one or more officers, employees, independent contractors, or other parties with whom any Acquired Company may have collaborated in connection with developments on behalf of such Acquired Company’s business (“Invention Disclosures”), including the name of the Acquired Company that owns or uses such Invention Disclosure.

(b)          The Intellectual Property Assets are all those used in or necessary for the conduct of the business of the Acquired Companies as it is being conducted other than commercially available, off-the-shelf software consisting of “shrink wrap,” “execute-by-opening,” or similar license agreements.  One or more Acquired Companies is the owner of each of the owned Intellectual Property Assets, free and clear of any Encumbrance, and has the right to use them without payment to any Person other than another Acquired Company.  No Acquired Company is bound by, and none of the owned Intellectual Property Assets is subject to, any Contract that in any material way limits or restricts the ability of any Acquired Company to use, exploit, assert, or enforce any such owned Intellectual Property Asset anywhere in the world. It is not necessary to utilize any intellectual property of any employee of the Acquired Companies made prior to that employee’s employment by the Acquired Companies in conducting the Acquired Companies’ business as currently conducted, except for Intellectual Property Assets that have been assigned to the Acquired Companies.  The use of any Intellectual Property Asset and the conduct of the business of the Acquired Companies as currently conducted do not infringe on or otherwise violate the legal rights of any Person.  The disclosure of any Intellectual Property Asset, or such documentation related thereto, including, but not limited to, contracts and letters of intent, to Buyer does not infringe on or otherwise violate the legal rights of any Person.

(c)            Except as set forth on Part 3.22(c):

(i)	No Invention Disclosure describes any invention that has been publicly disclosed or offered for sale, creating a bar to filing patent applications within 90 days after the Closing.

(ii)
All Patents are in compliance with all applicable Legal Requirements (including payment of filing, examination, and maintenance fees, and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees, taxes, or actions falling due within 90 days after the Closing Date.  No Patent has been or is involved in any interference, reissue, reexamination, or opposition Proceeding, and, the Knowledge of Sellers, no such Proceeding is threatened.  No Patent is or has been infringed or has been challenged or, to the Knowledge of Sellers, no such challenge is threatened.

(iii)
None of the products manufactured or sold, or any process or know-how, used, by any Acquired Company infringes or is alleged to infringe any patent or other proprietary right of any other Person.  All products made, used, or sold under the Patents owned by the Acquired Companies have been marked with the proper patent notice.

(iv)
All registered Marks have been registered with the United States Patent and Trademark Office and foreign countries where any of the Acquired Companies do substantial business related to the goods or services associated with such Marks, are to the Knowledge of Sellers in compliance with all applicable Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are to the Knowledge of Sellers valid and enforceable, and are not subject to any maintenance fees, taxes, or actions falling due within 90 days after the Closing Date.  No Mark has been or is involved in any dispute, opposition, invalidation, or cancellation Proceeding and, to the Knowledge of Sellers, no such Proceeding is threatened.  To the Knowledge of Sellers, there is no material potentially interfering trademark or trademark application of any Person with respect to any Mark.  To the Knowledge of Sellers, no Mark is or has been infringed or has been challenged and, to the Knowledge of Sellers, no such challenge is threatened.  To the Knowledge of Sellers, none of the Marks used by any Acquired Company infringes or is alleged to infringe any trade name, trademark, or service mark of any Person.  All products and materials containing a registered Mark bear the proper federal registration notice where permitted by law.

(v)
All registered Copyrights are in compliance with all applicable Legal Requirements, and all the Copyrights listed in Part 3.22(a) are valid and enforceable, and are not subject to any maintenance fees, taxes, or actions falling due within 90 days after the Closing Date.  To the Knowledge of Sellers, no Copyright listed in Part 3.22(a) is or has been infringed or has been challenged, and, to the Knowledge of Sellers, no such challenge is threatened.  to the Knowledge of Sellers, none of the subject matter of any Copyright infringes or is alleged to infringe any copyright of any Person or is a derivative work based upon the work of any other Person. All material works encompassed by the Copyrights listed in Part 3.22(a) have been marked with the proper copyright notice.

(vi)
All Net Names have been registered in the name of an Acquired Company and are in compliance with all applicable Legal Requirements. No Net Name has been or is involved in any dispute, opposition, invalidation, or cancellation Proceeding and, to the Knowledge of Sellers, no such Proceeding is threatened.  To the Knowledge of Sellers, there is no domain name application pending of any other Person which would or would potentially interfere with or infringe any Net Name.  To the Knowledge of Sellers, no Net Name is or has been infringed or has been challenged and, to the Knowledge of Sellers, no such challenge is threatened.  To the Knowledge of Sellers, no Net Name infringes or is alleged to infringe the trademark, copyright, or domain name of any other Person.

(d)           Each Acquired Company has taken all reasonable precautions to protect the secrecy, confidentiality, and value of each Trade Secret (including the enforcement by each Acquired Company of a policy requiring each employee or contractor to execute proprietary information and confidentiality agreements substantially in such Acquired Company’s standard form, and all current and former employees and independent contractors of each Acquired Company have executed such an agreement).  To Knowledge of Sellers no Trade Secret is part of the public knowledge or literature or has been used, divulged, or appropriated either for the benefit of any Person (other than an Acquired Company) or to the detriment of any Acquired Company.  No Trade Secret is subject to any adverse claim or has been challenged, and, to the Knowledge of Sellers, no such challenge is threatened.  To the Knowledge of Sellers, no Trade Secret infringes or is alleged to infringe any intellectual property right of any Person.  The documentation relating to each Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(e)           All Software owned, licensed, or used by any Acquired Company (other than commercially available, off-the-shelf software consisting of “shrink wrap,” “execute-by-opening” or similar license agreements licensed to an Acquired Company for internal use on a nonexclusive basis) is listed in Part 3.22(a) or Part 3.17(a)(v).  Each Acquired Company has all rights necessary to use all copies of all Software used by such Acquired Company.

(f)             Except as set forth on Part 3.22(f):

(i)
All former and current employees or independent contractors of each Acquired Company have executed written Contracts with that Acquired Company that assign to that Acquired Company all rights to any inventions, improvements, discoveries or information, and works of authorship of such employee or independent contractor within the scope of their respective employment or engagement and relating to the business of that Acquired Company.

(ii)
No Acquired Company has assigned or otherwise transferred any ownership interest in, or agreed to assign or otherwise transfer any interest in, any owned Intellectual Property Asset to any other Person.

3.23	COMPLIANCE WITH THE FOREIGN CORRUPT PRACTICES ACT AND EXPORT CONTROL AND ANTIBOYCOTT LAWS

No Acquired Company and no Representative of any Acquired Company in its capacity as such has violated the Foreign Corrupt Practices Act or the anticorruption laws of any jurisdiction where the Company does business and has effective policies and procedures to ensure compliance with the same.  Each Acquired Company has at all times complied with all Legal Requirements relating to export controls and trade sanctions or embargoes, has effective policies and procedures to ensure such compliance and has fully satisfied all requests, including registration and audit requirements, made on or before the Closing Date by any Governmental Body with jurisdiction thereover.  No Acquired Company has violated the anti-boycott prohibitions contained in 50 U.S.C. Sections 2401 et seq. or taken any action that can be penalized under Section 999 of the Code and has effective policies and procedures to ensure compliance with the same.

3.24	RELATIONSHIPS WITH RELATED PERSONS

No Seller and no Related Person of any Seller or of any Acquired Company has, or since January 1, 2010, has had, any interest in any asset owned or used by any Acquired Company.  Except as set forth on Part 3.24, (a) no Seller and no Related Person of any Seller or of any Acquired Company is, or since January 1, 2010, has been, a Related Person of or the owner (of record or beneficially) of any Equity Security or any other financial or profit interest in, a Person that has had business dealings or a material financial interest in any transaction with any Acquired Company or (b) neither Tech Investments II, LLC nor Tech Investments, LLC nor any of their respective portfolio investments is engaged in competition with any Acquired Company, other than ownership of less than one percent of the outstanding capital stock of a Person that is listed on any national or regional securities exchange.  Except as set forth in Part 3.24, no Seller or any Related Person of any Seller or of any Acquired Company is a party to any Applicable Contract with, or has any claim or right against, any Acquired Company.

3.25	SECURITIES LAW MATTERS

(a)           The Consideration Shares acquired by each Seller are being acquired for investment for such Seller’s own account and not with a view to the distribution thereof within the meaning of Section 2(11) of the Securities Act.  Each Seller understands that the Consideration Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Seller’s representations as expressed in this Agreement.

(b)            Each Seller has received all the information it considers necessary or appropriate for deciding whether to acquire the Consideration Shares.  Each Seller has reviewed the annual, quarterly and periodic reports of Buyer that have been filed with the SEC.  Each Seller has been given the opportunity to obtain any information or documents relating to, and ask questions and receive answers about, Buyer, the Consideration Shares and the business of and prospects of Buyer which it deems necessary to evaluate the merits and risks related to its investment in such shares and to verify the information received.

(c)            Each Seller has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of its investment in Buyer and has the capacity to protect its own interests.  Each Seller is able to bear the economic risks of its investment in the Consideration Shares for an indefinite period of time, including the risk of a complete loss of such Seller’s investment in such securities.

(d)           Each Seller understands that the Consideration Shares will be characterized as “restricted securities” as defined in Rule 144 promulgated under the Securities Act because they are being acquired from Buyer in a transaction not involving a public offering and that, under the Securities Act, the Consideration Shares may be resold without registration under the Securities Act only in certain limited circumstances.  Each Seller acknowledges that the Consideration Shares must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available.  Each Seller is aware that the provisions of Rule 144 promulgated under the Securities Act, which permit limited resale of share purchased in a private placement are subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about Buyer and the resale occurring not less than six months after a party has purchased and paid for the security to be sold.

(e)            Each Seller understands that the Consideration Shares and any securities issued in respect thereof or exchanged therefore, may bear, substantially, over or all of the following legends:

(a)           THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, (B) THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER SUCH ACT OR (C) THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

Any legend required by the securities laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

(f)            Each Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(g)           The true address of each Seller is set forth in Part 3.22 (g).  Each Seller is presently a bona fide resident of, or is domiciled in, and received the offer and made the decision to invest in the Consideration Shares in the state listed in such address.

(h)           Each Seller, if an entity, was not organized for the purpose of holding the Equity Securities of the Company.

3.26	CUSTOMERS AND SUPPLIERS

Part 3.26 lists for each of the two (2) years ending 2010 and 2011, and for the first ten (10) months of 2012, the names of the respective customers that were, in the aggregate, the ten (10) largest customers (for purposes of this section, each customer shall be deemed to include its Affiliates, together counted as a single customer, for purposes of determining the ten (10) largest customers) in terms of dollar value of products or services, or both, sold by each Acquired Company (“Major Customers”).  Part 3.26 also lists for each such year, the names of the respective suppliers that were, in the aggregate, the twenty-five (25) largest suppliers in terms of dollar value of products or services, or both, to each Acquired Company (“Major Suppliers”).  Except as set forth in Part 3.26, no Major Customer or Major Supplier has given any Acquired Company written, or to the Knowledge of Sellers, oral notice terminating, canceling, materially reducing the volume under, or renegotiating the pricing terms or any other material terms of any Applicable Contract or relationship with any Acquired Company or threatening to take any of such actions and, to the Knowledge of Sellers, no Major Customer or Major Supplier intends to do so.

3.27	PRODUCT LIABILITIES AND WARRANTIES

(a)            Except as set forth in Part 3.27(a), since the Balance Sheet Date no Acquired Company has incurred any Loss as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling, instructions, or otherwise) with respect to any product designed, manufactured, sold, leased, licensed, or delivered, or any service provided by any Acquired Company, whether such Loss is incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), any doctrine of common law (tort, contract, or other), any other Legal Requirement, or otherwise. Since December 31, 2007, no Governmental Body has alleged that any product designed, manufactured, sold, leased, licensed, or delivered by any Acquired Company is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Body.  Since December 31, 2007, no product designed, manufactured, sold, leased, licensed, or delivered by any Acquired Company has been recalled, and no Acquired Company has received any notice of recall (written or oral) of any such product from any Governmental Body. To the Knowledge of Sellers, no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in any such liability or recall.

(b)           Except as set forth in Part 3.27(b), no Acquired Company has given to any Person any product or service guaranty or warranty, right of return, or other indemnity relating to the products manufactured, sold, leased, licensed, or delivered, or services performed, by any Acquired Company.

3.28	BROKERS OR FINDERS

Except as set forth on Part 3.28, no Seller or Acquired Company, and none of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement or the Contemplated Transactions.

3.29	DISCLOSURE

(a)            No representation or warranty or other statement made by any Seller in this Agreement, the Disclosure Letter, any supplement to the Disclosure Letter, the certificate delivered pursuant to Section 8.3, or otherwise in connection with the Contemplated Transactions contains any untrue statement of material fact or omits to state a material fact necessary to make the statements in this Agreement or therein, in light of the circumstances in which they were made, not misleading.

(b)            None of the Sellers make, and they have not made, any representations or warranties relating to the Acquired Companies in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement, the Disclosure Letter, any supplement to the Disclosure Letter, and the certificate pursuant to Section 8.3; provided, that nothing in this Section shall preclude or otherwise limit Buyer’s rights to seek claims based on or otherwise involving the fraud or willful misconduct of one or more Sellers.  It is understood that any financial forecasts shall not be deemed to be or to include representations or warranties of the Sellers, except to the extent otherwise expressly covered by the representations and warranties of the Sellers hereunder.  No person, other than the Specified Individuals, has been authorized by Sellers to make any representation or warranty related to the Acquired Companies, the business of the Acquired Companies or otherwise in connection with the Contemplated Transactions except as set forth in this Article III and, if made, such representation or warranty must not be relied upon as having been authorized by any Seller.

3.30	TERMINATION OF EQUITY AND OTHER RIGHTS

(a)           As of the Closing, (1) James Mayfield will not have with respect to any Acquired Company any equity interest, phantom equity right, or similar arrangement, or right to acquire any of the same and all obligations with respect to the same shall have been paid in full by the Company, and (2) that certain Memorandum, dated July 26, 2011, from Valent Aerostructures - Lenexa, LLC to James Mayfield will be terminated or replaced in form and substance satisfactory to Buyer prior to Closing.

(b)           The following agreements are, or will prior to the Closing be, terminated, paid in full, with no continuing liability: (1) Management Consulting Agreement, dated October 31, 2009, between the Company (f/k/a Tech Aerospace Group, LLC) and Tech Investments II, LLC, and (2) Management Consulting Agreement, dated October 31, 2009, between the Company (f/k/a Tech Aerospace Group, LLC) and K-F Management Company, Inc.

3.31	ITAR COMPLIANCE

Sellers and the Acquired Companies have timely complied with all International Traffic in Arms Regulations registration requirements, including those pertaining to annual renewal and inclusion of acquired subsidiaries, and have timely complied with any and all requests made by the Directorate of Defense Trade Controls (“DDTC”) in either the DDTC letter, 12-0000604, dated June 1, 2012 or any prior or subsequent correspondence from DDTC relating to Seller’s status as a DDTC registered company.

4.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

4.1	ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Missouri, with full corporate power and authority to conduct its business as it is being conducted, and to own or use its assets. Buyer and each of its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction that required such qualification.

4.2	ENFORCEABILITY AND AUTHORITY; NO CONFLICT

(a)            The execution, delivery, and performance by Buyer of this Agreement and Buyer’s Closing Documents have been duly authorized by all necessary corporate action.  This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Upon execution and delivery of Buyer’s Closing Documents by Buyer, each of Buyer’s Closing Documents will constitute the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and Buyer’s Closing Documents and to perform its obligations under this Agreement and Buyer’s Closing Documents.

(b)           Neither the execution and delivery of this Agreement nor the consummation or performance of any Contemplated Transaction will directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or violate (A) any Organizational Document of Buyer, or (B) any resolution adopted by the board of directors or the shareholders of Buyer; (ii) subject to compliance with the HSR Act, contravene, conflict with, or violate, or give any Governmental Body or other Person the right to challenge any Contemplated Transaction, or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer, or any assets owned or used by Buyer, is subject; or (iii) Breach, or give any Person the right to declare a default or exercise any remedy or to obtain any additional rights under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any Contract to which Buyer is a party.

(c)           Except for (a) any filings under the HSR Act, (b) compliance with any applicable requirements of the Securities Act and the Exchange Act and any other securities regulations, and (c) compliance with any applicable requirements of The General and Business Corporation Law of Missouri, Buyer is not required to give notice to or obtain Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any Contemplated Transaction.

4.3	INVESTMENT INTENT

Buyer is acquiring the Common Units for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

4.4	CERTAIN PROCEEDINGS

There is no Proceeding pending against Buyer that challenges, or could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, any Contemplated Transaction.  To Buyer’s Knowledge, no such Proceeding has been threatened.

4.5	BROKERS OR FINDERS

Except for amounts owed to RBC Capital Markets, neither Buyer nor any of its Representatives has incurred any obligation or liability, contingent or otherwise, for any brokerage or finder’s fee, agent’s commission, or other similar payment in connection with this Agreement or the Contemplated Transactions.

4.6	CAPITALIZATION

The Buyer’s common stock consists of 28,000,000 authorized shares, of which 12,002,139 shares are issued and outstanding as of November 1, 2012.  All of the outstanding shares of Buyer’s Common Stock have been duly authorized and validly issued, and is fully paid, and nonassessable. The Consideration Shares, when issued pursuant to the terms of this Agreement, will be validly issued, fully paid and nonassessable. Prior to the Closing Date, Buyer will take appropriate action to reserve a sufficient number of authorized but unissued shares of Buyer’s Common stock necessary for the issuance of the Consideration Shares.

4.7	SEC FILINGS; FINANCIAL STATEMENTS

(a)           Buyer has furnished or made available to Sellers a correct and complete copy of Buyer’s annual report of Form 10-K filed with the SEC with respect to the fiscal year ended 2011, and each quarterly report on Form 10-Q, Current Report on Form 8-K, other report, schedule, registration statement, and definitive proxy statement filed by Buyer with the SEC on or after the date of filing of the Form 10-K which are all the documents (other than preliminary material) that Buyer was required to file (or otherwise did file) with the SEC in accordance with Sections 13, 14 and 15(d) of the Exchange Act on or after the date of filing of the Form 10-K (collectively, the “Buyer SEC Documents”).  Except for matters disclosed in the Buyer SEC Documents and the information to be disclosed in connection with or as a result of the Contemplated Transactions, Buyer is not aware of any Form 8-K filing it will have to file within 4 days following the Closing.

(b)           Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Buyer SEC Documents was prepared in accordance with GAAP (in accordance with Buyer’s past practices) throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q) and each fairly presents the consolidated financial position of Buyer and its subsidiaries at respective dates there and the consolidated results of operations and cash flows for the periods indicated, except  that the unaudited interim financial statements were or are subject to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse).

4.8	FINANCING COMMITMENT

(a)            Buyer has delivered to Seller Representative copies of the executed commitment letter (the “Commitment Letter”) from the Financing Sources pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed (the “Financing Commitment”) to lend the amounts set forth therein to Buyer for the purpose of funding the Contemplated Transactions (the “Debt Financing”).

(b)           The Financing Commitment is, as of the date hereof, in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Financing Commitment, in the form so delivered, is, to Buyer’s Knowledge, a legal, valid and binding obligation of the Financing Sources subject to the terms and conditions set forth therein. Except for a fee letter (a complete copy of which has been provided to the Sellers’ Representative with only the fee amounts and certain other terms redacted (none of which would adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Financing Commitment. As of the date hereof, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or Breach on the part of Buyer under any terms of the Financing Commitment, and (ii) there has been no failure of any condition on the part of Buyer required under the Financing Commitment or other action on the part of Buyer that would or would reasonably be expected to result in any portion of the Debt Financing contemplated thereby to be unavailable. As of the date hereof, Buyer has no reason to believe that it would be unable to satisfy on a timely basis any term or condition of the Financing Commitment required to be satisfied by it.  Assuming the satisfaction of the conditions precedent to Buyer’s obligation to consummate the transactions provided for hereunder, the aggregate proceeds of the Debt Financing as provided by the Commitment Letter, if funded in accordance with the Financing Commitment, together with the cash and cash equivalents otherwise available to Buyer, will be sufficient to fund all of the amounts required to be provided by Buyer for the consummation of such transactions, and are sufficient for the satisfaction of all of Buyer’s obligations to fund the cash portion of the Purchase Price pursuant to Section 2.2.

5.  COVENANTS OF SELLERS PRIOR TO CLOSING DATE

5.1	ACCESS AND INVESTIGATION

Prior to the Closing Date, and upon reasonable notice from Buyer, each Seller shall, and shall cause each Acquired Company to, (a) afford Buyer, its Representatives, the Financing Sources, and prospective lenders and their Representatives (collectively, “Buyer Group”) full and free access, during regular business hours, to each Acquired Company’s personnel, assets, Contracts, and Records, (b) furnish Buyer Group with copies of all such Contracts and Records as Buyer may reasonably request, (c) furnish Buyer Group with such additional financial, operating, and other relevant data and information as Buyer may reasonably request, and (d) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the business, condition (financial or otherwise), assets, results of operations, or prospects of each Acquired Company.  In addition, Buyer shall have the right to have the Real Property and the tangible personal property of each Acquired Company inspected by Buyer Group, at Buyer’s sole cost and expense.

5.2	OPERATION OF THE BUSINESSES OF THE ACQUIRED COMPANIES

Prior to the Closing Date, each Seller shall, and shall cause each Acquired Company to:

(a)            conduct the business of such Acquired Company only in the Ordinary Course of Business;

(b)           use its commercially reasonable best efforts to preserve intact in all material respects the current business organization of such Acquired Company, keep available the services of the officers, employees, and agents of such Acquired Company, and maintain its relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with such Acquired Company;

(c)            give Buyer notice prior to implementing operational decisions of a material nature;

(d)            report to Buyer at such times as Buyer may reasonably request concerning the status of the business, condition (financial or otherwise), assets, results of operations, or prospects of such Acquired Company;

(e)            make no material changes in management personnel of such Acquired Company;

(f)             maintain the assets owned or used by such Acquired Company in a state of repair and condition that complies with Legal Requirements and Contracts and is consistent with the requirements and normal conduct of the business of such Acquired Company;

(g)            use commercially reasonable best efforts to keep in full force and effect, without amendment, all material rights relating to the business of such Acquired Company;

(h)           comply in all material respects with all Legal Requirements applicable to, and all Applicable Contracts of, such Acquired Company;

(i)             continue in full force and effect the insurance coverage under the policies set forth in Part 3.18 or substantially equivalent policies;

(j)            except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, not amend, modify, or terminate any Employee Plan and, except as required under the provisions of any Employee Plan, not make any contributions to or with respect to any Employee Plan;
(k)            maintain in all material respects all records of such Acquired Company consistent with past practice; and

(l)           take no action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 3.16 would be likely to occur; provided, however, subject to the working capital adjustment provided in Section 2.7, the Sellers may make the Cash Sweep.

5.3	FILINGS AND NOTIFICATIONS; COOPERATION

As promptly as practicable after the date of this Agreement, and in any event within the applicable time period prescribed by Legal Requirements, each Seller shall, and shall cause each Acquired Company and each of their Affiliates to, make all filings and notifications required by Legal Requirements to be made by them in connection with the Contemplated Transactions (including all filings under the HSR Act).  Each Seller shall, and shall cause each Acquired Company and each of their Affiliates to, cooperate with Buyer, its Affiliates, and their respective Representatives (a) with respect to all filings and notifications that Buyer or its Affiliates elect to make or shall be required by Legal Requirements to make in connection with the Contemplated Transactions, (b) in identifying and obtaining the Governmental Authorizations required by Buyer to own and operate each Acquired Company from and after the Closing Date, and (c) in obtaining all Consents identified in Exhibit 9.4 (including taking all actions reasonably requested by Buyer to cause early termination of any applicable waiting period under the HSR Act), provided, however, that Sellers shall not be required to dispose of or make any change to the Acquired Companies’ business, expend any material funds, or incur any other material obligation in order to comply with this Section 5.3.

5.4	NOTICE

(a)            Prior to the Closing Date, each Seller or Seller’s Representative shall promptly provide notice to Buyer of any Breach of any representation or warranty of any Seller(s) or any fact or circumstance that would or would reasonably be likely to cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of such fact or circumstance.  Should any such Breach relate to the Disclosure Letter, each Seller shall promptly deliver to Buyer a supplement to the Disclosure Letter.  No such notice or delivery will be deemed to have cured any Breach of any representation or warranty or affect any right or remedy of Buyer under this Agreement.

(b)           Prior to the Closing Date, each Seller or Seller’s Representative shall promptly provide notice to Buyer of any Breach of any covenant of any Seller(s) in this Article 5 or any fact or circumstance that could make the satisfaction of any condition in Article 8 impossible or unlikely and of all corrective actions undertaken, or to be undertaken, by such Seller with respect thereto.  No such notice will be deemed to have cured any Breach of any covenant or affect any right or remedy of Buyer under this Agreement.

5.5	PAYMENT OF INDEBTEDNESS BY AFFILIATES

Notwithstanding Section 5.2, each Seller shall cause all indebtedness owed to an Acquired Company by any Seller or any Affiliate of any Seller to be paid in full prior to Closing.

5.6	EXCLUSIVE DEALING

Until this Agreement shall have been terminated pursuant to Section 10.1, no Seller shall, and each Seller shall cause each Acquired Company and each of their respective Representatives not to, directly or indirectly, solicit, initiate, encourage, or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, or consider the merits of any inquiries or proposals from any Person (other than Buyer) relating to any business combination transaction involving any Seller or Acquired Company, however structured, including the sale of the business or assets (other than in the Ordinary Course of Business) of any Acquired Company, or any Equity Security of any Acquired Company, or any merger, consolidation, or similar transaction or arrangement.  Each Seller or the Seller’s Representative shall notify Buyer of any such inquiry or proposal within 24 hours of receipt thereof by any Seller, Acquired Company, or any of their respective Representatives.

5.7	COMMERCIALLY REASONABLE BEST EFFORTS

Each Seller shall use its commercially reasonable best efforts to cause the conditions in Article 8 (other than Section 8.11) to be satisfied, provided, however, that Sellers shall not be required to dispose of or make any change to the Acquired Companies’ business expend any material funds, or incur any other material obligation in order to comply with this Section 5.7.

5.8	FINANCIAL INFORMATION

Sellers shall deliver to Buyer within fourteen (14) days after the end of each month, and not less than three (3) days prior to the Closing, a consolidated and consolidating balance sheets for the Company and each Acquired Company for such month prepared in a manner and containing information consistent with such Acquired Company’s current practices.

5.9	FINANCING COOPERATION

Each Seller shall, and shall cause each Acquired Company, their Affiliates, and their respective Representatives to, cooperate with Buyer with respect to Buyer’s arranging of financing of the Contemplated Transactions, as Buyer may reasonably request.

5.10	EMPLOYEE BENEFITS FILINGS

(a)           Sellers shall cause the Acquired Companies, as soon as practicable after the date hereof, to determine whether an IRS Form 5500 has been timely filed for each Employee Plan for which an IRS Form 5500 filing is required by the United States Department of Labor.  In the event an IRS Form 5500 has not been timely filed for any Employee Plan for which an IRS Form 5500 is required by the United States Department of Labor, Sellers shall cause the sponsor of any such Employee Plan to prepare and file, prior to the Closing Date, a filing under the Delinquent Filer Voluntary Compliance Program, and shall pay all applicable penalties, to correct this failure for all prior plan years for which an IRS Form 5500 was not timely filed.

(b) Seller shall cause each Acquired Company to adopt, prior to the Closing Date, an amendment to each Employee Plan, to the extent necessary, to exclude employees of Buyer from participating in each Employee Plan following the Closing Date.

(c) Sellers shall cause each Acquired Company, as necessary, to adopt, prior to the Closing Date, a plan document complying with the requirements of Section 125 of the Code to ensure that benefits provided under any Employee Plan that are being paid by employees of Buyer on a pre-tax basis are in compliance with the Code.

5.11	ESTOPPEL CERTIFICATES

Sellers shall use commercially reasonable best efforts to obtain and deliver to Buyer prior to the Closing estoppel certificates executed on behalf of each lessor of Leased Real Property, each in form and substance mutually acceptable to Buyer and Sellers, provided that in approving such form Buyer and Sellers shall be reasonable.

5.12	NO TRADING

Without limiting or affecting Sellers’ obligations under any Legal Requirements, between the date of this Agreement and the earlier of the Termination Date or the Closing Date, no Seller shall buy or sell any Buyer’s Common Stock, or otherwise effect trades involving the Buyer’s Common Stock.

5.13	NOTICE

Sellers shall, jointly with Buyer, provide notice of the pending Contemplated Transactions prior to Closing to those entities providing the public incentives described on Part 3.11(e) and make themselves reasonably available to such entities to respond to inquiries.

6.  COVENANTS OF BUYER PRIOR TO CLOSING DATE

6.1	FILINGS AND NOTIFICATIONS; COOPERATION

As promptly as practicable after the date of this Agreement, and in any event within the applicable time period prescribed by Legal Requirements, Buyer shall, and shall cause each of its Affiliates to, make all filings and notifications required by Legal Requirements to be made by them in connection with the Contemplated Transactions (including all filings under the HSR Act).  Buyer shall, and shall cause each of its Affiliates to, cooperate with each Seller, each Acquired Company, their Affiliates and their respective Representatives (a) with respect to all filings and notifications that any Seller, any Acquired Company, or their Affiliates shall be required by Legal Requirements to make in connection with the Contemplated Transactions and (b) in obtaining all Material Consents; provided, however, that Buyer shall not be required to dispose of or make any change to its business, expend any material funds, or incur any other material obligation in order to comply with this Section 6.1.

6.2	NOTICE

(a)          Prior to the Closing Date, Buyer shall promptly provide notice to Sellers of any Breach of any representation or warranty of Buyer or any fact or circumstance that would or would reasonably be likely to cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of such fact or circumstance.  No such notice will be deemed to have cured any Breach of any representation or warranty or affect any right or remedy of Sellers under this Agreement.

(b)           Prior to the Closing Date, Buyer shall provide notice to Sellers of any Breach of any covenant of Buyer in this Article 6 or any fact or circumstance that could make the satisfaction of any condition in Article 9 impossible or unlikely and of all corrective actions undertaken, or to be undertaken, by Buyer with respect thereto.  No such notice will be deemed to have cured any Breach of any covenant or affect any right or remedy of Sellers under this Agreement.

6.3	COMMERCIALLY REASONABLE BEST EFFORTS

Buyer shall use its commercially reasonable best efforts to cause the conditions in Article 9 to be satisfied; provided, however, that Buyer shall not be required to dispose of or make any change to its business, expend any material funds, or incur any other material obligation in order to comply with this Section 6.3.

7.  POST-CLOSING COVENANTS

7.1	ACCESS TO RECORDS

(a)           After the Closing, each of the Specified Individuals shall cooperate with Buyer and its counsel at Buyer’s expense (except to the extent such expense would constitute a Loss for which Buyer is entitled to indemnity pursuant to Article 11) and make itself and its Representatives available to Buyer and the Acquired Companies in connection with the institution or defense of any Proceeding, whether existing, threatened, or anticipated, involving or relating to the Contemplated Transactions, Buyer, any Specified Individual, or any Acquired Company, including providing testimony, Records, and other information.

(b)           Each Seller and Buyer will make available to the other any Records in the nonrequesting party’s custody or control for the purpose of preparing any financial statement or Tax Return or preparing for or defending any tax-related examination of the requesting party or any Acquired Company by any Governmental Body.  The party requesting such Records will reimburse the nonrequesting party for the reasonable out-of-pocket costs and expenses incurred by the nonrequesting party.  The nonrequesting party will afford access to such Records during normal business hours, upon reasonable advance notice given by the requesting party, and subject to such reasonable limitations as the nonrequesting party may impose to delete competitively sensitive or privileged information.

7.2	ACCOUNTS RECEIVABLE

Following the Closing, Buyer will use commercially reasonable efforts to collect the accounts receivable included in the final Closing Balance Sheet.  Any payments received by Buyer from customers (other than customers utilizing payments under vendor-owned-inventory terms), which have unpaid accounts receivable included in the final Closing Balance Sheet will be applied in satisfaction of the oldest amounts outstanding from such customers, except to the extent otherwise expressly designated by such customers.

7.3	CONFIDENTIALITY

(a)           As used in this Section 7.3, the term “Confidential Information” includes any of the following information held or used by or relating to any Acquired Company:

(i)	all information that is a Trade Secret;

(ii)
all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, computer hardware, Software and computer software, database technologies, systems, structures and architectures; and

(iii)
all information concerning the business and affairs of any Acquired Company, including historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current, and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer and prospect lists and files, current and anticipated customer requirements, price lists, market studies, Contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented.

(b)           Each Seller acknowledges the confidential and proprietary nature of the Confidential Information and agrees that such Seller shall, except to the extent required for a Seller who is employed by an Acquired Company to fulfill his or her duties in the course of such employment, from and after the Closing for a period of five (5) years, except with respect to all Confidential Information constituting a trade secret for which the period shall be perpetual:  (i) keep the Confidential Information confidential and deliver promptly to Buyer, or immediately destroy at Buyer’s option, all embodiments and copies of the Confidential Information that are in such Seller’s possession; (ii) not use the Confidential Information for any reason or purpose; and (iii) without limiting the foregoing, not disclose the Confidential Information to any Person, except with Buyer’s Consent.

(c)           Section 7.3(b) does not apply to that part of the Confidential Information that becomes generally available to the public other than as a result of a Breach of this Section 7.3 by any Seller.  Confidential Information shall not be deemed “generally available to the public” merely because it is included or incorporated in more general information that is publicly available or because it combines features which individually may be publicly available.

(d)           If any Seller becomes compelled in any Proceeding to make any disclosure that is prohibited by this Section 7.3, such Seller shall, to the extent legally permissible, provide Buyer with prompt notice of such compulsion so that Buyer may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.3.  In the absence of a protective order or other remedy, such Seller may disclose that portion (and only that portion) of the Confidential Information that, based upon the opinion of such Seller’s counsel, such Seller is legally compelled to disclose; provided, however, that such Seller shall use its commercially reasonable best efforts to obtain written assurance that any Person to whom any Confidential Information is so disclosed shall accord confidential treatment to such Confidential Information.

(e)           Nothing in this Section 7.3 will diminish the protections and benefits under applicable Legal Requirements to which any Trade Secret of any Acquired Company is entitled.  If any information that an Acquired Company asserts to be a Trade Secret under applicable Legal Requirements is found by a court of competent jurisdiction not to be such a Trade Secret, such information will nonetheless be considered Confidential Information of that Acquired Company for purposes of this Section 7.3.

7.4	CUSTOMER AND OTHER BUSINESS RELATIONSHIPS

(a)           After the Closing, the Specified Individuals shall cooperate with Buyer and the Acquired Companies, at Buyer’s expense, in their efforts to continue and maintain for the benefit of Buyer and the Acquired Companies those business relationships of any Acquired Company and of such Specified Individual relating to the business of any Acquired Company, including relationships with any customers, suppliers, licensors, licensees, lessors, employees, regulatory authorities, and others.  The Specified Individuals shall refer to Buyer and the Acquired Companies all inquiries and communications received by such Specified Individual relating to any Acquired Company after the Closing.

7.5	TAX MATTERS

(a)           Without the prior written consent of Buyer, from the date hereof until the Closing Date, neither the Company, nor any of its Subsidiaries shall make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or take or omit to take any other action, if any such action or omission would result in a Breach of any representation under Section 3.11.

(b)           Any and all existing Tax Related Agreements shall be terminated by the Company and its Subsidiaries as of the Closing Date, and neither the Company nor any Subsidiary shall have any further rights or liabilities thereunder.

(c)           The purchase and sale contemplated by this Agreement shall be treated for income Tax purposes as a sale of the Common Units by Sellers, and a purchase of the Company’s assets by Buyer.  Buyer and Sellers shall agree on the valuation of the assets and an allocation statement, allocating the Purchase Price among the assets of the Company in accordance with Section 1060 of the Code. The Company, each Seller, and Buyer shall prepare its income Tax Returns in a manner consistent with the valuations and allocations agreed to by the parties.  The Company, each Seller, and Buyer shall not take any position whether in Tax Returns, Tax examinations or otherwise, that is inconsistent with such valuations or allocations unless required to do so by applicable law.

(d)          The purchase and sale contemplated by this Agreement shall be treated for income Tax purposes as a sale of the Common Units by Sellers, and a purchase of the Company’s assets by Buyer.  The valuation of the Company’s assets, including assets owned by limited liability companies, and the allocation of consideration to the Company’s asset are set forth on Schedule 7.5(c).  The Company, each Seller, and Buyer shall prepare its income Tax Returns in a manner consistent with the valuations and allocations agreed to by the parties.  The Company, each Seller, and Buyer shall not take any position, whether in Tax Returns, Tax examinations or otherwise, that is inconsistent with such valuations or allocations unless required to do so by applicable law.

(e)           For purposes of this Agreement, “Stub Tax Period” means the period (including all prior taxable years) ending on and including the Closing Date.  For income Tax purposes, and for any taxable year of the Company and its Subsidiaries that does not end on, and would otherwise extend beyond, the Closing Date, there shall be a deemed short taxable year ending on and including such date and a second deemed short taxable year beginning on and including the day after such date.  For purposes of allocating gross income and deductions between deemed short taxable years, the books of the Company and its Subsidiaries shall be closed as of the close of business of the Closing Date, and all amounts of income, gain, loss and deduction shall be reflected in the period in which such items accrued under the Company’s and its Subsidiaries’ normal Tax accounting methods; provided, that any transaction entered into by the Company or its Subsidiaries on the Closing Date, but after the Closing, not in the ordinary course of business shall be treated as occurring after the close of business on the Closing Date.

(f)            The Company shall prepare and file in a timely manner, all Tax Returns required to be filed by the Company and its Subsidiaries after the date hereof and before the Closing Date with respect to any Tax.  Buyer and the Company shall prepare and file in a timely manner all Tax Returns to be filed for the Stub Tax Period required to be filed on or after the Closing Date with respect to any Tax.  All such Tax Returns shall be prepared, and any positions and elections relating thereto made, in a manner consistent with the prior practice of the Company and its Subsidiaries to the extent permitted by law.  Buyer, the Company and its Subsidiaries shall permit Sellers to comment on any Tax Return described in this Section 6.14(a) at least thirty (30) days prior to filing, and shall make such revisions to such Tax Returns as are requested by Sellers to the extent permitted by applicable law unless contrary to the prior practice of the Company or its Subsidiaries. Unless otherwise required by applicable law, Buyer, the Company and its Subsidiaries shall not, without the prior written consent of Sellers (which consent shall not be unreasonably withheld or delayed), file any amended Tax Return with respect to the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date.  Buyer and the Company hereby covenant and agree that none of Buyer, or the Company nor any of their respective Subsidiaries shall, unless required by applicable law, retroactively apply any changes or alterations in the Tax positions and elections taken by the Company or any of its Subsidiaries on or prior to the Closing Date to any taxable periods prior to the Closing Date in any manner that would result in a Breach of any of the Company’s representations or warranties contained herein or would otherwise give rise to any indemnification obligations of Sellers under Article XI or in additional Tax liability to Sellers.

(g)           Sellers and Buyer will cooperate fully with each other in connection with (i) the preparation and filing of any U.S. federal, state, local or foreign Tax Returns that include the business and operations of the Company and its Subsidiaries with respect to any taxable periods on or prior to the Closing Date and (ii) any audit examination by any Governmental Body of the Tax Returns referred to in clause (i).  Such cooperation shall include, without limitation, the furnishing or making available of records, books of account or other materials of the Company and its Subsidiaries necessary or helpful for the defense against assertions of any Governmental Body as to any Tax Returns referred to in clause (i) above.

7.6	DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

(a)            For six (6) years from and after the Closing Date, Buyer agrees to cause the Company to indemnify and hold harmless all past and present officers, directors and managers of the Company and of its Subsidiaries to the same extent such persons are indemnified by the Company and/or its Subsidiaries, as of the date of this Agreement, pursuant to the organizational documents of the Company and/or its Subsidiaries for acts or omissions occurring on or prior to the Closing Date, and Buyer shall not, and shall not permit Buyer, the Company or any of their Subsidiaries to, amend, repeal or modify any provision in the Company’s or any of their Subsidiaries’ organizational documents relating to the exculpation or indemnification of former officers, directors and managers as in effect immediately prior to the date of this Agreement.

(b)           Notwithstanding anything contained in this Agreement to the contrary, this Section 7.6 shall survive the consummation of the Closing in accordance with its terms.  If Buyer or the Company, or any of their respective successors or assigns, (i) consolidates with or merges in to any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, Buyer or the Company, as the case may be, shall assign (by operation of law or otherwise) the obligations set forth in this Section 7.6 to such Person.

7.7	WARN ACT COMPLIANCE

In any termination or layoff of any employees of any Acquired Company within ninety (90) days the Closing Date, Buyer and each Acquired Company will comply fully, if applicable, with WARN and any similar state or local Legal Requirement.  Buyer shall not, and shall not cause any Acquired Company to, at any time prior to sixty (60) days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN without complying fully with the requirements of WARN.

8.  CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligations to purchase the Common Units and to take the other actions required pursuant to this Agreement to be taken by Buyer at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in whole or in part by Buyer):

8.1	ACCURACY OF SELLERS’ REPRESENTATIONS

(a)           Each of Sellers’ representations and warranties in this Agreement will have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if then made (without giving effect to any supplement to the Disclosure Letter), except to the extent inaccuracies do not and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect with respect to any Acquired Company. For purposes of determining if the condition in this Section 8.1(a) is satisfied with respect to the accuracy of such representations and warranties, “materiality,” “Material Adverse Effect” and similar qualifications contained in such representations and warranties shall be disregarded.

(b)           Notwithstanding Section 8.1(a), each of Sellers’ representations and warranties in Sections 3.2(a), 3.3, 3.4, 3.12, 3.30, and 3.31, will have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if then made (without giving effect to any supplement to the Disclosure Letter).

8.2	SELLERS’ PERFORMANCE

The covenants and obligations that each Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing will have been duly performed and complied with in all material respects. Notwithstanding the foregoing, Sellers will have duly performed and complied in all respects with the covenants and obligations set forth in Section 5.11.

8.3	BRING DOWN CERTIFICATE

Buyer will have received a certificate executed by each Seller confirming (a) the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing Date in accordance with Section 8.1 and (b) the performance of and compliance with its covenants and obligations to be performed or complied with at or prior to the Closing in accordance with Section 8.2.

8.4	CONSENTS

Each of the Consents and notices identified in Exhibit 8.4 (the “Material Consents”) will have been obtained or given in form and substance reasonably satisfactory to Buyer and will be in full force and effect.  Copies of the Material Consents will have been delivered to Buyer.

8.5	GOVERNMENTAL AUTHORIZATIONS

Buyer will have received such Governmental Authorizations as are necessary to allow Buyer to acquire and own the Common Units for the Acquired Companies and Buyer to own and operate the business of each Acquired Company from and after the Closing.

8.6	ADDITIONAL DOCUMENTS

Each of the items to be delivered pursuant to Section 2.4(a) and each of the following documents will have been delivered (or tendered subject only to Closing) to Buyer:

(a)            an opinion of SNR Denton US LLP, dated the Closing Date, in the form of Exhibit 8.6(a);

(b)           Evidence satisfactory to Buyer that Valent Aerostructures - Lenexa, LLC is the sole shareholder of Valent Aerostructures - St. Louis, Inc., including a true and complete copy of the stock ledger of that corporation, certified by its secretary or assistant secretary.

(c)            Copies of estoppel certificates executed on behalf of the lessor of each piece of Leased Real Property (other than those listed as Items 1, 2, and 3 on Part 3.6(b)), each in form and substance mutually acceptable to Buyer and Sellers, provided that in approving such form Buyer and Sellers shall be reasonable.

(d)           the Wire Instructions;

(e)            the Funds Flow Memo; and

(f)            such other documents as Buyer may reasonably request, each in form and substance reasonably satisfactory to Buyer, and, if necessary, executed by each Seller or the relevant Acquired Company, which are necessary and advisable for the purpose of:

(i)	evidencing the accuracy of any of Sellers’ representations and warranties;

(ii)	evidencing the performance by each Seller of, or the compliance by each Seller with, any covenant or obligation required to be performed or complied with by such Seller; or

(iii)	evidencing the satisfaction of any condition referred to in this Article 8.

8.7	INDEMNIFICATION LOCK UP AGREEMENT

Buyer shall have received an Indemnification Lock Up Agreement(s) with respect to all of the Consideration Shares in form and substance reasonably acceptable to Buyer, providing that the transfer of the Consideration Shares shall be prohibited as follows: (a) one-half of such shares will not be transferable for 18 months, and (b) the remaining one-half of such shares will not be transferable for three (3) years.

8.8	NO PROCEEDINGS

Since the date of this Agreement, there will not have been commenced or threatened against Buyer, or against any Affiliate of Buyer, any Proceeding (a) involving any challenge to, or seeking relief (monetary or otherwise) in connection with, any Contemplated Transaction or (b) that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, any Contemplated Transaction.

8.9	NO CLAIM REGARDING EQUITY OWNERSHIP OR SALE PROCEEDS

There will not have been made or threatened by any Third Party any claim asserting that such Third Party (a) is the holder or the beneficial owner of any Equity Security of any Acquired Company or (b) is entitled to all or any portion of the Purchase Price.

8.10	NO CONFLICT

Neither the consummation nor the performance of any Contemplated Transaction will, directly or indirectly (with or without notice or lapse of time), contravene, conflict with, or violate, or cause Buyer or any Affiliate of Buyer to suffer any adverse consequence under, (a) any applicable Legal Requirement or Order or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

8.11	TERMINATION OF EQUITY AND OTHER RIGHTS

(a)            Buyer shall have received evidence satisfactory to it that all of the membership interests of Ozark Mountain are owned by the Company subject only to the delivery of the purchase price due on the Closing Date in connection therewith, which shall be provided out of the Closing Payment pursuant to the Funds Flow Memo.

(b)           Buyer shall have received evidence satisfactory to it that (1) the Preferred Unit Assignments, in form and substance reasonably acceptable to Buyer, have been executed by each Preferred Holder and are effective only subject to payments due in connection therewith that will be paid out of the Closing Payment pursuant to the Funds Flow Memo, (2) no Preferred Units will be outstanding immediately following the Closing, and (3) immediately following the Closing, the Preferred Holders are not members of the Company and have no rights related thereto and all obligations to the Preferred Holders of the Company in respect of the Preferred Units will have been paid in full.

8.12	INSURANCE

(a)           Company shall have procured an insurance policy in favor of Buyer that is issued by an insurance carrier reasonably acceptable to Buyer, with all premiums prepaid by Sellers for a period equal to the duration of Sellers’ obligations hereunder, as limited by Section 11.5(a), and on terms and conditions that are (i) provided in this Section 8.12(a), and (ii) are reasonably acceptable to Buyer (the “Reps and Warranties Indemnification Insurance”). The Reps and Warranties Indemnification Insurance policy shall provide coverage for any and all claims of Buyer arising out of one or more Breaches of the Fundamental Representations made by Sellers with an aggregate coverage limit of Twenty Five Million Dollars and 00/100 ($25,000,000.00).

(b)           Buyer shall have procured an insurance policy in favor of it on terms and conditions that are provided in this Section 8.12(b) (the “Environmental Indemnification Insurance”). The Environmental Indemnification Insurance policy shall provide coverage for any and all claims of Buyer arising out of one or more Breaches of Section 3.19 and any matter covered by Section 11.3 with coverage limits in such amount as Buyer shall determine in its discretion, but not to exceed Twenty Five Million Dollars and 00/100 ($25,000,000.00) in the aggregate.  For avoidance of doubt, the Environmental Indemnification Insurance shall be in addition to any existing policy covering claims for environmental liability at the Cuba, Missouri Facility identified as Item 3 on Part 3.6(a).

8.13	REVIEWED AND RESTATED AUDITED FINANCIAL STATEMENTS

Company shall have delivered to Buyer a copy of the Reviewed Financial Statements and Restated Audited Financial Statements, which shall restate the Audited Financial Statements with respect to the classification of: (1) the following industrial revenue bonds issued by governmental issuers for the benefit of the Company, as a liability of the Company: (i) $5,635,645 City of Washington, Missouri Recovery Zone Facility Bonds Series 2010A (Valent Aerostructures Project), and (ii) $2,391,751 City of Washington, Missouri Industrial Revenue Bonds Series 2010B (Valent Aerostructures Project); and (2) assets supplied by the Acquired Companies to Spirit Aerosystems, Inc. through a vendor-owned inventory program as inventory and not accounts receivable when such assets are delivered to Spirit Aerosystems, Inc. Sellers will deliver a draft of the Reviewed Financial Statements and Restated Audited Financial Statements no later than two (2) Business Days prior to Closing.

8.14	ABSENCE OF CERTAIN EVENTS

There shall not have occurred (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, or any limitation by any Governmental Body that would prevent Buyer from obtaining the funding specified in the Commitment Letter by the Closing Date, or (ii) any general suspension of trading on the New York Stock Exchange.

8.15	REAL PROPERTY REPORTS

(a)           Buyer will have obtained reports and other information prepared between the date of this Agreement and the Closing Date, in form, scope, and substance satisfactory to Buyer in its sole discretion, regarding environmental matters relating to the Facilities, which reports shall include, for each Facility, a report that conforms to the ASTM Standard Practice for Environmental Site Assessments:  Phase I Environmental Site Assessment Process, E 1527-05.

(b)           Buyer shall have completed facility compliance audits on all of the Real Property with respect to environmental matters relating to Facilities, the results of which are reasonably satisfactory to Buyer in its sole discretion.

8.16	NO MATERIAL ADVERSE CHANGE

Since the date of this Agreement, the Acquired Companies, on a consolidated basis, will not have experienced a Material Adverse Effect.

9.  CONDITIONS PRECEDENT TO SELLERS’ OBLIGATIONS TO CLOSE

Sellers’ obligations to sell the Common Units and to take the other actions required pursuant to this Agreement to be taken by Sellers at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in whole or in part by Sellers’ Representative):

9.1	ACCURACY OF BUYER’S REPRESENTATIONS

Each of Buyer’s representations and warranties in this Agreement will have been accurate in all material respects as of the date of this Agreement and will be accurate in all material respects as of the Closing Date as if then made.

9.2	BUYER’S PERFORMANCE

The covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing will have been duly performed and complied with in all material respects.

9.3	BRING DOWN CERTIFICATE

Sellers’ Representative will have received a certificate executed by Buyer confirming (a) the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing Date in accordance with Section 9.1 and (b) the performance of and compliance with its covenants and obligations to be performed or complied with at or prior to the Closing in accordance with Section 9.2.

9.4	CONSENTS

Each of the Consents identified in Exhibit 9.4 will have been obtained in form and substance reasonably satisfactory to Sellers’ Representative and will be in full force and effect.  Copies of such Consents will have been delivered to Sellers’ Representative.

9.5	ADDITIONAL DOCUMENTS

Each of the items to be delivered pursuant to Section 2.4(b) and each of the following documents will have been delivered (or tendered subject only to Closing) to Sellers’ Representative:

(a)           such documents as Sellers’ Representative may reasonably request, each in form and substance reasonably satisfactory to Sellers’ Representative, and, if necessary, executed by Buyer, which are necessary for the purpose of:

(i)	evidencing the accuracy of any of Buyer’s representations and warranties;

(ii)	evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer; or

(iii)	evidencing the satisfaction of any condition referred to in this Article 9.

9.6	NO LEGAL PROHIBITION

There will not be in effect any Legal Requirement or Order that prohibits the sale of the Shares by Sellers to Buyer or the consummation of any of the other Contemplated Transactions.

10.  TERMINATION

10.1	TERMINATION EVENTS

Subject to Section 10.2, by notice given prior to or at the Closing, this Agreement may be terminated as follows:

(a)            by mutual consent of Buyer and Seller Representative;

(b)            by Buyer if a material Breach of any provision of this Agreement has been committed by any Seller;

(c)            by Seller Representative if a material Breach of any provision of this Agreement has been committed by Buyer;

(d             by Buyer if satisfaction of any condition in Article 8 by December 31, 2012 (the “Termination Date”), or such later date as the parties may agree upon becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement);

(e)            by Seller Representative if satisfaction of any condition in Article 9 by the Termination Date becomes impossible (other than through the failure of any Seller to comply with its obligations under this Agreement);

(f)            by Buyer if the Closing has not occurred on or before the Termination Date, unless Buyer is in material Breach of this Agreement; or

(g)           by Seller Representative if the Closing has not occurred on or before the Termination Date, unless Sellers are in material Breach of this Agreement.

10.2	EFFECT OF TERMINATION; LIQUIDATED DAMAGES

(a)            Each party’s right of termination under Section 10.1 is in addition to any other right it may have under this Agreement (including under Section 12.16) or otherwise, and the exercise of a party’s right of termination will not constitute an election of remedies.  If this Agreement is terminated pursuant to Section 10.1, this Agreement will be of no further force or effect; provided, however, that (i) this Section 10.2 and Article 12 will survive the termination of this Agreement and will remain in full force and effect, and (ii) the termination of this Agreement will not relieve any party from any liability for any Breach of this Agreement occurring prior to termination.

(b)           If all conditions to Buyer’s obligation to consummate the Contemplated Transactions have been satisfied or waived by Buyer on or prior to the Termination Date and Buyer fails to consummate Contemplated Transactions on or prior to the Termination Date due to a failure of the Financing Sources to fund the cash portion of the Purchase Price pursuant to the Commitment Letter, and Buyer is unable to procure other funding on substantially similar terms for the payment of the cash portion of the Purchase Price after exercising its commercially reasonable best efforts (the “Failure to Fund”), then Buyer shall pay to Sellers, as liquidated damages, an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Liquidated Damages Amount”).  The parties acknowledge that the actual damages likely to result from the Failure to Fund are difficult to estimate on the date of this Agreement and would be difficult to prove.  The parties intend that payment by Buyer of the Liquidated Damages Amount would serve to compensate Sellers for any Breach by Buyer of its obligations to consummate the Contemplated Transactions based on the Failure to Fund and they do not intend for it to serve as punishment for any such Breach by Buyer. Seller’s right to receive payment of the Liquidated Damages Amount shall be the sole and exclusive remedy of Sellers with respect to Buyer’s failure to consummate the Contemplated Transactions based on the Failure to Fund whether or not Sellers shall have terminated this Agreement in accordance with Section 10.1, and all other remedies (including equitable remedies) shall be deemed waived against Buyer for any and all Losses, damages and expenses suffered or incurred by Sellers in connection with this Agreement and upon payment of the Liquidated Damages Amount, Buyer and its Affiliates shall have no further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions.

11.  INDEMNIFICATION; PAYMENT; REIMBURSEMENT; REMEDIES

11.1	SURVIVAL; REMEDIES

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, and any certificate, document, or other writing delivered pursuant to this Agreement will survive the Closing and the consummation and performance of the Contemplated Transactions, for the periods described in Section 11.5 below, to the extent such representations, warranties, covenants, and obligations are limited in such section.  The right to indemnification, payment, reimbursement, or other remedy based upon any such representation, warranty, covenant, or obligation will not be affected by any investigation (including any environmental investigation or assessment) conducted or any Knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, such representation, warranty, covenant, or obligation.  The waiver of any condition relating to any representation, warranty, covenant, or obligation will not affect the right to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation. For purposes of this Article XI, the representations and warranties of Sellers shall not be deemed qualified by any references to materiality or Material Adverse Effect.

11.2	INDEMNIFICATION, PAYMENT, AND REIMBURSEMENT BY SELLERS

The Company (prior to the Closing only) and Sellers, in accordance with Section 12.4, shall indemnify and hold harmless Buyer, the Acquired Companies, and their respective Representatives, shareholders, Subsidiaries, and Affiliates (collectively, the “Buyer Indemnified Persons”) from, and shall pay to Buyer Indemnified Persons the amount of, or reimburse Buyer Indemnified Persons for, any Loss that Buyer Indemnified Persons or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(a)           any Breach of any representation or warranty made by Sellers in (i) this Agreement (including the Disclosure Letter), (ii) the certificate delivered pursuant to Section 8.3, or (iii) in any of Sellers’ Closing Documents;

(b)           any Breach of any covenant or obligation of any Seller in this Agreement or in any certificate, document, or other writing delivered by any Seller pursuant to this Agreement;

(c)            any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any such Person with any Seller or any Acquired Company (or any Person acting on their behalf) in connection with any Contemplated Transaction;

(d)   (i) any Taxes of any Acquired Company relating to periods on or prior to the Closing Date, (ii) any Taxes of any Seller, and (iii) any liability of any Acquired Company for Taxes of any other Person, as a transferee or successor, by Contract or otherwise entered into prior to the Closing Date;

(e)            any product shipped or manufactured by, or any services provided by, any Acquired Company, in whole or in part, prior to the Closing Date; and

(f)             any matter described on Schedule 11.2(f).

11.3	INDEMNIFICATION, PAYMENT, AND REIMBURSEMENT BY SELLERS—ENVIRONMENTAL MATTERS

(a)            In addition to the provisions of Section 11.2, Sellers , in accordance with Section 12.4, shall indemnify and hold harmless Buyer Indemnified Persons from, and shall pay to Buyer Indemnified Persons the amount of, or reimburse Buyer Indemnified Persons for, any Loss (including costs of any Cleanup) that Buyer Indemnified Persons or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(i)
any violation of any Environmental Law relating to: (i) (A) the ownership, operation, or condition at any time on or prior to the Closing Date of the Facilities, or (B) the Release of any Hazardous Substances  at the Facilities at any time on or prior to the Closing Date; or (ii) the Release of any Hazardous Substances, wherever located, generated, transported, stored, treated, or otherwise handled by any Acquired Company at any time on or prior to the Closing Date; or

(ii)
any bodily injury (including illness, disability, and death, and regardless of when any such bodily injury occurred or manifested itself), property damage (including trespass, nuisance, wrongful eviction, and deprivation of the use of real property), or other damage of or to any Person, including any employee or former employee of any Acquired Company, in any way arising from or allegedly arising from the Release of any Hazardous Substances at  the Facilities or related to the operation of the Acquired Companies on or prior to the Closing Date.

(iii)
Section 11.7 notwithstanding, Buyer shall be entitled (at its election) to control any Cleanup, any related Proceeding, and, except as provided in the following sentence, any other Proceeding with respect to which relief may be sought under this Section 11.3.  The procedure described in Section 11.7, however, will apply to any Third-Party Claim solely for monetary damages relating to a matter covered by this Section 11.3.

(b)           The following additional conditions shall apply to any claim for indemnification under this Section 11.3 or under Section 11.2 for Breach(es) of the representations and warranties contained in Section 3.19 (each, an “Environmental Claim”):

(i)
Buyer shall promptly deliver to Sellers copies of all final reports, studies, investigations, surveys, test data, assessments and cost estimates supporting such potential or actual Environmental Claim.

(ii)
Upon reasonable advance notice of not less than ten (10) Business Days, Buyer shall permit representatives of Sellers (including Sellers’ advisors and consultants) to enter any property for which a potential or actual claim under this Section 11.3 or under Section 11.2 for Breach(es) of the representations and warranties contained in Section 3.19 has been asserted, for the purpose of conducting such inspections as Sellers may reasonably desire with respect to such potential or actual claim.  Such inspections shall be conducted in a manner that minimizes interference with the ongoing operations at the subject property.

(iii)
If Buyer or any of their respective representatives intends to initiate any communications with any Governmental Body relating to any such potential or actual claim, Buyer shall provide reasonable prior written notice to the Sellers’ Representative.

11.4	INDEMNIFICATION, PAYMENT, AND REIMBURSEMENT BY BUYER

Buyer shall indemnify and hold harmless Sellers from, and shall pay to Sellers the amount of, or reimburse Sellers for, any Loss that Sellers or any of them may suffer, sustain, or become subject to, as a result of, in connection with, or relating to:

(a)            any Breach of any representation or warranty made by Buyer in (i) this Agreement, (ii) the certificate delivered pursuant to Section 9.3, or (iii) in any other certificate, document, or other writing delivered by Buyer pursuant to this Agreement;

(b)            any Breach of any covenant or obligation of Buyer in this Agreement or in any certificate, document, or other writing delivered by Buyer pursuant to this Agreement; or

(c)            any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any such Person with Buyer (or any Person acting on its behalf) in connection with any Contemplated Transaction.

11.5	TIME LIMITATIONS

(a)            If the Closing occurs, Sellers shall have liability under Section 11.2(a) with respect to any Breach of a representation or warranty (other than those in Sections 3.1, 3.2(a), 3.2(b), 3.3, 3.11, 3.13, 3.19, or 3.28  (collectively, the “Fundamental Representations”), as to which a claim may be made at any time except as set forth in the immediately succeeding two sentences), Section 11.2(e) and Section 11.2(b) (but only with respect to any Breach of a covenant or obligation in this Agreement to be performed prior to the Closing) only if on or before the date that is eighteen months after the Closing Date, such claim has arisen and Buyer notifies Sellers’ Representative of such claim, specifying the factual basis of the claim in reasonable detail to the extent known by Buyer.  If the Closing occurs, Sellers shall have liability under Section 11.3, Section 11.2(b) (with respect to any Breach of a covenant or obligation in this Agreement to be performed after the Closing), Sections 11.2(c), (d) or (e), or Section 11.2(a) with respect to any Breach of a Fundamental Representation, only if on or before the expiration of the applicable statute of limitations such claim has arisen and Buyer notifies Sellers’ Representative of such claim, specifying the factual basis of the claim in reasonable detail to the extent known by Buyer.

(b)           If the Closing occurs, Buyer shall have liability under Section 11.4(a) with respect to any Breach of a representation or warranty (other than those in Sections 4.1, 4.2, and 4.5, as to which a claim may be made at any time) and under Section 11.4(b) (but only with respect to any Breach of a covenant or obligation in this Agreement prior to Closing)  only if on or before the date that is eighteen months after the Closing Date, Sellers notify Buyer of a claim specifying the factual basis of the claim in reasonable detail to the extent known by Sellers.

11.6	CERTAIN LIMITATIONS

(a)

(i)
If the Closing occurs, Sellers shall have no liability with respect to claims under Section 11.2(a) and Section 11.2(e) until the aggregate of all Losses suffered by all Buyer Indemnified Persons with respect to such claims exceeds Seven Hundred Fifty Thousand Dollars and 00/100 ($750,000.00) (it being agreed that in the event such threshold is reached and exceeded, the Buyer Indemnified Persons shall only be entitled to recover Losses in excess of such amount).  The limitation of the preceding sentence shall not apply to any Breach(es) of the Fundamental Representations.

(ii)
If the Closing occurs, the aggregate liability of Sellers with respect to Losses for claims under Section 11.2(a) and Section 11.2(e) shall not exceed Ten Million Dollars and 00/100 ($10,000,000.00); provided, that the aggregate liability with respect to Losses resulting from a Breach of the Fundamental Representations and all other Losses not subject to the Ten Million Dollar and 00/100 ($10,000,000.00) limitation shall not exceed the Closing Payment.

(iii)
For purposes of this Section 11.6, any single Loss that is less than Seven Thousand Five Hundred Dollars and 00/100 ($7,500.00) shall be disregarded (and Buyer Indemnified Parties shall not be entitled to indemnification under Section 11.2 with respect thereto); provided, however, that any series of Losses arising out of the same occurrence or recurring Losses of a similar nature shall be aggregated and treated as a single Loss.

(iv)
Notwithstanding anything to the contrary herein, the limitations of this Section 11.6 will not apply to Breaches or other Losses based on or otherwise involving the fraud or willful misconduct of one or more Sellers.

(b)           All indemnification or reimbursement payments required pursuant to this Agreement with respect to any Loss shall be net of amounts actually received by an Indemnified Person with respect to such Loss (i) as proceeds of insurance policies, but not to exceed the limits contained in the Company and its Subsidiaries’ insurance policies as of the Closing Date (the “Acquired Companies’ Insurance Policies”), and (ii) from third parties having a contractual relationship with the Company or its Subsidiaries prior to Closing, including through indemnification, counterclaim, reimbursement arrangement, contract or otherwise (collectively, “Alternative Arrangements”).  With respect to any Loss that is the subject of a claim for indemnity under this Article XI, Buyer shall use commercially reasonable efforts to collect proceeds relating to insurance policies of the Company or its Subsidiaries in effect prior to Closing; provided however, nothing herein shall require Buyer or an applicable Acquired Company to commence and prosecute a lawsuit or other Proceeding against such insurer(s) as a condition of Sellers’ obligation to indemnify as provided herein, but it shall be sufficient that Buyer or the applicable Acquired Company make demand upon such insurer(s) for such insurance or liability or Loss, as the case may be, and subject to Sellers’ rights of reimbursement as provided below. If any amounts are received by Buyer or any of the Acquired Companies with respect to such Losses after Buyer or the applicable Acquired Company has received such amounts from an indemnifying party, Buyer or the applicable Acquired Company shall promptly, but in any event no later than ten (10) Business Days after the actual receipt of such amounts, pay such amount to the indemnifying party up to the amount received by Buyer or applicable Acquired Company from the indemnifying party, subject to the limits set forth in Section 11.6(b)(i).  To the extent that any amount has been delivered or credited to an indemnifying party under this Section 11.6(b) with respect to a Loss, such Loss shall be deemed adjusted downward by such amount and such Loss shall not be counted in the determination of whether any threshold or cap hereunder has been met to the extent of the amount included in such adjustment.

(c)            To the extent that any Losses which would otherwise be subject to indemnification pursuant to this Article XI were reflected in the calculation of the Purchase Price or for which a working capital adjustment was made pursuant to Section 2.7, (i) Buyer Indemnified Persons shall not be able to recover for such Losses, and (ii) such Losses shall not be counted in the determination of whether any threshold or cap hereunder has been met, in each case only to the extent of the amount included in such calculation or adjustment.

11.7	SETOFF RIGHT

Once all of the General Escrow Funds have been disbursed or are exhausted (except in the case of a claim for a Working Capital Deficit amount, which is not subject to such condition), and upon notice to Sellers’ Representative specifying in reasonable detail the basis therefor, Buyer may set off any amount to which it claims to be entitled from any Seller, including any amounts that may be owed under this Article 11 or otherwise, against amounts otherwise payable under any provision of this Agreement including amounts payable under Section 2.6 of this Agreement.  The exercise of such right of setoff by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a default under this Agreement regardless of whether any Seller disputes such setoff claim or whether such setoff claim is for a contingent or an unliquidated amount.  Neither the exercise of, nor the failure to exercise, such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

11.8	THIRD-PARTY CLAIMS

(a)           A Person benefited by Section 11.2, 11.3 or 11.4 (an “Indemnified Person”) shall give notice of the assertion of a Third-Party Claim to Sellers’ Representative or Buyer (an “Indemnifying Person”), as the case may be; provided, however, that no failure or delay on the part of an Indemnified Person in notifying an Indemnifying Person will relieve the Indemnifying Person from any obligation under this Article 11 except to the extent that the failure or delay materially prejudices the defense of the Third-Party Claim by the Indemnifying Person.

(b)           Except as provided in Section 11.8(c), the Indemnifying Person may elect to assume the defense of the Third-Party Claim with counsel satisfactory to the Indemnified Person by (A) giving notice to the Indemnified Person of its election to assume the defense of the Third-Party Claim and (B) giving the Indemnified Person evidence acceptable to the Indemnified Person that the Indemnifying Person has adequate financial resources to defend against the Third-Party Claim and fulfill its obligations under this Article 11, in each case no later than 20 days after the Indemnified Person gives notice of the assertion of a Third-Party Claim under Section 11.8(a).

(i)
If the Indemnifying Person elects to assume the defense of a Third-Party Claim: (A) it shall diligently conduct the defense and, so long as it diligently conducts the defense, shall not be liable to the Indemnified Person for any Indemnified Person’s fees or expenses subsequently incurred in connection with the defense of the Third-Party Claim other than reasonable costs of investigation; (B) the election will conclusively establish for purposes of this Agreement that the Indemnified Person is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third-Party Claim (subject to the provisions of Section 11.6 and provided that such election does not preclude, subject to Section 11.13, claims and defenses relating to the contribution of the Indemnified Person to such Losses (but excluding claims for contribution relating to actions by or on behalf of the Acquired Companies prior to the Closing)); (C) no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (I) there is no finding or admission of any violation by the Indemnified Person of any Legal Requirement or any rights of any Person, (II) the Indemnified Person receives a full release of and from any other claims that may be made against the Indemnified Person by the Third Party bringing the Third-Party Claim, and (III) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (D) the Indemnifying Person shall have no liability with respect to any compromise or settlement of such claims effected without its consent.

(ii)
If the Indemnifying Person does not assume the defense of a Third-Party Claim in the manner and within the period provided in Section 11.8(b)(i), or if the Indemnifying Person does not diligently conduct the defense of a Third-Party Claim, the Indemnified Person may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Person and the Indemnifying Person shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c)           Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may materially and adversely affect it or any Affiliate other than as a result of monetary damages for which it would be entitled to relief under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle such Third-Party Claim.

(d)           Notwithstanding the provisions of Section 12.13, Sellers consent to the nonexclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of determining any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein.

(e)            With respect to any Third-Party Claim subject to this Article 11, both the Indemnified Person and the Indemnifying Person, as the case may be, shall render to each other such assistance as they may reasonably require of each other and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f)            In addition to Section 7.3, with respect to any Third-Party Claim subject to this Article 11, the parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges.  In connection therewith, each party agrees that: (i) it shall use its commercially reasonable best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure); and (ii) all communications between any party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

11.9	OTHER CLAIMS

A claim under this Article 11 for any matter not involving a Third-Party Claim may be made by notice to Sellers’ Representative or Buyer, as the case may be, and shall be indemnified, paid, or reimbursed promptly after such notice.

11.10	[RESERVED]

11.11	INDEMNIFICATION AS THE EXCLUSIVE REMEDY

The rights set forth in Sections 11.2, 11.3 and 11.4 will be the exclusive remedy for Breach of this Agreement (except as set forth in Sections 10.2 and 12.16 and except for indemnification for any Breach of Sellers’ obligation to pay the Working Capital Deficit), including any inaccuracy of any of the representations and warranties contained in Articles 3 and 4 and will be in lieu of all other remedies available at law or in equity. Notwithstanding the foregoing, nothing in this Agreement will prevent any party from bringing an action based upon fraud or willful misconduct by another party in connection with this Agreement.

11.12	GENERAL ESCROW FUNDS

           Any indemnification pursuant to Sections 11.2(a) and 11.2(e) other than with respect to Fundamental Representations shall be recovered in the first instance from, but not be limited to, the General Escrow Funds, subject to the restrictions and limitations set forth in this Agreement including but not limited to Section 11.6; provided, however, Buyer, in its sole and absolute discretion, shall be entitled to recover from the General Escrow Funds for any other indemnification claim.

11.13	STRICT LIABILITY OR INDEMNITEE NEGLIGENCE

(a)           THE PROVISIONS IN THIS ARTICLE 11 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT, OR FUTURE ACTS, CLAIMS, OR LEGAL REQUIREMENTS (INCLUDING ANY PAST, PRESENT, OR FUTURE ENVIRONMENTAL LAW, OCCUPATIONAL SAFETY AND HEALTH LAW, OR PRODUCTS LIABILITY, SECURITIES, OR OTHER LEGAL REQUIREMENT).

(b)           THE PROVISIONS IN THIS ARTICLE 11 SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM RELIEF IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY, OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING RELIEF, OR (b) THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING RELIEF.  HOWEVER, FOR THE AVOIDANCE OF DOUBT, IN CALCULATING LOSSES TO BE PAID BY SELLERS UNDER SECTIONS 11.2 OR 11.3, THE PROVISIONS OF THIS SECTION 11.13 SHALL NOT BE DEEMED TO EXCLUDE THE CONSIDERATION OF  THE EXTENT OF  ANY NEGLIGENCE OR WILLFUL MISCONDUCT BY BUYER AND BUYER’S SUBSIDIARIES OCCURRING AFTER THE CLOSING DATE.

12.  MISCELLANEOUS

12.1	EXPENSES

Except as otherwise provided in this Agreement or the other documents to be delivered pursuant to this Agreement, each party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the consummation and performance of the Contemplated Transactions, including all fees and expenses of its Representatives.  Buyer will pay one-half and Sellers will pay one-half of (i) the HSR Act filing fee and (ii) the fees and expenses of the Escrow Agent under the Escrow Agreement.  To the extent any Acquired Company has incurred any fees or expenses in connection with this Agreement and the Contemplated Transactions, such fees and expenses will be paid out of the Adjusted Closing Purchase Price at Closing pursuant to the Funds Flow Memo.  The obligation of each party to bear its own fees and expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party. All stamp, documentary, and other transfer Taxes (including any penalties and interest) incurred in connection with this Agreement, whether pertaining to the Units or any assets and properties of the Acquired Companies, will be paid by Buyer.  Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes.

12.2	PUBLIC ANNOUNCEMENTS

Notwithstanding any confidentiality obligation to which Buyer is subject, any public announcement, including any press release, communication to employees, customers, suppliers, or others having dealings with the Acquired Companies, or similar publicity with respect to this Agreement or any Contemplated Transaction, will be issued, at such time, in such manner, and containing such content as Buyer determines.

12.3	[RESERVED]

12.4	NATURE OF SELLERS’ OBLIGATIONS

The liabilities of Sellers, other than Tech Investments, LLC and Tech Investments II, LLC (together, “Tech Investments”), under this Agreement are several and not joint in accordance with their respective Pro Rata Percentages; provided that solely for purposes of determining the liability of Tech Investments, such Sellers shall be deemed to be jointly liable. The liability of Tech Investments under this agreement is joint and several (which, for purposes of clarification, shall be deemed to mean that, subject to the other restrictions and limitations set forth in this Agreement, Buyer Indemnified Parties shall be entitled to seek recovery of 100% of all Losses from either Tech Investments, LLC or Tech Investments II, LLC, regardless of whether any Buyer Indemnified Party has any claim against any other Seller with respect to such Loss). Notwithstanding anything to the contrary in this Agreement, the Sellers acknowledge and agree that neither Section 8.12 nor the existence of the insurance policies described therein shall in any way limit or otherwise affect Sellers’ obligations under this Agreement, including Article XI (but subject to the limitations of Section 11.6), and no provision in this Agreement, including such insurance policies, the General Escrow Funds, and the Indemnification Lock Up Agreements required under Section 8.7 to be in place after Closing with respect to Buyer’s Common Stock, will, separately or collectively, for purposes of any Legal Requirement be deemed to constitute the making by any Seller of provision that is reasonably likely to be sufficient to provide compensation for claims made by Buyer under Article XI (but subject to the limitations of Section 11.6).

12.5	SELLERS’ REPRESENTATIVE

(a)           Each Seller constitutes and appoints Charlie Newell as its representative (the “Sellers’ Representative”) and its true and lawful attorney in fact, with full power and authority in its name and on its behalf:

(i)
to act on such Seller’s behalf in the absolute discretion of Sellers’ Representative with respect to all matters relating to this Agreement and the Escrow Agreement, including execution and delivery of any amendment, supplement, or modification of this Agreement and any waiver of any claim or right arising out of this Agreement and the Escrow Agreement;

(ii)	to complete the Funds Flow Memo and determine the allocation of Closing Payment among Sellers, which includes determining the Convertible Senior Preferred Return amounts; and

(iii)
in general, to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions, and other instruments contemplated by or deemed advisable to effectuate the provisions of this Section 12.5.

This appointment and grant of power and authority is coupled with an interest and is in consideration of the mutual covenants made in this Agreement and is irrevocable and will not be terminated by any act of any Seller or by operation of law, whether by the death or incapacity of any Seller or by the occurrence of any other event.  Each Seller hereby consents to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by Sellers’ Representative pursuant to this Section 12.5.  Each Seller agrees that Sellers’ Representative shall have no obligation or liability to any Person for any action taken or omitted by Sellers’ Representative in good faith, and each Seller shall indemnify and hold harmless Sellers’ Representative from, and shall pay to Sellers’ Representative the amount of, or reimburse Sellers’ Representative for, any Loss that Sellers’ Representative may suffer, sustain, or become subject to as a result of any such action or omission by Sellers’ Representative under this Agreement.  Buyer agrees to the appointment of Sellers’ Representative.  Sellers’ Representative shall have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and the Sellers’ Closing Documents.  All actions, notices, communications and determinations by Sellers’ Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Sellers.  Sellers’ Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of Sellers’ Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  In furtherance of the foregoing, Sellers’ Representative shall have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be paid to the Sellers pursuant to this Agreement at Closing or thereafter to satisfy such obligations (including to establish such reserves as Sellers’ Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable).  The relationship created herein is not to be construed as a joint venture or any form of partnership between or among Sellers’ Representative or any Seller for any purpose of Federal or state law, including without limitation, Federal or state income tax purposes.  Neither Sellers’ Representative nor any of its Affiliates owes any fiduciary or other duty to any Seller.

(b)           Buyer shall be entitled to rely upon any document or other paper delivered by Sellers’ Representative as being authorized by Sellers, and Buyer shall not be liable to any Seller for any action taken or omitted to be taken by Buyer based on such reliance.

(c)           Until all obligations under this Agreement shall have been discharged (including all indemnification obligations under Article 11), Sellers who, immediately prior to the Closing, are entitled in the aggregate to receive more than 50% of the Purchase Price, may, from time to time upon notice to Buyer, appoint a new Sellers’ Representative upon the death, incapacity, or resignation of Sellers’ Representative.  If, after the death, incapacity, or resignation of Sellers’ Representative, a successor Sellers’ Representative shall not have been appointed by Sellers within 15 Business Days after a request by Buyer, Buyer may appoint a Sellers’ Representative from among Sellers to fill any vacancy so created by notice of such appointment to Sellers.

12.6	FURTHER ASSURANCES

The parties will (a) execute and deliver to each other such other documents and (b) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement, the Contemplated Transactions, and the documents to be delivered pursuant to this Agreement.

12.7	ENTIRE AGREEMENT

This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent and, upon the Closing, any confidentiality obligation to which Buyer is subject) and constitutes (along with the Disclosure Letter, the exhibits, and the other documents to be delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter of this Agreement.

12.8	MODIFICATION

This Agreement may only be amended, supplemented, or otherwise modified by a writing executed by Buyer and the Sellers’ Representative.

12.9	ASSIGNMENTS AND SUCCESSORS

No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any Subsidiary of Buyer and, after the Closing, to the purchaser of all or a substantial part of the equity securities or business of the Acquired Companies and may collaterally assign its rights under this Agreement to any financial institution providing financing in connection with the Contemplated Transactions.  Any purported assignment of rights or delegation of obligations in violation of this Section 12.9 will be void.  Subject to the foregoing, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the heirs, executors, administrators, legal representatives, successors, and permitted assigns of the parties.

12.10	NO THIRD-PARTY RIGHTS

Other than the Indemnified Persons and the parties, no Person will have any legal or equitable right, remedy, or claim under or with respect to this Agreement.  This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

12.11	[RESERVED]

12.12	GOVERNING LAW

All matters relating to or arising out of this Agreement or any Contemplated Transaction and the rights of the parties (whether sounding in contract, tort, or otherwise) will be governed by and construed and interpreted under the laws of the State of Missouri without regard to conflicts of laws principles that would require the application of any other law.

12.13	JURISDICTION; SERVICE OF PROCESS

Except as otherwise provided in this Agreement, any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction shall be brought in the courts of the State of Missouri, County of St. Louis, or, if it has or can acquire jurisdiction, in the United States District Court for the Eastern District of Missouri, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction in any other court.  Each party acknowledges and agrees that this Section 12.13 constitutes a voluntary and bargained-for agreement between the parties. Process in any Proceeding referred to in the first sentence of this Section or in Section 11.8(d) may be served on any party anywhere in the world, including by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.18.  Nothing in this Section 12.13 will affect the right of any party to serve legal process in any other manner permitted by law or at equity.

12.14	WAIVER OF JURY TRIAL

EACH PARTY, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY, WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.

12.15	ATTORNEYS’ FEES

In the event any Proceeding is brought in respect of this Agreement or any of the documents referred to in this Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees and other costs incurred in such Proceeding, in addition to any relief to which such party may be entitled.

12.16	ENFORCEMENT OF AGREEMENT

Each party acknowledges and agrees that the other party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by could not be adequately compensated in all cases by monetary damages alone.  Accordingly, Sellers agree that, in addition to any other right or remedy to which a party may be entitled at law or in equity, such party shall be entitled to seek to enforce any provision of this Agreement by a decree of specific performance and to obtain temporary, preliminary, and permanent injunctive relief to prevent Breaches or threatened Breaches, without posting any bond or giving any other undertaking.

12.17	NO WAIVER

Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable Legal Requirements, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be waived by a party, in whole or in part, unless made in a writing signed by such party or Sellers’ Representative on behalf of a Seller; (b) a waiver given by a party will only be applicable to the specific instance for which it is given; and (c) no notice to or demand on a party will (i) waive or otherwise affect any obligation of that party or (ii) affect the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.18	NOTICES

All notices and other communications required or permitted by this Agreement shall be in writing and will be effective, and any applicable time period shall commence, when (a) delivered to the following address by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the following address or (b) transmitted electronically to the following facsimile numbers, in each case marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, or Person as a party may designate by notice to the other parties):

Sellers:

Charlie Newell
c/o Valent Aerostructures, LLC
1200 Main Street, #4000
Kansas City, MO 64105
Fax no.:______________________

with a copy to:

SNR Denton US LLP
Attention:  R. Matthew Garms, Esq.
4520 Main Street, Suite 1100
Kansas City, MO  64111-7700
Fax no.:  816-531-7545

Buyer:

LMI Aerospace, Inc.
Attention:  Edward Dickinson, III, Chief Financial Officer
411 Fountain Lakes Blvd.
St. Charles, MO  63301
Fax no.: 636-949-1576

with a copy to:

Polsinelli Shughart PC
Attention:  Ruben Chuquimia, Esq.
100 S. Fourth Street, Suite 1000
St. Louis, Missouri 63102
Fax no.:  314-889-1776

12.19	SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.20	TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.21	PROVISION RESPECTING REPRESENTATION OF COMPANY

Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, member, partners, officers, employees and Affiliates, that SNR Denton US LLP may serve as counsel to each and any of Sellers and their Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, SNR Denton US LLP (or any successor) may serve as counsel to the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Company and/or any of its Subsidiaries, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent waive any conflict of interest arising from such representation.

12.22	FINANCING SOURCES

Notwithstanding anything in this Agreement to the contrary, neither the Seller, nor any of its stockholders, partners, members, Affiliates or Representatives, shall have, and the Seller hereby waives, any rights or claims against each of the Financing Sources and each of the Financing Source’s respective stockholders, partners and members, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract in tort or otherwise.  Without limitation of the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (or any Financing Source’s stockholders, partners and members) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York, and appellate courts thereof.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF UNDER OR IN CONNECTION WITH THE DEBT FINANCING OR ANY CLAIM OR PROCEEDING INVOLVING THE FINANCING SOURCES.  Without limiting the foregoing, the Financing Sources shall be beneficiaries of all limitations on remedies and damages in this Agreement that apply to the parties hereto and are express third party beneficiaries of this Section 12.22 (which may not be changed without the Financing Sources’ prior written consent).

12.23	COUNTERPARTS AND ELECTRONIC SIGNATURES

This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties. A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes.  The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

BUYER:		SELLERS:

LMI AEROSPACE, INC.		TECH INVESTMENTS II, LLC

By:	/s/ Ronald S. Saks	By:	/s/ Charles M. Newell
Name:	Ronald S. Saks	Name:	Charles M. Newell
Title:	Chief Executive Officer	Title:	Manager

COMPANY:		/s/ Perry Pecaut
Perry Pecaut

VALENT AEROSTRUCTURES, LLC		TECH INVESTMENTS, LLC

By:	/s/ Charles M. Newell	By:	/s/ Henry H. Newell
Name:	Charles M. Newell	Name:	Henry H. Newell
Title:	Chief Executive Officer	Title:	Manager

BRECKENRIDGE HOLDING COMPANY

		By:	/s/ Bruce R. Breckenridge
		Name:	Bruce R. Breckenridge
		Title:	President

/s/ Mark Deuel
Mark Deuel

Schedule 1.1(a)
IRB

The IRB Adjustment Amount will be calculated as set forth below; provided the numbers used below are based on amounts as of December 31, 2012, and assume that the December 2012 and January 2013 payments will be paid when due and no prepayment or draw shall occur. If such a payment is not made when due, or a prepayment or draw occurs, the IRB Adjustment Amount shall be re-calculated prior to Closing taking into account such factor(s).

	Days	31.0

Industrial Revenue Bonds	Closing Principal Balance
	12/1/2012	1/1/2013	12/31/2012

Washington, MO IDR Bond Series 2011	$4,341,868.90	$4,321,805.61	$4,341,868.90

Washington, MO IDR Bond Series 2012	$3,033,006.00	$3,033,006.00	$3,033,006.00

Fredonia, KS IDR Bond Series 2012A	$2,138,064.20	$2,131,330.19	$2,138,064.20

Fredonia, KS IDR Bond Series 2012B	$3,060,000.00	$3,060,000.00	$3,060,000.00

IRB Adjustment Amount	Total		$12,572,939.10

Schedule 2.2 attached
Closing Payment

(a)           Definition. For purposes of this Schedule 2.2, the following definitions shall apply:

(i)             “Closing Indebtedness”—with respect to the Company and its Subsidiaries, and without duplication:  (a) any obligation of such Person for borrowed money, whether or not reflected on the face of the balance sheet contained in the Financial Statements, together with all prepayment premiums or penalties and other amounts with respect to such indebtedness prepaid or becoming due as a result of this transaction; (b) any unpaid interest and bank fees owing on any such indebtedness described in clause (a); (c) obligations in respect of purchase money liens and capitalized leases (calculated in accordance with GAAP); (d) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; and (e) the amount of any guarantees of Indebtedness of the type described in clauses (a) through (d) above of any other Person.  Notwithstanding the foregoing, Closing Indebtedness will exclude (i) any operating or other lease obligations, (ii) all intercompany indebtedness, obligations or liabilities with respect to the Company and its Subsidiaries other than indebtedness owed by any Acquired Company to any Seller or Affiliate of Seller (other than an Acquired Company), (iii) all IRB Indebtedness; and (iv) the amounts owed by Ozark Mountain after the Closing Date under the Minority Interest Repurchase Agreement and Releases.

(iii)           “Convertible Senior Preferred Return”—as such term is defined in that certain Amended and Restated Operating Agreement of the Company dated on or about March 2012.

 (b)           Closing Payment. The Closing Payment shall be payable pursuant to the Funds Flow Memo, as follows:

(i)             to pay all principal of, interest on, premium, if any, expenses and other amounts owing in respect of any and all Indebtedness;

(ii)            to pay (1) fees and expenses to Wells Fargo Securities, LLC, as investment banking and financial advisory fees pursuant to a letter agreement with the Company dated July 9, 2012 in connection with this Agreement and the Contemplated Transactions, and (2) all other transaction fees and expenses incurred at or prior to Closing and payable by or on behalf of the Company or any of its Subsidiaries (including such fees and expenses incurred by Sellers if and to the extent payable by the Company or any of its Subsidiaries) in connection with this Agreement and the Contemplated Transactions in accordance with this Agreement, including those of all attorneys, accountants, actuaries, consultants, experts or other professionals, if any, engaged by or on behalf of the Company or its Subsidiaries in connection with this Agreement and the transactions contemplated hereby;

(iii)          to pay the Convertible Senior Preferred Return and the unreturned capital contributions in respect of the Company’s Class A Convertible Senior Preferred Units to the applicable Sellers who are holders thereof in full redemption of all such Units and in full satisfaction of the Preferred Unit Assignment;

(iv)           to pay amounts payable on the Closing Date in connection with the Minority Interest Repurchase Agreement and Releases ($500,000.00);

(v)           to pay bonuses to certain management personnel as designated by Sellers;

(vi)          to pay to the Escrow Agent the General Escrow Funds to be held by the Escrow Agent pursuant to the Escrow Agreement; and

(vii)         to pay to Sellers the balance of the Closing Payment in accordance with their respective Pro Rata Percentages.

(vii)         For all income Tax purposes (i) all amounts paid under Section (b)(i) of this Schedule 2.2 shall be deemed to be paid to Sellers, then contributed by Sellers to the Company, and then paid by the Company to the recipients immediately before the purchase and sale of the Common Units; (ii) all amounts paid under Section (b)(ii) of this Schedule 2.2 shall be deemed to be paid to Sellers, and then paid by Sellers to the recipients immediately before the purchase and sale of the Common Units; and (iii) none of the amount paid under Section (b)(vi) of this Schedule 2.2 or Section 2.6 shall be deemed to be paid to Sellers, until amounts are actually distributed by the Escrow Agent to Sellers.

(c)           Consideration Shares and Payment of Other Consideration. At the Closing, Buyer shall issue and deliver to each Seller the number of Consideration Shares, and such other consideration shall be attributable to each Seller, as set forth beside their name, as follows, which is in accordance with their respective Pro Rata Percentages:

Sellers	Pro Rata Percentages	Percentage of Closing Payment to be Received at Closing	Percentage of Consideration Shares to be Received at Closing	Amount of General Escrow Funds Attributable to Each Seller	Percentage of Earnout Amount Attributable to Each Seller

Tech Investment II, LLC	80.2155%	80.2155%	80.2155%	80.2155%	80.2155%

Perry Pecaut	1.8889%	1.8889%	1.8889%	1.8889%	1.8889%

Tech Investments LLC	11.7218%	11.7218%	11.7218%	11.7218%	11.7218%

Breckenridge Holding Company	5.2262%	5.2262%	5.2262%	5.2262%	5.2262%

Mark Deuel	0.9476%	0.9476%	0.9476%	0.9476%	0.9476%

Exhibit 2.4(a)(vi)

EMPLOYMENT AGREEMENT

LMI AEROSPACE, INC., a Missouri corporation (the “Corporation”), and Charles M. Newell (the “Employee”), hereby agree as follows:

1.            Employment.  The Corporation hereby employs the Employee, and the Employee accepts employment from the Corporation, upon the terms and conditions hereinafter set forth. Any and all employment agreements heretofore entered into between the Corporation and the Employee are hereby terminated and cancelled, and each of the parties hereto mutually releases and discharges the other from any and all obligations and liabilities heretofore or now existing under or by virtue of any such employment agreements, it being the intention of the parties hereto that this Agreement, effective immediately, shall supersede and be in lieu of any and all prior employment agreements between them.

2.           Term of Employment.

  (A)     The initial term of the Employee's employment under this Agreement shall commence on January 1, 2013 and shall terminate as of the close of business on January 1, 2016; provided, however, that this Agreement shall be automatically extended for additional terms of one year each unless not later than October 31 of any year beginning in 2015, either party has given written notice to the other party of its or the Employee’s intention not to extend the term of this Agreement; and provided, further, that the term of employment may be terminated upon the earlier occurrence of any of the following events:

(1)           Upon the termination of the business or corporate existence of the

Corporation;

(2)          At   the   Corporation’s   option,   in   the   event   the   Corporation determines that the Employee is not performing the duties required of the Employee hereunder to the satisfaction of the Corporation;

(3)           Upon the death of the Employee;

(4)          At  the  Corporation’s  option,  if  the  Employee  shall  suffer  a permanent disability.  (For the purposes of this Agreement, “permanent disability” means any physical or mental impairment that renders the Employee unable for a period of six (6) months or more to perform the essential job functions of the Employee’s position, even with reasonable accommodation, as determined by a physician selected by the Corporation.)   The Employee acknowledges and agrees that the Employee shall voluntarily  submit  to  a  medical  or  psychological  examination  for  the  purpose  of determining the Employee’s continued fitness to perform the essential functions of the Employee’s position whenever requested to do so by the Corporation.  If the Corporation elects to terminate the employment relationship on this basis, the Corporation shall notify the Employee or the Employee’s representative in writing and the termination shall become effective on the date that such notification is given;

(5)          At the Corporation’s option, upon ten (10) calendar days’ written notice to the Employee, in the event of any breach or default by the Employee of any of the terms of this Agreement or of any of the Employee’s duties or obligations hereunder. In lieu of providing ten (10) calendar days’ advance written notice, the Corporation, at its sole option, may terminate the Employee’s services immediately and pay the Employee an amount that is equivalent to ten (10) calendar days of the Employee’s salary, less any deductions required by law;

(6)          At the Corporation’s option, without any advance notice, in the event that the Employee engages in conduct which, in the opinion of the Corporation, (1) constitutes dishonesty of any kind (including, but not limited to, any misrepresentation of facts or falsification of records) in the Employee’s relations, interactions or dealings with the Corporation or its customers; (2) constitutes a felony; (3) potentially may or will expose the Corporation to public disrepute or disgrace, or potentially may or will cause harm to the customer relations, operations or business prospects of the Corporation; (4) constitutes harassment or discrimination towards any person associated with the Corporation, whether an employee, agent or customer, based upon that person’s race, color, national origin, sex, age, disability, religion, or other protected status; (5) reflects disruptive or disorderly conduct, including but not limited to, acts of violence, fighting, intimidation or threats of violence against any person associated with the Corporation, whether an employee, agent or customer, or possessing a weapon while on the Corporation’s premises or while acting on behalf of the Corporation; (6) is indicative of abusive or illegal drug use while on the Corporation’s premises or while acting on the Corporation’s behalf; or (7) constitutes a willful violation of any governmental rules or regulations; or

(7)          At the Employee’s option, after providing the Corporation with at least thirty (30) calendar days advance written notice of the Employee’s intention to terminate the employment relationship.

If employment is terminated for any of the reasons set forth in (3) through (7) of this subsection 2(A), the Employee shall be entitled to receive only the Base Salary (as that term is hereinafter defined) accrued but unpaid as of the date of the termination and shall be ineligible to receive any additional compensation or severance pay.  If, on the other hand, employment is terminated by the Corporation during the term of this Agreement for any reason other than those set forth in (3) through (7) of this subsection
2(A), subject to the conditions set forth in subsections 2(C) and (D) of this Agreement, the Corporation shall provide severance pay to the Employee in an amount based upon his length of service with the Corporation.  Specifically, the Corporation shall provide the Employee with six (6) months of Base Salary if he has less than five (5) years of service with the Corporation as of the date of his termination and with twelve (12) months of Base Salary if he has five (5) or more years of service with the Corporation as of the date of his termination.

(B)          If employment is terminated in conjunction with a change in the control of the Corporation, the Corporation will provide the Employee with severance pay under the circumstances specified in (1) and (2) of this subsection (B), and the conditions set forth in subsections 2(C) and (D) of this Agreement.  For the purposes of this Agreement, a “Change in Control” is defined as the sale of substantially all of the operating assets of the Corporation, the acquisition of more than fifty percent (50%) of the stock of the Corporation by a group of shareholders or an entity which acquires control of the Corporation (a “Purchaser”), or a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or more of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation.

(1)          If the Change in Control results in the involuntary termination of the Employee or results in the Employee electing within nine (9) months from the date of the Change in Control to terminate the Employee’s employment for Good Reason (as defined in subsection 2(E)), the Corporation shall provide the Employee with severance pay in an amount that is equal to two and one-half times the Employee’s annual Base Salary and shall pay the Employee any reasonably anticipated Performance Bonus for the fiscal year in which the Employee was terminated on a prorated basis.

(2)          If  the  Employee  voluntarily  terminates  the  Employee’s employment without Good Reason (as defined in subsection 2(E)) within ninety (90) days after the Change in Control, the Corporation shall provide the Employee with six (6) months of Base Salary if the Employee has less than five (5) years of service with the Corporation as of the date of the Employee’s termination and with twelve (12) months of Base Salary if the Employee has five (5) or more years of service with the Corporation as of the date of the Employee’s termination.

(C)          The severance pay provided for in subsections 2(A) and 2(B) of this Agreement shall be paid in equal monthly installments commencing immediately after the termination.  Notwithstanding the foregoing, if at the time of the Employee’s termination, the Employee is considered a ‘specified employee’ within the meaning of Section 409A(a)(2) of the Code, and if any payment that the Employee becomes entitled to under this Agreement would be considered deferred compensation subject to Section 409A of the code, then no such payment shall be payable prior to the date that is earlier of (1) six months and one day after employee’s termination, or  (2)  the  Employee’s  death,  and  the  initial  payment  shall  include  a  catch-up payment covering amounts that would otherwise have been paid during the six-month period but for application of this provision.

(D)          Notwithstanding anything to the contrary, (i) the amount of severance pay provided under this Agreement shall not under any circumstances exceed the limitations set forth in § 280G of the Code, and (ii) the Corporation’s obligation to pay the severance pay provided for in this Section 2 shall be conditioned on the Employee’s execution of a written release satisfactory to the Corporation.

(E)   For the purposes of subsection 2(B), “Good Reason” shall mean the occurrence of any of the following events: (1) a significant reduction of the Employee’s duties, authority or responsibilities relative to the Employee’s duties, authority or responsibilities as in effect immediately prior to such reduction; (2) the Purchaser requiring the Employee to relocate his primary work office to a facility or location more than fifty (50) miles from the Employee’s then-present  location;  or  (3)  the  Purchaser  refusing  to  offer  full  time  employment  to  the Employee on terms comparable to those provided by the Corporation prior to the acquisition.

3.           Compensation.

(A)    The initial term of the Employee's employment under this Agreement shall commence on January 1, 2013 and shall terminate as of the close of business on January 1, 2016; provided, however, that this Agreement shall be automatically extended for additional terms of one year each unless not later than October 31 of any year beginning in 2015, either party has given written notice to the other party of its or the Employee’s intention not to extend the term of this Agreement; and provided, further, that the term of employment may be terminated upon the earlier occurrence of any of the following events:

(B)      During the term of this Agreement, provided that the Employee is employed under the terms and conditions of this Agreement as of the first day of the next fiscal year, the Corporation shall pay the Employee a “Performance Bonus,” in addition to the Employee’s Base Salary, calculated as follows:

(1)          Five percent (5%) of the Employee’s Base Salary, provided the Aerostructures Division’s Annual Income from Operations for such fiscal year is not less than sixty percent (60.0%) of its budgeted Annual Income from Operations; plus

(2)          Five percent (5%) of the Employee’s Base Salary, provided the Aerostructures Division’s Annual Income from Operations for such fiscal year is not less than one-hundred percent (100%) of its budgeted Annual Income from Operations; plus

(3)      Twenty-two one hundredths percent (0.22%) of the Annual Income from Operations, provided the Corporation’s Annual Income from Operations for such fiscal year is not less than sixty percent (60%) of its budgeted Annual Income from Operations.

For purposes of the calculation of the Performance Bonus, the Corporation’s “Annual Income from Operations” means its annual income from operations, on a consolidated basis, for a given fiscal year, as determined by the firm of independent certified public accountants providing auditing services to the Corporation, using generally accepted accounting principles, consistently applied, and calculated without regard to (a) any bonus paid pursuant to employment contracts, (b) any income or loss attributable to any other corporation or entity (including the assets of a corporation or entity that constitute an operating business) acquired by or merged into the Corporation subsequent to the effective date of this Agreement.  For the fiscal year 2013 only, the annual income from operations of both the Valent Aerostructures and TASS, Inc. subsidiaries of the corporation shall also be excluded from the Corporation’s Annual Income from Operations.

The Aerostructures Division’s “Annual Income from Operations” means the Income from Operations of the Corporation, as determined in the preceding paragraph, less the Annual Income from Operations of D3 Technologies, Inc. and TASS, Inc.  For the fiscal year 2013 only, the annual income from operations of Valent Aerostructures shall also be excluded from the Aerostructures Division’s Annual Income from Operations.

The Corporation shall pay to the Employee any Performance Bonus due the Employee hereunder not later than fifteen (15) days after the receipt by the Corporation of its annual audited financial statements, which the Corporation expects to receive within ninety (90) days after the end of each fiscal year of the Corporation.  The Performance Bonus will be paid in cash and/or LMI stock, at the Employee’s option.  The Employee shall be required to make an election of percentage amounts to be paid in cash and/or LMI stock respectively, in writing, prior to the last business day of the fiscal year on which such Performance Bonus is based. Notwithstanding the foregoing, percentage elections involving LMI stock may not be made during a “blackout period” as defined in the Corporation’s Insider Trading Policy or while in possession of material non-public information about the Corporation.  All elections must be reviewed and approved by the Corporation’s Chief Compliance Officer. Should the Employee fail or for any reason be unable to make a timely election, fifty percent (50%) of the Performance Bonus will be paid in cash and fifty percent (50%) will be paid in LMI stock.  The price per share for any LMI stock paid as part of the Performance Bonus is based on the average price per share on the date the cash portion of the bonus is paid.

(D)          In  addition  to  the  Base  salary  and  Performance  Bonus  (if  any),  the Employee shall be entitled to receive such bonus compensation as the Board of Directors of the Corporation may authorize from time to time.

(E)          The Corporation retains the right to modify or adjust the manner in which the Performance Bonus is calculated in the event that the Corporation either acquires the assets of another entity, or any portion thereof, or sells its assets, or any portion thereof, to another entity.

(F)   The Employee acknowledges his understanding that notwithstanding anything to the contrary set forth in this Section 3 or otherwise herein, any Performance Bonus constituting incentive based compensation, for purposes of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) or any other compensation paid to the Employee hereunder that constitutes incentive based compensation shall be subject to recoupment pursuant to Section 954 of the Dodd-Frank Act and the Corporations Policy for Recoupment, a copy of which is attached hereto as Exhibit A, as such policy may be modified from time to time to comply with Section 954 of the Dodd-Frank Act, and the rules and regulations promulgated thereunder.

4.            Duties of the Employee.

(A)         The Employee shall serve as  Co-President of the Aerostructures Division of the Corporation or in such other positions as may be determined by the Board of Directors of the Corporation, and the Employee shall perform such duties on behalf of the Corporation and its subsidiaries by such means, at such locations, and in such manner as may be specified from time to time by the Chief Executive Officer or Board of Directors of the Corporation.

(B)          The Employee agrees to abide by and conform to all rules established by the Corporation applicable to its employees.

(C)          The Employee acknowledges that the Employee is being employed as a full-time employee, and the Employee agrees to devote so much of the Employee’s entire time, attention and energies to the business of the Corporation as is necessary for the successful operation of the Corporation and shall endeavor at all times to improve the business of the Corporation. The Employee shall not accept any business commitments other than with the Corporation without the advance written consent of the Corporation’s Chief Executive Officer.

5.           Expenses.  During the period of the Employee’s employment, except as otherwise specifically provided in this Agreement, the Corporation will pay directly, or reimburse the Employee for, all items of reasonable and necessary business expenses approved in advance by the Corporation if such expenses are incurred by the Employee in the interest of the business of the Corporation. The Corporation shall also reimburse the Employee for automobile expenses incurred by the Employee in the performance of the Employee’s duties hereunder.  The amount of such reimbursement shall be in accordance with the automobile expense reimbursement policy adopted (and as it may be modified from time to time) by the Corporation’s Board of Directors. All  such  expenses  paid  by  the  Employee  will  be  reimbursed  by  the  Corporation  upon presentation by the Employee, from time to time (but not less than quarterly), of an itemized account of such expenditures in accordance with the Corporation’s policy for verifying such expenditures.

6.           Fringe Benefits.

(A)          The Employee shall be entitled to participate in any health, accident and life insurance program and other benefits which have been or may be established by the Corporation for salaried employees of the Corporation.

(B)       The Employee shall be entitled to an annual vacation without loss of compensation for such period as may be determined by the Board of Directors of the Corporation.

(C)          The Corporation shall furnish to the Employee during the term of the Employee’s employment an automobile selected by the Corporation to aid the Employee in the performance of the Employee’s duties.  Upon agreement of the Corporation and the Employee, the Corporation may, in lieu of the automobile, provide the Employee with a Six Thousand Dollar ($6,000.00) annual automobile allowance.

7.           Covenants of the Employee.

(A)          During the term of the Employee’s employment with the Corporation and for all time thereafter Employee covenants and agrees that Employee will not in any manner directly or indirectly, except as required in the Employee’s duties to the Corporation, disclose or divulge to any person, entity, firm or company whatsoever, or use for the Employee’s own benefit or the benefit of any other person, entity, firm or company, directly or indirectly, any knowledge, devices, information, trade secrets, techniques, customer lists, business plans or other data belonging to the Corporation or developed by the Employee on behalf of the Corporation during the Employee’s employment with the Corporation, without regard to whether all of the foregoing matters will be deemed confidential, material or important, the parties hereto stipulating, as between them, that the same are important, material, confidential and the property of the Corporation (hereinafter “Confidential Information”), that disclosure of the same to or use of the same by third parties would greatly affect the effective and successful conduct of the business of the Corporation and the goodwill of the Corporation, and that any breach of the terms of this subsection (A) shall be a material breach of this Agreement.

(B)          During the term of the Employee’s employment with the Corporation and for a period of one (1) year (the “Covenant Term”) after cessation for whatever reason of such employment (except as hereinafter provided in subsection (C) of this Section 7, the Employee covenants and agrees that the Employee will not in any manner directly or indirectly:

(1)          solicit, divert, take away or interfere with any of the customers (or their respective affiliates or successors) of the Corporation;

(2)          engage directly or indirectly, either personally or as an employee, partner, associate partner, officer, manager, agent, advisor, consultant or otherwise, or by means of any corporate or other entity or device, in any business which is competitive with the business of the Corporation. For purposes of this covenant, a business will be deemed competitive if it is conducted in whole or in part within any geographic area wherein the Corporation is engaged in marketing its products, and if it involves the design or manufacture of products for the aerospace industry that are the same or substantially similar to those designed or manufactured by the Corporation or if it is in any manner competitive, as of the date of cessation of the Employee’s employment, with any business then being conducted by the Corporation or as to which the Corporation has then formulated definitive plans to enter;

(3)          induce any salesman, distributor, supplier, manufacturer, representative, agent, jobber or other person transacting business with the Corporation to terminate  their  relationship  with  the  Corporation,  or  to  represent,  distribute  or  sell products in competition with products of the Corporation; or

(4)          induce or cause any employee of the Corporation to leave the employ of the Corporation.

(C)          The parties agree that the Covenant Term provided for in the preceding subsection (B) shall be:

(1)           reduced to six (6) months in event of a Change in Control (as that term is defined in subsection 2(B) herein); or

(2)           eliminated if the business currently operated by the Corporation is terminated and the assets of the Corporation are liquidated.

(D)          All the covenants of the Employee contained in this Section 7 shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action against the Corporation, whether predicated on this Agreement or otherwise,  shall  not  constitute  a  defense  to  the  enforcement  by  the  Corporation  of  these covenants.

(E)          It is the intention of the parties to restrict the activities of the Employee under  this  Section  7  only  to  the  extent  necessary for  the  protection of  legitimate  business interests of the Corporation, and the parties specifically covenant and agree that should any of the provisions set forth therein, under any set of circumstances not now foreseen by the parties, be deemed too broad for such purpose, said provisions will nevertheless be valid and enforceable to the extent necessary for such protection.

8.           Documents.      Upon   cessation   of   the   Employee’s   employment   with   the Corporation, for whatever reason, all documents, records (including without limitation, customer records), notebooks, invoices, statements or correspondence, including copies thereof, relating to the business of the Corporation then in the Employee’s possession, whether prepared by the Employee or others, will be delivered to and left with the Corporation, and the Employee agrees not to retain copies of the foregoing documents without the written consent of the Corporation.

9.           Remedies.  In the event of the breach by the Employee of any of the terms of this Agreement, notwithstanding anything to the contrary contained in this Agreement, the Corporation may terminate the employment of the Employee in accordance with the provisions of Section 2 of this Agreement.   It is further agreed that any breach or evasion of any of the terms of this Agreement by the Employee will result in immediate and irreparable injury to the Corporation and will authorize recourse to injunction and/or specific performance as well as to other legal or equitable remedies to which the Corporation may be entitled. In addition to any other remedies that it may have in law or equity, the Corporation also may require an accounting and repayment of all profits, compensation, remuneration or other benefits realized, directly or indirectly, as a result of such breaches by the Employee or by a competitor’s business controlled, directly or indirectly, by the Employee.  No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy and each and every remedy given hereunder or now or hereafter existing at law or in equity by statute or otherwise. The election of any one or more remedies by the Corporation shall not constitute a waiver of the right to pursue other available remedies. The Employee expressly agrees to pay all reasonable costs and attorneys’ fees incurred by the Corporation in order to enforce the Employee’s obligations under  this  Agreement,  regardless  of  whether  litigation  is  commenced  or  prosecuted  to  a judgment.

10.          Severability.  All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any court of competent jurisdiction, this Agreement, subject to subsection 7(E) hereof, shall continue in full force and effect and shall be interpreted as if such invalid agreements or covenants were not contained herein.

11.           Entire Agreement.  The Employee has also executed a Noncompetition and Nonsolicitation Agreement with the Valent Aerostructures subsidiary of the Corporation (“Noncompetition Agreement”).  This Employment Agreement and the provisions relating to the Employee’s confidentiality and restrictive covenant obligations set forth in the Noncompetition Agreement collectively constitute the entire agreement between the Corporation and the Employee with respect to the subject matter hereof and supersedes all prior proposals, negotiations, representations, communications, writings, outlines and agreements between the Corporation, Valent Aerostructures and the Employee with respect to the subject matter hereof, whether oral or written, which shall be of no further force and effect. For purposes of clarification, to the extent there is an inconsistency between the restrictive covenants set forth in this Noncompetition Agreement and those contained in this Agreement, and both documents are still in effect, the restrictive covenants of the Noncompetition Agreement shall control, unless such provisions of the Noncompetition Agreement are deemed unenforceable, in which case, this Agreement shall control.  However, in no event shall the Noncompetition Agreement suspend or eliminate or otherwise alter the one year Restriction Period following termination of Employee’s employment or otherwise cause this Agreement’s restrictive covenants and obligations not to go into effect after the Noncompetition Agreement has expired. By way of example, if the employment of the Employee is terminated with six months remaining in the term of the Noncompetition Agreement, the Noncompetition Agreement shall control for the remainder of such six months and thereafter, this Agreement shall control for the remaining six months of the Term. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

No amendments to this Agreement, except as expressly provided herein to the contrary, may be made except by a writing signed by both parties.

12.     Waiver or Modification. No waiver or modification of this Agreement or of any covenant, condition or limitation herein shall be valid unless in writing and duly executed by the party to be charged therewith, and no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid, and the parties further agree that the provisions of this section may not be waived except as herein set forth. Failure of the Corporation to exercise or otherwise act with respect to any of its rights hereunder in the event of a breach of any of the terms or conditions hereof by the Employee shall not be construed as a waiver of such breach nor prevent the Corporation from thereafter enforcing strict compliance with any and all of the terms and conditions hereof.

13.     Assignability. This Agreement may be assigned by the Corporation to another entity which purchases substantially all of the assets of the Corporation or acquires a majority of the stock of the Corporation. The services to be performed by the Employee hereunder are personal in nature and, therefore, the Employee shall not assign the Employee’s rights or delegate the Employee’s obligations under this Agreement, and any attempted or purported assignment or delegation not herein permitted shall be null and void.

14.          Successors.   Subject to the provisions of Section 13, this Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Employee and their respective heirs, executors, administrators, legal administrators, successors and assigns.

15.          Notices.   Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered personally, by over-night courier, or by certified or registered mail, return receipt requested, if to the Corporation, to:

Ronald S. Saks, CEO LMI
Aerospace, Inc. P.O. Box
900
St. Charles, MO 63302-0900 and,

if to the Employee, to:

Charles M. Newell
5900 Overhill Road
Shawnee Mission, KS 66208

or to such other address as may be specified by either of the parties in the manner provided under this Section 15.

16.         Construction.   This Agreement shall be deemed for all purposes to have been made in the State of Missouri and shall be governed by and construed in accordance with the laws of the State of Missouri, notwithstanding either the place of execution hereof, nor the performance of any acts in connection herewith or hereunder in any other jurisdiction.

17.         Venue.  The parties hereto agree that any suit filed arising out of or in connection with this Agreement shall be brought only in the United States District Court for the Eastern District of Missouri, unless that court lacks jurisdiction, in which case such action shall be brought only in the Circuit Court for St. Louis Charles County, Missouri.

18.          Disclosure of Existence of Agreement.   To preserve the Corporation’s rights under this Agreement, the Corporation may advise any third party of the existence of this Agreement and its terms, and the Employee specifically releases and agrees to indemnify and hold the Corporation harmless from any liability for doing so.

19.     Opportunity to Review. The Employee acknowledges his understanding that this Agreement was prepared by Polsinelli Shughart (“Polsinelli”) as counsel for the Corporation and further acknowledges his understanding that in such capacity, Polsinelli has acted solely as counsel for the Corporation and does not represent the Employee. Additionally, the Employee hereby acknowledges and represents that he has had the opportunity to review this Agreement and to seek advice of counsel of his choosing to represent the interests of the Employee prior to his execution hereof.

The parties have executed this Agreement as of  ______________
                                                                                                     .
LMI AEROSPACE, INC.

(“Corporation”)

By:
Ronald S. Saks

Charles M. Newell
(“Employee”)

Exhibit A

LMI Aerospace, Inc.

Policy for Recoupment of Incentive Compensation

If LMI Aerospace, Inc. (the “Corporation”) is required to prepare an accounting restatement for any fiscal quarter or year commencing after May 31, 2010 due to the material non-compliance of the Corporation with any financial reporting requirement under the securities laws, the Corporation shall recover any incentive-based compensation (including stock options) paid to any current or former executive officer during the three-year period preceding the date on which the Corporation is required to prepare a restatement.  The amount to be recovered is the excess of the amount originally paid to the executive officer based on the incorrect financial statements over the amount that would have been paid under the restated financials.

This Policy for Recoupment of Incentive Compensation (“Policy”) is intended to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Clawback Provision”).  Accordingly, to the extent of any inconsistency between this Policy and of the Dodd-Frank Clawback Provision, the Dodd-Frank Clawback Provision shall prevail.  Additionally, to the extent that future rules and regulations are promulgated by the Securities and Exchange Commission or any other federal regulatory agency that would add to, modify or supplement the Dodd-Frank Clawback Provision (each, a “Modification”), then this Policy shall be deemed modified to the extent required to make this Policy consistent with the Dodd-Frank Clawback Provision, giving effect to such revision as of the date upon which such Modification becomes or would otherwise be deemed to be effective.

Exhibit 2.4(a)(vi)

EMPLOYMENT AGREEMENT

LMI AEROSPACE, INC., a Missouri corporation (the “Corporation”), and Henry H. Newell (the “Employee”), hereby agree as follows:

1.           Employment.  The Corporation hereby employs the Employee, and the Employee accepts employment from the Corporation, upon the terms and conditions hereinafter set forth. Any and all employment agreements heretofore entered into between the Corporation and the Employee are hereby terminated and cancelled, and each of the parties hereto mutually releases and discharges the other from any and all obligations and liabilities heretofore or now existing under or by virtue of any such employment agreements, it being the intention of the parties hereto that this Agreement, effective immediately, shall supersede and be in lieu of any and all prior employment agreements between them.

2.           Term of Employment.

(A)     The initial term of the Employee's employment under this Agreement shall commence on January 1, 2013 and shall terminate as of the close of business on January 1, 2016; provided, however, that this Agreement shall be automatically extended for additional terms of one year each unless not later than October 31 of any year beginning in 2015, either party has given written notice to the other party of its or the Employee’s intention not to extend the term of this Agreement; and provided, further, that the term of employment may be terminated upon the earlier occurrence of any of the following events:

(1)           Upon the termination of the business or corporate existence of the Corporation;

(2)       At the Corporation’s option, in the event the Corporation determines that the Employee is not performing the duties required of the Employee hereunder to the satisfaction of the Corporation;

(3)           Upon the death of the Employee;

(4)          At  the  Corporation’s  option,  if  the  Employee  shall  suffer  a permanent disability.  (For the purposes of this Agreement, “permanent disability” means any physical or mental impairment that renders the Employee unable for a period of six (6) months or more to perform the essential job functions of the Employee’s position, even with reasonable accommodation, as determined by a physician selected by the Corporation.)   The Employee acknowledges and agrees that the Employee shall voluntarily  submit  to  a  medical  or  psychological  examination  for  the  purpose  of determining the Employee’s continued fitness to perform the essential functions of the Employee’s position whenever requested to do so by the Corporation.  If the Corporation elects to terminate the employment relationship on this basis, the Corporation shall notify the Employee or the Employee’s representative in writing and the termination shall become effective on the date that such notification is given;

(5)          At the Corporation’s option, upon ten (10) calendar days’ written notice to the Employee, in the event of any breach or default by the Employee of any of the terms of this Agreement or of any of the Employee’s duties or obligations hereunder. In lieu of providing ten (10) calendar days’ advance written notice, the Corporation, at its sole option, may terminate the Employee’s services immediately and pay the Employee an amount that is equivalent to ten (10) calendar days of the Employee’s salary, less any deductions required by law;

(6)          At the Corporation’s option, without any advance notice, in the event that the Employee engages in conduct which, in the opinion of the Corporation, (1) constitutes dishonesty of any kind (including, but not limited to, any misrepresentation of facts or falsification of records) in the Employee’s relations, interactions or dealings with the Corporation or its customers; (2) constitutes a felony; (3) potentially may or will expose the Corporation to public disrepute or disgrace, or potentially may or will cause harm to the customer relations, operations or business prospects of the Corporation; (4) constitutes harassment or discrimination towards any person associated with the Corporation, whether an employee, agent or customer, based upon that person’s race, color, national origin, sex, age, disability, religion, or other protected status; (5) reflects disruptive or disorderly conduct, including but not limited to, acts of violence, fighting, intimidation or threats of violence against any person associated with the Corporation, whether an employee, agent or customer, or possessing a weapon while on the Corporation’s premises or while acting on behalf of the Corporation; (6) is indicative of abusive or illegal drug use while on the Corporation’s premises or while acting on the Corporation’s behalf; or (7) constitutes a willful violation of any governmental rules or regulations; or

(7)          At the Employee’s option, after providing the Corporation with at least thirty (30) calendar days advance written notice of the Employee’s intention to terminate the employment relationship.

If employment is terminated for any of the reasons set forth in (3) through (7) of this subsection 2(A), the Employee shall be entitled to receive only the Base Salary (as that term is hereinafter defined) accrued but unpaid as of the date of the termination and shall be ineligible to receive any additional compensation or severance pay.  If, on the other hand, employment is terminated by the Corporation during the term of this Agreement for any reason other than those set forth in (3) through (7) of this subsection 2(A), subject to the conditions set forth in subsections 2(C) and (D) of this Agreement, the Corporation shall provide severance pay to the Employee in an amount based upon his length of service with the Corporation.  Specifically, the Corporation shall provide the Employee with six (6) months of Base Salary if he has less than five (5) years of service with the Corporation as of the date of his termination and with twelve (12) months of Base Salary if he has five (5) or more years of service with the Corporation as of the date of his termination.

(B)          If employment is terminated in conjunction with a change in the control of the Corporation, the Corporation will provide the Employee with severance pay under the circumstances specified in (1) and (2) of this subsection (B), and the conditions set forth in subsections 2(C) and (D) of this Agreement.  For the purposes of this Agreement, a “Change in Control” is defined as the sale of substantially all of the operating assets of the Corporation, the acquisition of more than fifty percent (50%) of the stock of the Corporation by a group of shareholders or an entity which acquires control of the Corporation (a “Purchaser”), or a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or more of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation.

(1)          If the Change in Control results in the involuntary termination of the Employee or results in the Employee electing within nine (9) months from the date of the Change in Control to terminate the Employee’s employment for Good Reason (as defined in subsection 2(E)), the Corporation shall provide the Employee with severance pay in an amount that is equal to two and one-half times the Employee’s annual Base Salary and shall pay the Employee any reasonably anticipated Performance Bonus for the fiscal year in which the Employee was terminated on a prorated basis.

(2)          If  the  Employee  voluntarily  terminates  the  Employee’s employment without Good Reason (as defined in subsection 2(E)) within ninety (90) days after the Change in Control, the Corporation shall provide the Employee with six (6) months of Base Salary if the Employee has less than five (5) years of service with the Corporation as of the date of the Employee’s termination and with twelve (12) months of Base Salary if the Employee has five (5) or more years of service with the Corporation as of the date of the Employee’s termination.

(C)          The severance pay provided for in subsections 2(A) and 2(B) of this Agreement shall be paid in equal monthly installments commencing immediately after the termination.  Notwithstanding the foregoing, if at the time of the Employee’s termination, the Employee is considered a ‘specified employee’ within the meaning of Section 409A(a)(2) of the Code, and if any payment that the Employee becomes entitled to under this Agreement would be considered deferred compensation subject to Section 409A of the code, then no such payment shall be payable prior to the date that is earlier of (1) six months and one day after employee’s termination, or  (2)  the  Employee’s  death,  and  the  initial  payment  shall  include  a  catch-up payment covering amounts that would otherwise have been paid during the six-month period but for application of this provision.

(D)           Notwithstanding anything to the contrary, (i) the amount of severance pay provided under this Agreement shall not under any circumstances exceed the limitations set forth in § 280G of the Code, and (ii) the Corporation’s obligation to pay the severance pay provided for in this Section 2 shall be conditioned on the Employee’s execution of a written release satisfactory to the Corporation.

(E)          For the purposes of subsection 2(B), “Good Reason” shall mean the occurrence of any of the following events: (1) a significant reduction of the Employee’s duties, authority or responsibilities relative to the Employee’s duties, authority or responsibilities as in effect immediately prior to such reduction; (2) the Purchaser requiring the Employee to relocate his primary work office to a facility or location more than fifty (50) miles from the Employee’s then-present  location;  or  (3)  the  Purchaser  refusing  to  offer  full  time  employment  to  the Employee on terms comparable to those provided by the Corporation prior to the acquisition.

3.           Compensation.

(A)     During the period from January 1, 2013 to December 31, 2013 the Corporation shall compensate the Employee for the Employee’s services rendered hereunder by paying to the Employee an annual salary (the “Base Salary”) of Three Hundred Fifty Thousand Dollars ($350,000.00), less any authorized or required payroll deductions. During the period from January 1, 2014 to December 31, 2014, the Employee’s Base Salary shall be Three Hundred Sixty Thousand Five Hundred Dollars ($360,500.00), less any authorized or required payroll deductions. During the period from January 1, 2015 to December 31, 2015, the Employee’s Base Salary shall be Three Hundred Seventy-One Thousand Three Hundred Fifteen Dollars ($371,315.00), less any authorized or required payroll deductions. Thereafter, as long as this Agreement remains in effect, the annual Base Salary that the Corporation shall pay to the Employee for the Employee’s services rendered hereunder will be Three Hundred Seventy-One Thousand Three Hundred Fifteen Dollars ($371,315.00), less any authorized or required payroll deductions.

(B)      During the term of this Agreement, provided that the Employee is employed under the terms and conditions of this Agreement as of the first day of the next fiscal year, the Corporation shall pay the Employee a “Performance Bonus,” in addition to the Employee’s Base Salary, calculated as follows:

(1)          Five percent (5%) of the Employee’s Base Salary, provided the Aerostructures Division’s Annual Income from Operations for such fiscal year is not less than sixty percent (60.0%) of its budgeted Annual Income from Operations; plus

(2)          Five percent (5%) of the Employee’s Base Salary, provided the Aerostructures Division’s Annual Income from Operations for such fiscal year is not less than one-hundred percent (100%) of its budgeted Annual Income from Operations; plus

(3)       Twenty-two one hundredths percent (0.22%) of the Annual Income from Operations, provided the Corporation’s Annual Income from Operations for such fiscal year is not less than sixty percent (60%) of its budgeted Annual Income from Operations.

For purposes of the calculation of the Performance Bonus, the Corporation’s “Annual Income from Operations” means its annual income from operations, on a consolidated basis, for a given fiscal year, as determined by the firm of independent certified public accountants providing auditing services to the Corporation, using generally accepted accounting principles, consistently applied, and calculated without regard to (a) any bonus paid pursuant to employment contracts, (b) any income or loss attributable to any other corporation or entity (including the assets of a corporation or entity that constitute an operating business) acquired by or merged into the Corporation subsequent to the effective date of this Agreement.  For the fiscal year 2013 only, the annual income from operations of both the Valent Aerostructures and TASS, Inc. subsidiaries of the corporation shall also be excluded from the Corporation’s Annual Income from Operations.

The Aerostructures Division’s “Annual Income from Operations” means the Income from Operations of the Corporation, as determined in the preceding paragraph, less the Annual Income from Operations of D3 Technologies, Inc. and TASS, Inc.  For the fiscal year 2013 only, the annual income from operations of Valent Aerostructures shall also be excluded from the Aerostructures Division’s Annual Income from Operations.

The Corporation shall pay to the Employee any Performance Bonus due the Employee hereunder not later than fifteen (15) days after the receipt by the Corporation of its annual audited financial statements, which the Corporation expects to receive within ninety (90) days after the end of each fiscal year of the Corporation.  The Performance Bonus will be paid in cash and/or LMI stock, at the Employee’s option.  The Employee shall be required to make an election of percentage amounts to be paid in cash and/or LMI stock respectively, in writing, prior to the last business day of the fiscal year on which such Performance Bonus is based. Notwithstanding the foregoing, percentage elections involving LMI stock may not be made during a “blackout period” as defined in the Corporation’s Insider Trading Policy or while in possession of material non-public information about the Corporation.  All elections must be reviewed and approved by the Corporation’s Chief Compliance Officer. Should the Employee fail or for any reason be unable to make a timely election, fifty percent (50%) of the Performance Bonus will be paid in cash and fifty percent (50%) will be paid in LMI stock.  The price per share for any LMI stock paid as part of the Performance Bonus is based on the average price per share on the date the cash portion of the bonus is paid.

(D)          In  addition  to  the  Base  salary  and  Performance  Bonus  (if  any),  the Employee shall be entitled to receive such bonus compensation as the Board of Directors of the Corporation may authorize from time to time.

(E)          The Corporation retains the right to modify or adjust the manner in which the Performance Bonus is calculated in the event that the Corporation either acquires the assets of another entity, or any portion thereof, or sells its assets, or any portion thereof, to another entity.

(F)      The Employee acknowledges his understanding that notwithstanding anything to the contrary set forth in this Section 3 or otherwise herein, any Performance Bonus constituting “incentive based compensation,” for purposes of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) or any other compensation paid to the Employee hereunder that constitutes “incentive based compensation” shall be subject to recoupment pursuant to Section 954 of the Dodd-Frank Act and the Corporation’s Policy for Recoupment, a copy of which is attached hereto as Exhibit A, as such policy may be modified from time to time to comply with Section 954 of the Dodd-Frank Act, and the rules and regulations promulgated thereunder.

4.            Duties of the Employee.

(A)     The Employee shall serve as  Co-President of the Aerostructures Division of the Corporation or in such other positions as may be determined by the Board of Directors of the Corporation, and the Employee shall perform such duties on behalf of the Corporation and its subsidiaries by such means, at such locations, and in such manner as may be specified from time to time by the Chief Executive Officer or Board of Directors of the Corporation.

(B)          The Employee agrees to abide by and conform to all rules established by the Corporation applicable to its employees.

(C)          The Employee acknowledges that the Employee is being employed as a full-time employee, and the Employee agrees to devote so much of the Employee’s entire time, attention and energies to the business of the Corporation as is necessary for the successful operation of the Corporation and shall endeavor at all times to improve the business of the Corporation. The Employee shall not accept any business commitments other than with the Corporation without the advance written consent of the Corporation’s Chief Executive Officer.

5.           Expenses.  During the period of the Employee’s employment, except as otherwise specifically provided in this Agreement, the Corporation will pay directly, or reimburse the Employee for, all items of reasonable and necessary business expenses approved in advance by the Corporation if such expenses are incurred by the Employee in the interest of the business of the Corporation. The Corporation shall also reimburse the Employee for automobile expenses incurred by the Employee in the performance of the Employee’s duties hereunder.  The amount of such reimbursement shall be in accordance with the automobile expense reimbursement policy adopted (and as it may be modified from time to time) by the Corporation’s Board of Directors. All  such  expenses  paid  by  the  Employee  will  be  reimbursed  by  the  Corporation  upon presentation by the Employee, from time to time (but not less than quarterly), of an itemized account of such expenditures in accordance with the Corporation’s policy for verifying such expenditures.

6.           Fringe Benefits.

(A)          The Employee shall be entitled to participate in any health, accident and life insurance program and other benefits which have been or may be established by the Corporation for salaried employees of the Corporation.

(B)           The Employee shall be entitled to an annual vacation without loss of compensation for such period as may be determined by the Board of Directors of the Corporation.

(C)          The Corporation shall furnish to the Employee during the term of the Employee’s employment an automobile selected by the Corporation to aid the Employee in the performance of the Employee’s duties.  Upon agreement of the Corporation and the Employee, the Corporation may, in lieu of the automobile, provide the Employee with a Six Thousand Dollar ($6,000.00) annual automobile allowance.

7.           Covenants of the Employee.

(A)          During the term of the Employee’s employment with the Corporation and for all time thereafter Employee covenants and agrees that Employee will not in any manner directly or indirectly, except as required in the Employee’s duties to the Corporation, disclose or divulge to any person, entity, firm or company whatsoever, or use for the Employee’s own benefit or the benefit of any other person, entity, firm or company, directly or indirectly, any knowledge, devices, information, trade secrets, techniques, customer lists, business plans or other data belonging to the Corporation or developed by the Employee on behalf of the Corporation during the Employee’s employment with the Corporation, without regard to whether all of the foregoing matters will be deemed confidential, material or important, the parties hereto stipulating, as between them, that the same are important, material, confidential and the property of the Corporation (hereinafter “Confidential Information”), that disclosure of the same to or use of the same by third parties would greatly affect the effective and successful conduct of the business of the Corporation and the goodwill of the Corporation, and that any breach of the terms of this subsection (A) shall be a material breach of this Agreement.

(B)          During the term of the Employee’s employment with the Corporation and for a period of one (1) year (the “Covenant Term”) after cessation for whatever reason of such employment (except as hereinafter provided in subsection (C) of this Section 7, the Employee covenants and agrees that the Employee will not in any manner directly or indirectly:

(1)          solicit, divert, take away or interfere with any of the customers (or their respective affiliates or successors) of the Corporation;

(2)          engage directly or indirectly, either personally or as an employee, partner, associate partner, officer, manager, agent, advisor, consultant or otherwise, or by means of any corporate or other entity or device, in any business which is competitive with the business of the Corporation. For purposes of this covenant, a business will be deemed competitive if it is conducted in whole or in part within any geographic area wherein the Corporation is engaged in marketing its products, and if it involves the design or manufacture of products for the aerospace industry that are the same or substantially similar to those designed or manufactured by the Corporation or if it is in any manner competitive, as of the date of cessation of the Employee’s employment, with any business then being conducted by the Corporation or as to which the Corporation has then formulated definitive plans to enter;

(3)          induce any salesman, distributor, supplier, manufacturer, representative, agent, jobber or other person transacting business with the Corporation to terminate  their  relationship  with  the  Corporation,  or  to  represent,  distribute  or  sell products in competition with products of the Corporation; or

(4)          induce or cause any employee of the Corporation to leave the employ of the Corporation.

(C)          The parties agree that the Covenant Term provided for in the preceding subsection (B) shall be:

(1)           reduced to six (6) months in event of a Change in Control (as that term is defined in subsection 2(B) herein); or

(2)           eliminated if the business currently operated by the Corporation is terminated and the assets of the Corporation are liquidated.

(D)          All the covenants of the Employee contained in this Section 7 shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action against the Corporation, whether predicated on this Agreement or otherwise,  shall  not  constitute  a  defense  to  the  enforcement  by  the  Corporation  of  these covenants.

(E)          It is the intention of the parties to restrict the activities of the Employee under  this  Section  7  only  to  the  extent  necessary for  the  protection of  legitimate  business interests of the Corporation, and the parties specifically covenant and agree that should any of the provisions set forth therein, under any set of circumstances not now foreseen by the parties, be deemed too broad for such purpose, said provisions will nevertheless be valid and enforceable to the extent necessary for such protection.

8.           Documents.      Upon   cessation   of   the   Employee’s   employment   with   the Corporation, for whatever reason, all documents, records (including without limitation, customer records), notebooks, invoices, statements or correspondence, including copies thereof, relating to the business of the Corporation then in the Employee’s possession, whether prepared by the Employee or others, will be delivered to and left with the Corporation, and the Employee agrees not to retain copies of the foregoing documents without the written consent of the Corporation.

9.           Remedies.  In the event of the breach by the Employee of any of the terms of this Agreement, notwithstanding anything to the contrary contained in this Agreement, the Corporation may terminate the employment of the Employee in accordance with the provisions of Section 2 of this Agreement.   It is further agreed that any breach or evasion of any of the terms of this Agreement by the Employee will result in immediate and irreparable injury to the Corporation and will authorize recourse to injunction and/or specific performance as well as to other legal or equitable remedies to which the Corporation may be entitled. In addition to any other remedies that it may have in law or equity, the Corporation also may require an accounting and repayment of all profits, compensation, remuneration or other benefits realized, directly or indirectly, as a result of such breaches by the Employee or by a competitor’s business controlled, directly or indirectly, by the Employee.  No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy and each and every remedy given hereunder or now or hereafter existing at law or in equity by statute or otherwise. The election of any one or more remedies by the Corporation shall not constitute a waiver of the right to pursue other available remedies. The Employee expressly agrees to pay all reasonable costs and attorneys’ fees incurred by the Corporation in order to enforce the Employee’s obligations under  this  Agreement,  regardless  of  whether  litigation  is  commenced  or  prosecuted  to  a judgment.

10.          Severability.  All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any court of competent jurisdiction, this Agreement, subject to subsection 7(E) hereof, shall continue in full force and effect and shall be interpreted as if such invalid agreements or covenants were not contained herein.

   11.           Entire Agreement.  The Employee has also executed a Noncompetition and Nonsolicitation Agreement with the Valent Aerostructures subsidiary of the Corporation (“Noncompetition Agreement”).  This Employment Agreement and the provisions relating to the Employee’s confidentiality and restrictive covenant obligations set forth in the Noncompetition Agreement collectively constitute the entire agreement between the Corporation and the Employee with respect to the subject matter hereof and supersedes all prior proposals, negotiations, representations, communications, writings, outlines and agreements between the Corporation, Valent Aerostructures and the Employee with respect to the subject matter hereof, whether oral or written, which shall be of no further force and effect. For purposes of clarification, to the extent there is an inconsistency between the restrictive covenants set forth in this Noncompetition Agreement and those contained in this Agreement, and both documents are still in effect, the restrictive covenants of the Noncompetition Agreement shall control, unless such provisions of the Noncompetition Agreement are deemed unenforceable, in which case, this Agreement shall control.  However, in no event shall the Noncompetition Agreement suspend or eliminate or otherwise alter the one year Restriction Period following termination of Employee’s employment or otherwise cause this Agreement’s restrictive covenants and obligations not to go into effect after the Noncompetition Agreement has expired. By way of example, if the employment of the Employee is terminated with six months remaining in the term of the Noncompetition Agreement, the Noncompetition Agreement shall control for the remainder of such six months and thereafter, this Agreement shall control for the remaining six months of the Term. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

No amendments to this Agreement, except as expressly provided herein to the contrary, may be made except by a writing signed by both parties.

12.     Waiver or Modification. No waiver or modification of this Agreement or of any covenant, condition or limitation herein shall be valid unless in writing and duly executed by the party to be charged therewith, and no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid, and the parties further agree that the provisions of this section may not be waived except as herein set forth. Failure of the Corporation to exercise or otherwise act with respect to any of its rights hereunder in the event of a breach of any of the terms or conditions hereof by the Employee shall not be construed as a waiver of such breach nor prevent the Corporation from thereafter enforcing strict compliance with any and all of the terms and conditions hereof.

13.     Assignability. This Agreement may be assigned by the Corporation to another entity which purchases substantially all of the assets of the Corporation or acquires a majority of the stock of the Corporation. The services to be performed by the Employee hereunder are personal in nature and, therefore, the Employee shall not assign the Employee’s rights or delegate the Employee’s obligations under this Agreement, and any attempted or purported assignment or delegation not herein permitted shall be null and void.

14.          Successors.   Subject to the provisions of Section 13, this Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Employee and their respective heirs, executors, administrators, legal administrators, successors and assigns.

15.          Notices.   Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered personally, by over-night courier, or by certified or registered mail, return receipt requested, if to the Corporation, to:

Ronald S. Saks, CEO LMI
Aerospace, Inc. P.O. Box
 900
St. Charles, MO 63302-0900 and,

if to the Employee, to:

Henry H. Newell
800 W. Meyer Blvd.
Kansas City, MO 64113

or to such other address as may be specified by either of the parties in the manner provided under this Section 15.

16.          Construction.   This Agreement shall be deemed for all purposes to have been made in the State of Missouri and shall be governed by and construed in accordance with the laws of the State of Missouri, notwithstanding either the place of execution hereof, nor the performance of any acts in connection herewith or hereunder in any other jurisdiction.

17.          Venue.  The parties hereto agree that any suit filed arising out of or in connection with this Agreement shall be brought only in the United States District Court for the Eastern District of Missouri, unless that court lacks jurisdiction, in which case such action shall be brought only in the Circuit Court for St. Louis Charles County, Missouri.

18.          Disclosure of Existence of Agreement.   To preserve the Corporation’s rights under this Agreement, the Corporation may advise any third party of the existence of this Agreement and its terms, and the Employee specifically releases and agrees to indemnify and hold the Corporation harmless from any liability for doing so.

19.      Opportunity to Review. The Employee acknowledges his understanding that this Agreement was prepared by Polsinelli Shughart (“Polsinelli”) as counsel for the Corporation and further acknowledges his understanding that in such capacity, Polsinelli has acted solely as counsel for the Corporation and does not represent the Employee. Additionally, the Employee hereby acknowledges and represents that he has had the opportunity to review this Agreement and to seek advice of counsel of his choosing to represent the interests of the Employee prior to his execution hereof.

The parties have executed this Agreement as of  ______________

LMI AEROSPACE, INC.

(“Corporation”)

By:
Ronald S. Saks

Henry H. Newell
(“Employee”)
                                                                                                       .

Exhibit A

LMI Aerospace, Inc.

Policy for Recoupment of Incentive Compensation
If LMI Aerospace, Inc. (the “Corporation”) is required to prepare an accounting restatement for any fiscal quarter or year commencing after May 31, 2010 due to the material non-compliance of the Corporation with any financial reporting requirement under the securities laws, the Corporation shall recover any incentive-based compensation (including stock options) paid to any current or former executive officer during the three-year period preceding the date on which the Corporation is required to prepare a restatement.  The amount to be recovered is the excess of the amount originally paid to the executive officer based on the incorrect financial statements over the amount that would have been paid under the restated financials.

This Policy for Recoupment of Incentive Compensation (“Policy”) is intended to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Clawback Provision”).  Accordingly, to the extent of any inconsistency between this Policy and of the Dodd-Frank Clawback Provision, the Dodd-Frank Clawback Provision shall prevail.  Additionally, to the extent that future rules and regulations are promulgated by the Securities and Exchange Commission or any other federal regulatory agency that would add to, modify or supplement the Dodd-Frank Clawback Provision (each, a “Modification”), then this Policy shall be deemed modified to the extent required to make this Policy consistent with the Dodd-Frank Clawback Provision, giving effect to such revision as of the date upon which such Modification becomes or would otherwise be deemed to be effective.

Exhibit 2.4(a)(vi)

EMPLOYMENT AGREEMENT

VALENT AEROSTRUCTURES, LLC, a Delaware limited liability company (“Company”), a wholly-owned subsidiary of LMI AEROSPACE, INC., a Missouri Corporation (“Parent”), and Bruce R. Breckenridge (the “Employee”), hereby agree as follows:

1.          Employment.  The Company hereby employs the Employee, and the Employee accepts employment from the Company, upon the terms and conditions hereinafter set forth. Any and all employment agreements heretofore entered into between the Company and the Employee are hereby terminated and cancelled, and each of the parties hereto mutually releases and discharges the other from any and all obligations and liabilities heretofore or now existing under or by virtue of any such employment agreements, it being the intention of the parties hereto that this Agreement, effective immediately, shall supersede and be in lieu of any and all prior employment agreements between them.

2.           Term of Employment.

(A)   The initial term of the Employee's employment under this Agreement shall commence on January 1, 2013 and shall terminate as of the close of business on January 1, 2016; provided, however, that this Agreement shall be automatically extended for additional terms of one year each unless not later than October 31 of any year beginning in 2015, either party has given written notice to the other party of its or the Employee’s intention not to extend the term of this Agreement; and provided, further, that the term of employment may be terminated upon the earlier occurrence of any of the following events:

(1)           Upon the termination of the business or corporate existence of the Company;

(2)      At the Company’s option, in the event the Company determines that the Employee is not performing the duties required of the Employee hereunder to the satisfaction of the Company;

(3)           Upon the death of the Employee;

(4)          At  the  Company’s  option,  if  the  Employee  shall  suffer  a permanent disability.  (For the purposes of this Agreement, “permanent disability” means any physical or mental impairment that renders the Employee unable for a period of six (6) months or more to perform the essential job functions of the Employee’s position, even with reasonable accommodation, as determined by a physician selected by the Company.)   The Employee acknowledges and agrees that the Employee shall voluntarily  submit  to  a  medical  or  psychological  examination  for  the  purpose  of determining the Employee’s continued fitness to perform the essential functions of the Employee’s position whenever requested to do so by the Company.  If the Company elects to terminate the employment relationship on this basis, the Company shall notify the Employee or the Employee’s representative in writing and the termination shall become effective on the date that such notification is given;

(5)          At the Company’s option, upon ten (10) calendar days’ written notice to the Employee, in the event of any breach or default by the Employee of any of the terms of this Agreement or of any of the Employee’s duties or obligations hereunder. In lieu of providing ten (10) calendar days’ advance written notice, the Company, at its sole option, may terminate the Employee’s services immediately and pay the Employee an amount that is equivalent to ten (10) calendar days of the Employee’s salary, less any deductions required by law;

(6)          At the Company’s option, without any advance notice, in the event that the Employee engages in conduct which, in the opinion of the Company, (1) constitutes dishonesty of any kind (including, but not limited to, any misrepresentation of facts or falsification of records) in the Employee’s relations, interactions or dealings with the Company or its customers; (2) constitutes a felony; (3) potentially may or will expose the Company to public disrepute or disgrace, or potentially may or will cause harm to the customer relations, operations or business prospects of the Company; (4) constitutes harassment or discrimination towards any person associated with the Company, whether an employee, agent or customer, based upon that person’s race, color, national origin, sex, age, disability, religion, or other protected status; (5) reflects disruptive or disorderly conduct, including but not limited to, acts of violence, fighting, intimidation or threats of violence against any person associated with the Company, whether an employee, agent or customer, or possessing a weapon while on the Company’s premises or while acting on behalf of the Company; (6) is indicative of abusive or illegal drug use while on the Company’s premises or while acting on the Company’s behalf; or (7) constitutes a willful violation of any governmental rules or regulations; or

(7)          At the Employee’s option, after providing the Company with at least thirty (30) calendar days advance written notice of the Employee’s intention to terminate the employment relationship.

If employment is terminated for any of the reasons set forth in (3) through (7) of this subsection 2(A), the Employee shall be entitled to receive only the Base Salary (as that term is hereinafter defined) accrued but unpaid as of the date of the termination and shall be ineligible to receive any additional compensation or severance pay.  If, on the other hand, employment is terminated by the Company during the term of this Agreement for any reason other than those set forth in (3) through (7) of this subsection
2(A), subject to the conditions set forth in subsections 2(C) and (D) of this Agreement, the Company shall provide severance pay to the Employee in an amount based upon his length of service with the Company.  Specifically, the Company shall provide the Employee with six (6) months of Base Salary if he has less than five (5) years of service with the Company as of the date of his termination and with twelve (12) months of Base Salary if he has five (5) or more years of service with the Company as of the date of his termination.

(B)          If employment is terminated in conjunction with a change in the control of the Company or the Parent, the Company will provide the Employee with severance pay under the circumstances specified in (1) and (2) of this subsection (B), and the conditions set forth in subsections 2(C) and (D) of this Agreement.  For the purposes of this Agreement, a “Change in Control” is defined as the sale of substantially all of the operating assets of the Company or the Parent, the acquisition of more than fifty percent (50%) of the stock of the Company or the Parent by a group of shareholders or an entity which acquires control of the Company or Parent (a “Purchaser”), or a merger or consolidation of the Company or Parent with any other corporation, other than a merger or consolidation which would result in the voting securities of the Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or more of the total voting power represented by the voting securities of the Parent or such surviving entity outstanding immediately after such merger or consolidation.

(1)          If the Change in Control results in the involuntary termination of the Employee or results in the Employee electing within nine (9) months from the date of the Change in Control to terminate the Employee’s employment for Good Reason (as defined in subsection 2(E)), the Company shall provide the Employee with severance pay in an amount that is equal to two and one-half times the Employee’s annual Base Salary and shall pay the Employee any reasonably anticipated Performance Bonus for the fiscal year in which the Employee was terminated on a prorated basis.

(2)          If  the  Employee  voluntarily  terminates  the  Employee’s employment without Good Reason (as defined in subsection 2(E)) within ninety (90) days after the Change in Control, the Company shall provide the Employee with six (6) months of Base Salary if the Employee has less than five (5) years of service with the Company as of the date of the Employee’s termination and with twelve (12) months of Base Salary if the Employee has five (5) or more years of service with the Company as of the date of the Employee’s termination.

(C)          The severance pay provided for in subsections 2(A) and 2(B) of this Agreement shall be paid in equal monthly installments commencing immediately after the termination.  Notwithstanding the foregoing, if at the time of the Employee’s termination, the Employee is considered a ‘specified employee’ within the meaning of Section 409A(a)(2) of the Code, and if any payment that the Employee becomes entitled to under this Agreement would be considered deferred compensation subject to Section 409A of the code, then no such payment shall be payable prior to the date that is earlier of (1) six months and one day after employee’s termination, or  (2)  the  Employee’s  death,  and  the  initial  payment  shall  include  a  catch-up payment covering amounts that would otherwise have been paid during the six-month period but for application of this provision.

(D)           Notwithstanding anything to the contrary, (i) the amount of severance pay provided under this Agreement shall not under any circumstances exceed the limitations set forth in § 280G of the Code, and (ii) the Company’s obligation to pay the severance pay provided for in this Section 2 shall be conditioned on the Employee’s execution of a written release satisfactory to the Company.

(E)          For the purposes of subsection 2(B), “Good Reason” shall mean the occurrence of any of the following events: (1) a significant reduction of the Employee’s duties, authority or responsibilities relative to the Employee’s duties, authority or responsibilities as in effect immediately prior to such reduction; (2) the Purchaser requiring the Employee to relocate his primary work office to a facility or location more than fifty (50) miles from the Employee’s then-present  location;  or  (3)  the  Purchaser  refusing  to  offer  full  time  employment  to  the Employee on terms comparable to those provided by the Company prior to the acquisition.

3.           Compensation.

(A)    During the period from January 1, 2013 to December 31, 2013 the Company shall compensate the Employee for the Employee’s services rendered hereunder by paying to the Employee an annual salary (the “Base Salary”) of Two Hundred Sixty Thousand Dollars ($260,000.00), less any authorized or required payroll deductions. During the period from January 1, 2014 to December 31, 2014, the Employee’s Base Salary shall be Two Hundred Sixty-seven Thousand Eight Hundred Dollars ($267,800.00), less any authorized or required payroll deductions. During the period from January 1, 2015 to December 31, 2015, the Employee’s Base Salary shall be Two Hundred Seventy-five Thousand Eight Hundred Thirty-four Dollars ($275,834.00), less any authorized or required payroll deductions. Thereafter, as long as this Agreement remains in effect, the annual Base Salary that the Company shall pay to the Employee for the Employee’s services rendered hereunder will be Two Hundred Seventy-five Thousand Eight Hundred Thirty-four Dollars ($275,834.00), less any authorized or required payroll deductions.

(B)          For fiscal year  2013 of the Company during the term of this Agreement, provided that the Employee is employed under the terms of this Agreement as of the first day of the next fiscal year, the Company shall pay the Employee a “Performance Bonus,” in addition to the Employee’s Base Salary, calculated consistent with the methodology utilized by the Company in 2012.

(C)      This Agreement shall be amended on or before October 31, 2013 to provide Employee a Performance Bonus formula for fiscal years 2014 and 2015 of the Company. The Performance Bonus formula shall be consistent with the Performance Bonus formula used for employees at a similar level and position as Employee within the Company or the Parent, and will be designed to create a bonus payment of approximately 25-30% of base pay if the Company and Parent meet their targets for income from operations for the year. Payment of any Performance Bonus shall be contingent upon on the financial performance of both the Company and the Parent and provided that the Employee is employed under the terms of this Agreement as of the first day of the next fiscal year.

(D)           The Company shall pay to the Employee any Performance Bonus due the Employee hereunder not later than fifteen (15) days after the receipt by the Company of its annual audited financial statements, which the Company expects to receive within ninety (90) days after the end of each fiscal year of the Company.   The Performance Bonus will be paid in cash, less any authorized or required payroll deductions.

(D)          In  addition  to  the  Base  salary  and  Performance  Bonus  (if  any),  the Employee shall be entitled to receive such bonus compensation as the Board of Directors of the Parent may authorize from time to time.

(E)          The Parent retains the right to modify or adjust the manner in which the Performance Bonus is calculated in the event that the Company or the Parent either acquires the assets of another entity, or any portion thereof, or sells its assets, or any portion thereof, to another entity.

(F)   The Employee acknowledges his understanding that notwithstanding anything to the contrary set forth in this Section 3 or otherwise herein, any Performance Bonus constituting “incentive based compensation,” for purposes of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) or any other compensation paid to the Employee hereunder that constitutes “incentive based compensation” shall be subject to recoupment pursuant to Section 954 of the Dodd-Frank Act and the Company’s Policy for Recoupment, a copy of which is attached hereto as Exhibit A, as such policy may be modified from time to time to comply with Section 954 of the Dodd-Frank Act, and the rules and regulations promulgated thereunder.

4.           Duties of the Employee.

(A)         The Employee shall serve as the Executive Vice President, Business Development of the Company or in such other positions as may be determined by the Board of Directors of the Parent, and the Employee shall perform such duties on behalf of the Company by such means, at such locations, and in such manner as may be specified from time to time by the Chief Executive Officer or Board of Directors of the Parent.

(B)          The Employee agrees to abide by and conform to all rules established by the Company applicable to its employees.

(C)          The Employee acknowledges that the Employee is being employed as a full-time employee, and the Employee agrees to devote so much of the Employee’s entire time, attention and energies to the business of the Company as is necessary for the successful operation of the Company and shall endeavor at all times to improve the business of the Company. The Employee shall not accept any business commitments other than with the Company without the advance written consent of the Parent’s Chief Executive Officer.

5.           Expenses.  During the period of the Employee’s employment, except as otherwise specifically provided in this Agreement, the Company will pay directly, or reimburse the Employee for, all items of reasonable and necessary business expenses approved in advance by the Company if such expenses are incurred by the Employee in the interest of the business of the Company. The Company shall also reimburse the Employee for automobile expenses incurred by the Employee in the performance of the Employee’s duties hereunder.  The amount of such reimbursement shall be in accordance with the automobile expense reimbursement policy adopted (and as it may be modified from time to time) by the Parent’s Board of Directors. All  such  expenses  paid  by  the  Employee  will  be  reimbursed  by  the  Company  upon presentation by the Employee, from time to time (but not less than quarterly), of an itemized account of such expenditures in accordance with the Company’s policy for verifying such expenditures.

6.           Fringe Benefits.

(A)          The Employee shall be entitled to participate in any health, accident and life insurance program and other benefits which have been or may be established by the Company for salaried employees of the Company.

(B)       The Employee shall be entitled to an annual vacation without loss of compensation for such period as may be determined by the Board of Directors of the Company.

(C)          The Company shall furnish to the Employee during the term of the Employee’s employment an automobile selected by the Company to aid the Employee in the performance of the Employee’s duties.  Upon agreement of the Company and the Employee, the Company may, in lieu of the automobile, provide the Employee with a Six Thousand Dollar ($6,000.00) annual automobile allowance.

7.           Covenants of the Employee.

(A)          During the term of the Employee’s employment with the Company and for all time thereafter Employee covenants and agrees that Employee will not in any manner directly or indirectly, except as required in the Employee’s duties to the Company, disclose or divulge to any person, entity, firm or company whatsoever, or use for the Employee’s own benefit or the benefit of any other person, entity, firm or company, directly or indirectly, any knowledge, devices, information, trade secrets, techniques, customer lists, business plans or other data belonging to the Company or the Parent or developed by the Employee on behalf of the Company or the Parent during the Employee’s employment with the Company, without regard to whether all of the foregoing matters will be deemed confidential, material or important, the parties hereto stipulating, as between them, that the same are important, material, confidential and the property of the Company (hereinafter “Confidential Information”), that disclosure of the same to or use of the same by third parties would greatly affect the effective and successful conduct of the business of the Company or the Parent and the goodwill of the Company or Parent, and that any breach of the terms of this subsection (A) shall be a material breach of this Agreement.

(B)          During the term of the Employee’s employment with the Company and for a period of one (1) year (the “Covenant Term”) after cessation for whatever reason of such employment (except as hereinafter provided in subsection (C) of this Section 7, the Employee covenants and agrees that the Employee will not in any manner directly or indirectly:

(1)          solicit, divert, take away or interfere with any of the customers (or their respective affiliates or successors) of the Company or the Parent;

(2)          engage directly or indirectly, either personally or as an employee, partner, associate partner, officer, manager, agent, advisor, consultant or otherwise, or by means of any corporate or other entity or device, in any business which is competitive with the business of the Company. For purposes of this covenant, a business will be deemed competitive if it is conducted in whole or in part within any geographic area wherein the Company or the Parent is engaged in marketing its products, and if it involves the design or manufacture of products for the aerospace industry that are the same or substantially similar to those designed or manufactured by the Company or the Parent or if it is in any manner competitive, as of the date of cessation of the Employee’s employment, with any business then being conducted by the Company or the Parent or as to which the Company or the Parent has then formulated definitive plans to enter;

(3)          induce any salesman, distributor, supplier, manufacturer, representative, agent, jobber or other person transacting business with the Company or the Parent to terminate  their  relationship  with  the  Company or the Parent,  or  to  represent,  distribute  or  sell products in competition with products of the Company or the Parent; or

(4)          induce or cause any employee of the Company or the Parent to leave the employ of the Company or the Parent.

(C)          The parties agree that the Covenant Term provided for in the preceding subsection (B) shall be:

(1)           reduced to six (6) months in event of a Change in Control (as that term is defined in subsection 2(B) herein); or

(2)           eliminated if the business currently operated by the Company or the Parent is terminated and the assets of the Company or the Parent are liquidated.

(D)   All the covenants of the Employee contained in this Section 7 shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of these covenants.

(E)          It is the intention of the parties to restrict the activities of the Employee under  this  Section  7  only  to  the  extent  necessary for  the  protection of  legitimate  business interests of the Company and the Parent, and the parties specifically covenant and agree that should any of the provisions set forth therein, under any set of circumstances not now foreseen by the parties, be deemed too broad for such purpose, said provisions will nevertheless be valid and enforceable to the extent necessary for such protection.

8.            Documents.      Upon   cessation   of   the   Employee’s   employment   with   the Company, for whatever reason, all documents, records (including without limitation, customer records), notebooks, invoices, statements or correspondence, including copies thereof, relating to the business of the Company then in the Employee’s possession, whether prepared by the Employee or others, will be delivered to and left with the Company, and the Employee agrees not to retain copies of the foregoing documents without the written consent of the Company.

9.            Remedies.  In the event of the breach by the Employee of any of the terms of this Agreement, notwithstanding anything to the contrary contained in this Agreement, the Company may terminate the employment of the Employee in accordance with the provisions of Section 2 of this Agreement.   It is further agreed that any breach or evasion of any of the terms of this Agreement by the Employee will result in immediate and irreparable injury to the Company and will authorize recourse to injunction and/or specific performance as well as to other legal or equitable remedies to which the Company may be entitled. In addition to any other remedies that it may have in law or equity, the Company also may require an accounting and repayment of all profits, compensation, remuneration or other benefits realized, directly or indirectly, as a result of such breaches by the Employee or by a competitor’s business controlled, directly or indirectly, by the Employee.  No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy and each and every remedy given hereunder or now or hereafter existing at law or in equity by statute or otherwise. The election of any one or more remedies by the Company or the Parent shall not constitute a waiver of the right to pursue other available remedies. The Employee expressly agrees to pay all reasonable costs and attorneys’ fees incurred by the Company or the Parent in order to enforce the Employee’s obligations under  this  Agreement,  regardless  of  whether  litigation  is  commenced  or  prosecuted  to  a judgment.

10.          Severability.  All agreements and covenants contained herein are severable, and in the event any of them shall be held to be invalid by any court of competent jurisdiction, this Agreement, subject to subsection 7(E) hereof, shall continue in full force and effect and shall be interpreted as if such invalid agreements or covenants were not contained herein.

11.          Entire Agreement.  The Employee has also executed a Noncompetition and Nonsolicitation Agreement with the Company (“Noncompetition Agreement”). This Employment Agreement and the provisions relating to the Employee’s confidentiality and restrictive covenant obligations set forth in the Noncompetition Agreement collectively constitute the entire agreement between the Company and the Employee with respect to the subject matter hereof and supersedes all prior proposals, negotiations, representations, communications, writings, outlines and agreements between the Company and the Employee with respect to the subject matter hereof, whether oral or written, which shall be of no further force and effect. For purposes of clarification, to the extent there is an inconsistency between the restrictive covenants set forth in this Noncompetition Agreement and those contained in this Agreement, and both documents are still in effect, the restrictive covenants of the Noncompetition Agreement shall control, unless such provisions of the Noncompetition Agreement are deemed unenforceable, in which case, this Agreement shall control.  However, in no event shall the Noncompetition Agreement suspend or eliminate or otherwise alter the one year Restriction Period following termination of Employee’s employment or otherwise cause this Agreement’s restrictive covenants and obligations not to go into effect after the Noncompetition Agreement has expired. By way of example, if the employment of the Employee is terminated with six months remaining in the term of the Noncompetition Agreement, the Noncompetition Agreement shall control for the remainder of such six months and thereafter, this Agreement shall control for the remaining six months of the Term. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

No amendments to this Agreement, except as expressly provided herein to the contrary, may be made except by a writing signed by both parties.

12.          Waiver or Modification.  No waiver or modification of this Agreement or of any covenant, condition or limitation herein shall be valid unless in writing and duly executed by the party to be charged therewith, and no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid, and the parties further agree that the provisions of this section may not be waived except as herein set forth. Failure of the Company to exercise or otherwise act with respect to any of its rights hereunder in the event of a breach of any of the terms or conditions hereof by the Employee shall not be construed as  a  waiver  of  such  breach  nor  prevent  the  Company  from  thereafter  enforcing  strict compliance with any and all of the terms and conditions hereof.

13.     Assignability. This Agreement may be assigned by the Company to another entity which purchases substantially all of the assets of the Company or the Parent or acquires a majority of the stock of the Company or the Parent. The services to be performed by the Employee hereunder are personal in nature and, therefore, the Employee shall not assign the Employee’s rights or delegate the Employee’s obligations under this Agreement, and any attempted or purported assignment or delegation not herein permitted shall be null and void.

14.          Successors.   Subject to the provisions of Section 13, this Agreement shall be binding upon and shall inure to the benefit of the Company and the Employee and their respective heirs, executors, administrators, legal administrators, successors and assigns.

15.          Notices.   Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered personally, by over-night courier, or by certified or registered mail, return receipt requested, if to the Company, to:

Ronald S. Saks, CEO LMI
Aerospace, Inc. P.O. Box

St. Charles, MO 63302-0900 and,

if to the Employee, to:

Bruce R. Breckenridge
12801 Catalina St.
Leawood, KS 66209

or to such other address as may be specified by either of the parties in the manner provided under this Section 15.

16.          Construction. This Agreement shall be deemed for all purposes to have been made in the State of Missouri and shall be governed by and construed in accordance with the laws of the State of Missouri, notwithstanding either the place of execution hereof, nor the performance of any acts in connection herewith or hereunder in any other jurisdiction.

17.         Venue. The parties hereto agree that any suit filed arising out of or in connection with this Agreement shall be brought only in the United States District Court for the Eastern District of Missouri, unless that court lacks jurisdiction, in which case such action shall be brought only in the Circuit Court for St. Louis Charles County, Missouri.

18.          Disclosure of Existence of Agreement. To preserve the Company’s rights under this Agreement, the Company may advise any third party of the existence of this Agreement and its terms, and the Employee specifically releases and agrees to indemnify and hold the Company harmless from any liability for doing so.

19.      Opportunity to Review. The Employee acknowledges his understanding that this Agreement was prepared by Polsinelli Shughart (“Polsinelli”) as counsel for the Company and further acknowledges his understanding that in such capacity, Polsinelli has acted solely as counsel for the Company and does not represent the Employee. Additionally, the Employee hereby acknowledges and represents that he has had the opportunity to review this Agreement and to seek advice of counsel of his choosing to represent the interests of the Employee prior to his execution hereof.

The parties have executed this Agreement as ________________.

VALENT AEROSTRUCTURES, LLC.

(“Company”)

By:
Ronald S. Saks

Bruce R. Breckenridge
(“Employee”)

Exhibit A

LMI Aerospace, Inc.

Policy for Recoupment of Incentive Compensation

If LMI Aerospace, Inc. (the “Parent”) is required to prepare an accounting restatement for any fiscal quarter or year commencing after May 31, 2010 due to the material non-compliance of the Parent with any financial reporting requirement under the securities laws, the Parent shall recover any incentive-based compensation (including stock options) paid to any current or former executive officer during the three-year period preceding the date on which the Company is required to prepare a restatement.  The amount to be recovered is the excess of the amount originally paid to the executive officer based on the incorrect financial statements over the amount that would have been paid under the restated financials.

This Policy for Recoupment of Incentive Compensation (“Policy”) is intended to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Clawback Provision”).  Accordingly, to the extent of any inconsistency between this Policy and of the Dodd-Frank Clawback Provision, the Dodd-Frank Clawback Provision shall prevail.  Additionally, to the extent that future rules and regulations are promulgated by the Securities and Exchange Commission or any other federal regulatory agency that would add to, modify or supplement the Dodd-Frank Clawback Provision (each, a “Modification”), then this Policy shall be deemed modified to the extent required to make this Policy consistent with the Dodd-Frank Clawback Provision, giving effect to such revision as of the date upon which such Modification becomes or would otherwise be deemed to be effective.

LIST OF OMITTED SCHEDULES, EXHIBITS AND DISCLOSURE LETTER PARTS

SCHEDULES

Schedule 1.1(b) - Net Working Capital Calculation
Schedule 11.2 - Line Item Indemnifications

EXHIBITS

Exhibit 2.4(a)(i) - Form of Assignment of Membership Interest
Exhibit 2.4(a)(v) - Form of Release
Exhibit 2.4(a)(vii) - Form of Noncompetition and Nonsolicitation Agreement
Exhibit 2.4(a)(viii) - Form of Escrow Agreement
Exhibit 8.4 - Material Consents
Exhibit 8.6(a) - Form of Legal Opinion of Sellers’ Counsel
Exhibit 9.4 - Consents from Buyer

DISCLOSURE LETTER

Part 3.1 - List of Acquired Companies
Part 3.2(b) - Enforceability and Authority; No Conflict
Part 3.2(c) - Required Consents
Part 3.3(a) - Capitalization of Company
Part 3.3(b) - Capitalization of Subsidiaries
Part 3.3(c) - Contracts to Acquire Equity
Part 3.6(a) - Owned Real Property
Part 3.6(b) - Leased Real Property
Part 3.6(c) - Real Property Permitted Encumbrances
Part 3.6(d) - Personal Property Permitted Encumbrances
Part 3.8 - Accounts Receivable Listing and Aging as of October 31, 2012
Part 3.9 - Inventory
Part 3.10 - Undisclosed Liabilities
Part 3.11 - Taxes
Part 3.11(a) - List of Tax Returns Filed since January 1, 2010
Part 3.11(b) - Tax Audits
Part 3.11(d) - Taxes; Files as a Corporation
Part 3.11(e) - Subject to Tax Ruling or Contract with Governmental Body and/or Lender
Part 3.13(a) - List of Employee Benefit Plans
Part 3.13(c) - Employee Benefit Plans; Amounts Owed; Uninsured Plans
Part 3.13(e) - Employee Benefit Compliance
Part 3.13(m) - Employee Plan subject to Section 409A of the Code
Part 3.14(a) - Compliance with Legal Requirements
Part 3.14(b) - Government Authorizations
Part 3.15(a) - Legal Proceedings
Part 3.15(b) - Orders
Part 3.15(c) - Compliance with Orders
Part 3.16 - Absence of Certain Changes and Events
Part 3.17(a) - Contracts

Part 3.17(b) - Contracts; Full Force and Effect
Part 3.17(c) - Contracts; Compliance
Part 3.18(a) - Insurance
Part 3.18(b) - Insurance; Self-Insurance; Risk Share
Part 3.18(c) - Insurance; Run Loss
Part 3.18(d) - Insurance; Valid Policies
Part 3.18(e) - Insurance; Workers’ Compensation Liability
Part 3.19 - Environmental Matters
Part 3.20(a) - Change in Compensation Since October 31, 2011
Part 3.20(c) - Employees and Consultants; Intent to Terminate Employment
Part 3.20(d) - Employees and Consultants; Severance
Part 3.20(f) - Employees and Consultants; Terminated or Laid Off
Part 3.20(g) - Employees and Consultants; Manuals and Policies
Part 3.21(b) - Labor Disputes; Compliance
Part 3.22(a) - Intellectual Property Assets; List
Part 3.22(c) - Intellectual Property
Part 3.22(f) - Intellectual Property
Part 3.22(g) - Securities Law Matter; Addresses of Sellers
Part 3.24 - Relationships with Affiliates
Part 3.26 - Customers and Suppliers
Part 3.27(a) - Product Liabilities and Warranties
Part 3.27(b) - Product Liabilities and Warranties
Part 3.28 - Brokers or Finders